Form 10-K, Exhibit 13
period 1995-08-31
TUSCARORA INC
filed 1995-11-29
CIK 821538

                                                                     Exhibit 13

CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------
Year Ended
August 31,                                1995           1994           1993
--------------------------------------------------------------------------------
Net Sales                             $163,299,682   $120,085,187   $101,075,026
Cost of Sales                          123,682,160     92,476,379     79,567,085
--------------------------------------------------------------------------------
 Gross profit                           39,617,522     27,608,808     21,507,941
--------------------------------------------------------------------------------
Selling and Administrative Expenses     21,831,518     17,103,015     14,684,578
Interest Expense                         2,603,250      1,327,689      1,306,744
Other (Income) Expense--Net (Note 5)       148,636        161,111       (768,843)
--------------------------------------------------------------------------------
                                        24,583,404     18,591,815     15,222,479
--------------------------------------------------------------------------------
 Income before income taxes
   and cumulative effect
   of accounting change                 15,034,118      9,016,993      6,285,462
Provision for Income Taxes (Note 7)      6,053,854      3,313,954      2,336,299
--------------------------------------------------------------------------------
 Income before cumulative effect
   of accounting change                  8,980,264      5,703,039      3,949,163
Cumulative Effect of Accounting
 Change (Note 7)                                --             --        321,218
--------------------------------------------------------------------------------
 Net income                            $ 8,980,264    $ 5,703,039    $ 4,270,381
================================================================================
Earnings Per Share
 Before cumulative effect
   of accounting change                      $1.46          $0.93          $0.65
 Cumulative effect of
   accounting change                            --             --          $0.05
--------------------------------------------------------------------------------
 Net income per share of
   Common Stock (Note 1)                     $1.46          $0.93          $0.70
================================================================================
 Weighted average number of shares
   of Common Stock outstanding           6,153,745      6,129,062      6,109,202
================================================================================

       The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------

Assets (August 31)                                   1995               1994
-------------------------------------------------------------------------------

CURRENT ASSETS
  Cash and cash equivalents                     $  2,659,767       $  3,671,490
  Trade accounts receivable, less allowance of
    $694,675 in 1995; $646,991 in 1994            23,463,267         16,773,835
  Inventories (Note 2)                            18,018,610         14,270,863
  Prepaid expenses and other current assets        1,452,542            919,084
-------------------------------------------------------------------------------
     Total current assets                         45,594,186         35,635,272
-------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Land                                             2,515,155          2,507,655
  Buildings and improvements                      40,284,731         36,499,948
  Machinery and equipment                         93,542,491         78,083,301
-------------------------------------------------------------------------------
    Total                                        136,342,377        117,090,904
-------------------------------------------------------------------------------
  Less accumulated depreciation                  (68,751,183)       (61,734,573)
-------------------------------------------------------------------------------
    Net property, plant and equipment             67,591,194         55,356,331
-------------------------------------------------------------------------------
OTHER ASSETS
  Cash value of life insurance                       390,148            318,076
  Intangible and other long-term assets            4,145,731          2,915,815
-------------------------------------------------------------------------------
    Total other assets                             4,535,879          3,233,891
-------------------------------------------------------------------------------
    Total assets                                $117,721,259       $ 94,225,494
-------------------------------------------------------------------------------
Liabilities and Shareholders' Equity (August 31)
-------------------------------------------------------------------------------
CURRENT LIABILITIES
  Current maturities of long-term debt (Note 3) $  4,819,255       $  3,667,977
  Accounts payable                                15,515,024         13,350,738
  Accrued income taxes                               365,986            301,610
  Accrued payroll and related taxes                  490,190            747,693
  Other current liabilities                        2,013,544          1,019,436
-------------------------------------------------------------------------------
     Total current liabilities                    23,203,999         19,087,454
-------------------------------------------------------------------------------
LONG-TERM DEBT (Note 3)                           36,510,150         25,284,404
DEFERRED INCOME TAXES (Note 7)                     1,849,078          1,680,889
SUPPLEMENTAL PENSION BENEFITS (Notes 5 and 8)        976,730            992,798
OTHER LONG-TERM LIABILITIES                          407,941                 --
-------------------------------------------------------------------------------
    Total liabilities                             62,947,898         47,045,545
-------------------------------------------------------------------------------
COMMITMENTS (Note 11)
SHAREHOLDERS' EQUITY
  Preferred Stock--par value $.01 per share;
    authorized shares,1,000,000; none issued              --                 --
  Common Stock--without par value, authorized shares,
    20,000,000; issued shares, 6,200,158 in 1995,
    6,193,714 in 1994 (Note 4)                     6,200,158          6,193,714
  Capital surplus (Note 4)                         2,259,502          2,171,217
  Retained earnings                               46,799,379         39,234,310
  Currency translation adjustment                   (100,460)                --
-------------------------------------------------------------------------------
    Total                                         55,158,579         47,599,241
-------------------------------------------------------------------------------
  Less Common Stock in treasury--27,532 shares
    in 1995; 46,625 shares in 1994; at cost         (385,218)          (419,292)
-------------------------------------------------------------------------------
    Total shareholders' equity                    54,773,361         47,179,949
-------------------------------------------------------------------------------
    Total liabilities and shareholders' equity  $117,721,259       $ 94,225,494
-------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------
Year Ended
August 31,                                                             1995             1994             1993
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                        $  8,980,264     $  5,703,039     $  4,270,381
Cumulative effect of accounting change                                      --               --         (321,218)
Adjustments to reconcile net income to
  cash provided by operating activities:
    Depreciation                                                    10,247,768        9,148,076        8,549,927
    Amortization                                                       641,745          572,474          656,082
    Provision for losses on receivables                                287,782          180,000          205,000
    Increase (decrease) in deferred income taxes                       168,189         (670,475)        (229,953)
    Loss (gain) on sale or abandonment of
      property, plant and equipment, net                                64,425            7,217          (20,069)
    Stock compensation expense                                          10,516           10,310            8,495
    Company's share of White Knight's loss                                  --               --           32,059
    Gain on sale of equity interest in White Knight                         --               --         (780,833)
Changes in operating assets and liabilities, net of
  effects of business acquisitions:
  Decrease (increase):
    Trade accounts receivable                                       (5,059,511)      (2,500,622)      (1,598,629)
    Inventories                                                     (2,468,166)      (3,531,860)        (440,890)
    Prepaid expenses and other current assets                         (393,767)          40,320          292,300
    Cash value of life insurance                                       (72,072)         542,504          (61,497)
    Intangible and other long-term assets                             (201,854)         279,466         (267,747)
  Increase (decrease):
    Accounts payable                                                 1,100,205        5,875,211          906,260
    Accrued income taxes                                                64,376          301,610         (666,519)
    Accrued payroll and related taxes                                 (256,558)         124,317           32,408
    Other current liabilities                                          593,290         (201,252)         337,850
    Supplemental pension benefits                                       16,067        1,126,599               --
    Other long-term liabilities                                        386,753               --               --
----------------------------------------------------------------------------------------------------------------
       Cash provided by operating activities                        14,109,452       17,006,934       10,903,407
----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital spending
  Purchase of property, plant and equipment                        (20,689,178)     (12,433,432)     (11,881,467)
  Business acquisitions, net of cash acquired (See Note 9)          (5,679,929)      (3,712,807)        (520,515)
Proceeds from sale of property, plant and equipment                    184,764           52,844          348,269
Proceeds from sale of equity interest in White Knight                       --               --        1,805,382
----------------------------------------------------------------------------------------------------------------
        Cash (used for) investing activities                       (26,184,343)     (16,093,395)     (10,248,331)
----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                        16,045,000        4,900,000        7,550,000
Payments on long-term debt                                          (3,667,977)      (3,092,636)      (6,615,621)
Dividends paid                                                      (1,415,195)      (1,225,751)      (1,099,666)
Proceeds from sale of Common Stock                                     118,287          146,317           86,722
----------------------------------------------------------------------------------------------------------------
        Cash provided by (used for)
           financing activities                                     11,080,115          727,930          (78,565)
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                (16,947)              --               --

        Net increase (decrease) in cash and
          cash equivalents                                          (1,011,723)       1,641,469          576,511
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     3,671,490        2,030,021        1,453,510
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                        $  2,659,767     $  3,671,490     $  2,030,021
----------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA
Income taxes paid                                                 $  5,821,289     $  3,602,117     $  3,316,391
Interest paid                                                     $  2,396,164     $  1,206,026     $  1,332,549
================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------------
                           Common Stock                                              Treasury Shares
                       ---------------------                                       -------------------
                                                                                                           Currency
                       Shares                        Capital        Retained                             Translation
                       Issued         Amount         Surplus        Earnings      Shares       Amount     Adjustment        Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1992       6,180,778     $6,180,778     $1,831,915     $31,586,307      74,716    ($318,897)        --      $39,280,103
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                          4,270,381                                            4,270,381
Sale of shares under
 employee stock
 purchase plan            5,987          5,987         89,212                                                               95,199
Sale of shares under
 stock option plans                                    29,607                      (6,950)      29,677                      59,284
Shares acquired in
 payment of
 option price                                                                       4,888      (59,267)                    (59,267)
Dividends paid
 ($0.18 per share)                                                 (1,099,666)                                          (1,099,666)
----------------------------------------------------------------------------------------------------------------------------------
Balance at
August 31,1993        6,186,765     $6,186,765     $1,950,734     $34,757,022      72,654    ($348,487)        --      $42,546,034
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                          5,703,039                                            5,703,039
Sale of shares under
 employee stock
 purchase plan            6,949          6,949         98,098                                                              105,047
Sale of shares under
 stock option plans                                   122,385                     (48,140)     288,004                     410,389
Shares acquired in
 payment of
 option price                                                                      22,111     (358,809)                   (358,809)
Dividends paid
 ($0.20 per share)                                                 (1,225,751)                                          (1,225,751)
----------------------------------------------------------------------------------------------------------------------------------
Balance at
August 31,1994        6,193,714     $6,193,714     $2,171,217     $39,234,310      46,625    ($419,292)        --      $47,179,949
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                          8,980,264                                            8,980,264
Sale of shares under
 employee stock
 purchase plan            6,444          6,444        113,874                                                              120,318
Sale of shares under
 stock option plans                                   (25,589)                    (33,700)     362,933                     337,344
Shares acquired in
 payment of
 option price                                                                      14,607     (328,859)                   (328,859)
Dividends paid
 ($0.23 per share)                                                 (1,415,195)                                          (1,415,195)
Currency translation adjustment                                                                          ($100,460)       (100,460)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 31, 1995       6,200,158     $6,200,158     $2,259,502     $46,799,379      27,532    ($385,218)  ($100,460)    $54,773,361
==================================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of Tuscarora Incorporated (the Company) and its wholly-owned subsidiaries. The 49% investment in White Knight Packaging Corporation, which was sold during the 1993 fiscal year, was accounted for by the equity method (see Notes 5 and 10). All significant inter-company accounts and transactions have been eliminated.

Foreign Currency Translation
The financial statements of the Company's foreign subsidiaries are maintained in their functional currencies and translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52,
"Foreign Currency Translation". Assets and liabilities are translated at current exchange rates in effect at the balance sheet date, and shareholders' equity is translated at historical exchange rates. Revenues and expenses are translated at the average exchange rate that prevailed during each period. Translation gains or losses which result from the process of translating foreign currency financial statements into U.S. dollars are accumulated as a separate component of shareholders' equity in accordance with SFAS No. 52.

In accordance with Statement of Financial
Accounting Standards No. 95, "Statement of Cash
Flows", cash flows from the Company's operations in foreign countries are calculated based on their functional currencies. As a result, amounts related to operating assets and liabilities reported on the Consolidated Statements of Cash Flows for fiscal year 1995 will not necessarily agree with changes in the corresponding balances on the Consolidated Balance
Sheets. The effect of exchange rate changes on cash balances held in foreign currencies is reported on a separate line below cash flows provided by financing activities.

Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents in several financial institutions which, at times, may exceed federally insured limits. The
Company has not experienced any losses and does not foresee a material risk associated with these accounts.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. This risk is further reduced by the Company's maintenance of credit insurance on certain large accounts. The Company does not currently foresee a material credit risk associated with its receivables.

Inventories
Inventories other than finished goods are stated at the lower of cost or market, cost being determined on the FIF0 (first-in, first-out) method. Finished goods are stated at the lower of average cost or mar-ket and include the cost of material, labor and man-ufacturing overhead.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment
Land, buildings and equipment are stated on the basis of cost. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs which do not improve or extend the life of the assets are charged to income.
When properties are disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any profit or loss on dispo-sition is credited or charged to income.
  Provisions for depreciation of plant and equipment are computed primarily on the straight-line method based on the following estimated useful lives:

Building and improvements ............. 10-30 years
Machinery and equipment ...............  3-10 years

Intangible Assets
Intangible assets, which include amounts allocated to covenants not to compete and goodwill acquired in connection with acquisitions, are amortized using the straight-line method over the periods estimated to be benefitted. The periods do not exceed three years for covenants not to compete and fifteen years for good-will (see Note 9).

Income Taxes
The Company adopted Statement of Financial
Accounting Standards No. 109, "Accounting for Income
Taxes" (SFAS No. 109), effective September 1, 1992.
SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and income tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities using tax rates currently in effect.

Net Income Per Share
Net income per share has been computed on the weighted average number of shares of Common Stock outstanding. The fully diluted net income per share of Common Stock has not been separately presented as the amounts would not be materially different from the net income per share of Common Stock shown.

Cash Equivalents
For purposes of the balance sheets and statements of cash flows, cash equivalents include time deposits and certificates of deposit with original maturities of 30 days or less.

Reclassification
Certain amounts in the Consolidated Statements of Cash Flows for the years ended August 31, 1994 and 1993 have been reclassified to be consistent with the 1995 presentation.

NOTE 2: INVENTORIES
Inventories at August 31,1995 and 1994 are summa-rized as follows:

--------------------------------------------------------
August 31,                    1995              1994
--------------------------------------------------------
Finished goods             $ 9,317,095      $ 6,851,928
Work in process                421,524          300,414
Raw materials                6,576,578        6,050,686
Supplies                     1,703,413        1,067,835
--------------------------------------------------------
Total                      $18,018,610      $14,270,863
========================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: LONG-TERM DEBT
In June 1995, the revolving credit facility under the credit agreement between the Company and its prin-cipal bank was increased to $14,000,000 and extended through January 31, 1998. The Company also con-verted $12,000,000 of the amount borrowed under the revolving credit facility to a ten-year term note repayable in quarterly installments with final matu-rity on July 1, 2005. The amount borrowed under the revolving credit facility is convertible to an approxi-mately five-year term note which is repayable in quarterly installments commencing on April 1, 1998, with final maturity on January 1, 2003. The commit-ment fee is 1/8 of 1% per annum of the average daily unborrowed funds.
  Long-term debt outstanding at August 31, 1995 and 1994 is summarized as follows:

------------------------------------------------------------------------------------------------------------------
                                                                Interest Rate at                August 31,
                                                                August 31, 1995            1995            1994
------------------------------------------------------------------------------------------------------------------
Notes under credit agreement with principal bank
 Revolving credit note                                               6.99%             $ 5,495,000     $ 1,450,000
 Term notes payable by maturity:
  Variable rate note payable in quarterly
    installments, through June 1, 2000                               7.57%               7,900,000       9,480,000
  Variable rate note payable in quarterly
   installments, through July 1, 2002                                7.50%               2,800,000       3,200,000
  Variable rate note payable in quarterly
    installments, through July 1, 2004                               7.50%               8,100,000       9,000,000
  Variable rate note payable in quarterly
   installments, through July 1, 2005                                7.57%              12,000,000              --

Industrial development bonds and notes:
 Variable rate bonds subject to annual mandatory
  sinking fund redemption through December 1, 2000,
  with final payment on December 1, 2001.                            3.85%               3,725,000       4,150,000
 Fixed rate note payable in monthly installments
  through May 1, 1995                                                  --                       --          62,005

Other long-term debt:
 Variable rate mortgage note payable in quarterly
  installments through March 30, 2006                                9.25%                 895,840         979,171
 Non-interest bearing obligation payable in
  periodic installments through April 30, 1997                         --                  413,565         631,205
------------------------------------------------------------------------------------------------------------------
                                                                       --               41,329,405      28,952,381
Less amounts due within one year, included in current liabilities                        4,819,255       3,667,977
------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                   $36,510,150     $25,284,404
==================================================================================================================

  The obligations of the Company to repay the borrowings under the bank credit agreement and the industrial development bonds are secured by mortgages and security interests in certain of the Company's property, plant and equipment.
  The bank credit agreement and the agreement relating to the industrial development bonds contain covenants which require the maintenance of financial ratios with respect to cash flow, interest coverage and other matters and impose restrictions on capital expenditures, indebtedness and disposition of capital assets. At August 31, 1995, approximately $4,400,000 of retained earnings was available for the payment of cash dividends by the Company without causing a violation of any of the financial covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Aggregate maturities of long-term debt during each of the five fiscal years ending after August 31, 1995 are as follows:

--------------------------------------------------
Year Ending
August 31,
--------------------------------------------------
1996                                    $4,819,255
1997                                     4,770,974
1998                                     4,588,332
1999                                     4,588,332
2000                                     4,588,332
==================================================

NOTE 4: COMMON STOCK
In all transactions involving the authorized but unissued shares of the Company's Common Stock, an amount equal to $1.00 times the number of shares which is issued is credited to the Common Stock account and the balance of the purchase price is credited to the Capital Surplus account.

NOTE 5: OTHER (INCOME) EXPENSE
Other (Income) Expense for the year ended August 31,
1995 consists primarily of a non-recurring charge to income as a result of the Company's decision not to retain exclusive rights to manufacture and market a line of collapsible aluminum shipping containers which were obtained in fiscal 1992. The Company is still able to manufacture and market these products on a non-exclusive basis.
  For the fiscal year ended August 31, 1994, the net expense of $161,111 shown under Other (Income)
Expense resulted primarily from the difference between the excess of the proceeds over the carrying value of life insurance policies owned by the Company on the life of John P. O'Leary, Sr., the Company's co-founder and Chairman of the Board who died during the fiscal year, and the amount recorded by the Company as the liability for future payments to Mr. O'Leary, Sr.'s widow for supplemental pension benefits under the terms of the employment agreement between the Company and Mr. O'Leary, Sr.
  The amount included under this caption for the fiscal year ended August 31, 1993 consists primarily of a gain of $780,833 which resulted from the Company's sale of its 49% equity interest in White
Knight Packaging Corporation.

NOTE 6: STOCK OPTIONS AND COMMON STOCK
PURCHASE PLAN
In December 1994, shareholders approved an amend-ment to the Company's 1989 Stock Incentive Plan increasing the number of shares of the Company's
Common Stock that may be issued under the plan by 300,000. At August 31, 1995, a total of 308,550 shares remained available for the grant of stock options under the plan. The outstanding stock options have been granted under this plan and a prior stock option plan.
  All stock options have been granted at 100% of the fair market value of the Company's Common
Stock on the date of grant (110% in the case of Ten
Percent Employees). The stock options have ten year option terms (five years in the case of Ten Percent
Employees). The option price may be paid in cash, in already-owned shares of the Company's Common
Stock or in a combination of cash or shares. Data concerning the stock options outstanding during the three fiscal years ended August 31,1995 is as follows:

--------------------------------------------------------------------
                                                          Range of
                                        Shares          Option Price
--------------------------------------------------------------------
Shares under option
 August 31, 1992                       237,680          $ 3.17-13.20
Options granted                         43,600                 16.44
Options expired                             --                    --
Options exercised                        6,950                  8.53
--------------------------------------------------------------------
Shares under option
 August 31, 1993                       274,330          $ 3.17-16.44
Options granted                         44,200                 15.00
Options expired                          9,300           10.00-15.00
Options exercised                       48,140            3.17-16.44
--------------------------------------------------------------------
Shares under option
 August 31, 1994                       261,090          $ 3.17-16.44
Options granted                         92,500                 16.75
Options expired                          1,200           15.00-16.44
Options exercised                       33,700            3.17-16.44
--------------------------------------------------------------------
SHARES UNDER OPTION
 AUGUST 31, 1995                       318,690          $ 3.17-16.75
====================================================================

  The options outstanding at August 31, 1995 are exercisable and expire at various dates from December 1995 to October 2004.
  The Company has a Common Stock Purchase Plan under which most full-time salaried employees in the U.S. may participate. Employees may authorize salary deductions up to 8% of annual salary but not to exceed $300 per month, and the Company con-tributes an amount equal to 10% of the contributions of the participating employees. The contributions are used to purchase shares of the Company's Common
Stock from the Company at current market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: INCOME TAXES
The Company adopted Statement of Financial
Accounting Standards No. 109 (SFAS No. 109),
"Accounting for Income Taxes" effective September 1,
1992. The adoption of SFAS No. 109 changed the
Company's method of accounting for income taxes from the deferred method to an asset and liability method (see Note 1). The cumulative effect of adopt-ing the standard was a decrease in deferred income taxes and a corresponding increase in net income of $321,218, or $.05 per share, for the 1993 fiscal year.
  The provision for income taxes consists of the following:

-------------------------------------------------------------------
Year Ended
August 31,                 1995            1994            1993
-------------------------------------------------------------------
Payable
Currently:
  Federal               $4,751,053      $3,252,570      $2,105,399
  State                  1,121,211         731,859         460,853
  Foreign                   13,401              --              --
-------------------------------------------------------------------
                         5,885,665       3,984,429       2,566,252
-------------------------------------------------------------------
Deferred:
  Federal                  130,290        (520,314)       (178,150)
  State                     37,899        (150,161)        (51,803)
-------------------------------------------------------------------
                           168,189        (670,475)       (229,953)
-------------------------------------------------------------------
Total provision         $6,053,854      $3,313,954      $2,336,299
===================================================================

  The following is a reconciliation of the statutory
U.S. Corporate Federal income tax rate to the effec-tive income tax rate:

----------------------------------------------------------------
Year Ended
August 31,                 1995            1994            1993
----------------------------------------------------------------
U.S. Federal
 income tax rate           35.0%           34.0%           34.0%
Changes in tax rate
 resulting from:
  State income taxes,
   net of Federal
   tax benefit              5.0%            4.3%            4.3%
  Other                     0.3%           -1.5%           -1.1%
----------------------------------------------------------------
Effective income
 tax rate                  40.3%           36.8%           37.2%
================================================================

  Deferred tax assets and liabilities as of August 31, 1995, 1994 and 1993 were comprised of the following:

---------------------------------------------------------------------
August 31,                     1995            1994            1993
---------------------------------------------------------------------
Deferred tax assets:
 Allowance for
  bad debts                $  270,045      $  258,409      $  256,969
 Supplemental
  pension
  benefits                    441,141         449,964              --
 Other                             --          23,964           3,994
Deferred tax liabilities:
 Depreciation and
  amortization              2,513,391       2,315,596       2,503,882
 Other                         46,873          97,630         108,445
---------------------------------------------------------------------
Net deferred
 tax liability             $1,849,078      $1,680,889      $2,351,364
=====================================================================

NOTE 8: RETIREMENT AND POSTEMPLOYMENT BENEFITS
The Company maintains non-contributory individual account defined contribution pension plans covering most full-time employees in the U.S. and a contribu-tory individual account defined contribution pension plan covering most full-time salaried employees in the U.K. Under these pension plans, the contribution rate for each employee is generally 5 1/2% of total com-pensation. Benefits generally do not become vested until, but become fully vested upon, five full years of employment in the U.S. and two full years of employ-ment in the U.K. Normal retirement under all plans is age 65. The contributions to the plans for the fiscal years ended August 31, 1995, 1994 and 1993 were
$1,409,179, $1,163,002 and $1,088,476, respectively.
The unfunded past service liability at August 31,1995, 1994 and 1993 under the plans was approximately
$405,525, $382,626 and $456,074, respectively. The
past service liability is paid to the trustee of the applic-able plans over a ten-year period.
  The Company also maintains a Section 401(k) plan covering most full-time salaried employees in the U.S.
Under this plan, participants may elect to defer and have contributed to the plan on their behalf up to 7% of their current compensation, subject to certain limi-tations. Each month, the Company also contributes to the account of each participant an amount equal to 25% of the Salary Deferral Contributions made on behalf of the participant which does not exceed 4% of the participant's compensation for the month (3% prior to January 1, 1994). All Salary Deferral Contributions and Company Matching Contributions to the plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and earnings thereon are fully vested at all times. The
Company Matching Contributions to the plan for the fiscal years ended August 31,1995, 1994 and 1993 were $78,733, $54,755 and $49,768, respectively.
  During the 1994 fiscal year, two key executive offi-cers retired and are receiving supplemental pension benefits. The Company charged $479,657 against 1994 fiscal year earnings which represented the liability for future payments.
  The Company adopted Statement of Financial
Accounting Standards No. 106, "Employers'
Accounting for Postretirement Benefits Other Than
Pensions" (SFAS No. 106), effective September 1,
1992. SFAS No. 106 requires that the cost of postre-tirement benefits be accrued during the years that employees render services. The Company does not provide significant postretirement benefits; the cum-ulative effect of adopting this standard in the 1993 fiscal year was not material.
  The Company adopted Statement of Financial
Accounting Standards No. 112, "Employers'
Accounting for Postemployment Benefits" (SFAS
No. 112), effective September 1, 1994. SFAS No. 112 requires recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The Company does not provide significant postemployment benefits;
the cumulative effect of adopting this standard in the 1995 fiscal year was not material.

NOTE 9: ACQUISITIONS
During the 1995 fiscal year, the Company acquired two similar businesses. In September 1994, the Company purchased substantially all the assets and assumed substantially all the liabilities of the specialty corru-gated and foam packaging business of Astrofoam, Inc. in Holden, Massachusetts for approximately
$2,200,000; and in February 1995, the Company pur-chased substantially all the assets and assumed sub-stantially all the liabilities of the custom molding business of M.Y. Trondex Limited in Northampton,
England and Glasgow, Scotland for approximately
$3,500,000, of which $2,900,000 was paid at the clos-ing and the remainder is being paid over a three-year period. In each case, the businesses acquired are being operated at the same locations under leases from the seller or a third party.
  The Company also made acquisitions of two simi-lar businesses during the 1994 fiscal year. In April
1994, the Company purchased substantially all the assets and assumed substantially all the liabilities of the custom molding and fabricating business of Styro-Molders Corporation in Colorado Springs,
Colorado for $3,100,000 in cash, of which $2,400,000 was paid at the closing and the remainder is being paid over a three-year period; and in September 1993, the Company purchased the corrugated packaging business and related machinery and equipment of Box Pack Incorporated in Greeneville, Tennessee for approximately $675,000 in cash. In each case, the businesses acquired are being operated at the same locations under leases from the seller.
  The Company made one acquisition in the 1993 fiscal year. In October 1992, the Company purchased the custom molded foam polypropylene business and related machinery and equipment of Sentinel Products
Corporation in St. Johnsville, New York for approxi-mately $500,000 in cash. In this case, the business acquired was transferred to other Company facilities.
  All the above acquisitions have been accounted for as purchases. In certain of these acquisitions, (i) part of the purchase price was allocated to a covenant not to compete and/or goodwill (see Note 1) and (ii) the Company agreed to pay additional consideration to the seller based on the sales realized by, or the oper-ating performance of, the business acquired over a specified period after the acquisition. The additional consideration is generally charged against selling expense when paid.

NOTE 1O: SALE OF INVESTMENT
In April 1993, the Company sold its 49% equity interest in White Knight Packaging Corporation for
$1,805,382. The investment, which was carried at cost as adjusted for the amortization of goodwill and the Company's proportionate share of White Knight's earnings or losses, amounted to $1,024,549 at the time of the sale. The investment in White Knight, a devel-opment stage company that provides aseptic packag-ing to marketers and distributors of dairy, juice and other liquid food products, was acquired in February
1992 for $1,300,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: LEASE COMMITMENTS
Rental expense charged to operations for the fiscal years ended August 31,1995,1994 and 1993 amounted to $3,889,162, $2,825,219 and $2,606,500, respec-
tively. The approximate net minimum rental required to be paid under all non-cancelable operating leases during each of the five fiscal years ending after August 31,1995 is as follows:

-------------------------------------------
Year Ending
August 31,
-------------------------------------------
1996                             $2,938,957
1997                              2,309,732
1998                              1,936,561
1999                              1,529,506
2000                              1,216,714
Thereafter                        3,690,894
===========================================

  Substantially all the rental payments represent commitments under leases for manufacturing and warehouse facilities and under leases for trucking equipment. The Company has the option to purchase certain of the manufacturing and warehouse facilities.

NOTE 12: CLAIMS AND CONTINGENCIES
During the 1995 fiscal year, two lawsuits were filed against the Company involving claims of sexual dis-crimination and harassment in which compensatory and punitive damages are sought. The Company is vigorously contesting these lawsuits and believes that, consistent with a policy in place for many years, it has promptly, reasonably and effectively responded to all incidents alleged. Other employment-related claims are pending before Federal and state agencies.
  The Company is also involved in several legal and administrative proceedings, including one with respect to a Superfund site, which may result in the Company becoming liable for a portion of certain environmental cleanup costs. With respect to these matters, the Company believes that its share of the costs should not be significant.
  In the opinion of Management, the disposition of the employment and environmental claims should not have a material adverse effect on the Company's financial position.

NOTE 13: QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial information is as follows:

----------------------------------------------------------------------------------------
                                                   Fiscal Quarter Ended
                            November 30     February 28       May 31          August 31
----------------------------------------------------------------------------------------
FISCAL 1995:
 Net Sales                  $38,920,000     $37,890,000     $40,970,000      $45,520,000
 Gross Profit                 9,778,000       8,776,000       9,774,000       11,289,000
 Net Income                   2,501,000       1,840,000       2,345,000        2,294,000
 Per Share of Common Stock:
  Net Income                      $0.41           $0.30           $0.38            $0.37
  Dividends Paid                     --           $0.11              --            $0.12
  Stock Market Prices:
   High                          18 1/4          21              22               23 3/4
   Low                           14              16 1/4          18 1/2           18 3/4
----------------------------------------------------------------------------------------
FISCAL 1994:
 Net Sales                  $29,288,000     $26,660,000     $30,343,000      $33,794,000
 Gross Profit                 7,107,000       5,807,000       6,917,000        7,777,000
 Net Income                   1,648,000         903,000       1,519,000        1,633,000
 Per Share of Common Stock:
  Net Income                      $0.27           $0.15           $0.25            $0.26
  Dividends Paid                     --           $0.10              --            $0.10
  Stock Market Prices:
   High                          16 1/4              20          18 3/4           15 1/2
   Low                           12 1/4              14          14               13
========================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF TUSCARORA INCORPORATED
We have audited the accompanying consolidated balance sheets of Tuscarora Incorporated and sub-sidiaries as of August 31, 1995 and 1994, and the related consolidated statements of income, sharehold-ers' equity and cash flows for each of the three years in the period ended August 31,1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opin-ion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those stand-ards require that we plan and perform the audit to obtain reasonable assurance about whether the finan-cial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the finan-cial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tuscarora Incorpo-rated and subsidiaries as of August 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended August
31, 1995, in conformity with generally accepted accounting principles.
  As discussed in Note 7 to the Consolidated
Financial Statements, effective September 1, 1992, the Company changed its method of accounting for income taxes.

                                 /s/ S.R. SNODGRASS A.C.

Beaver Falls, PA
October 12, 1995


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS--FISCAL 1995
COMPARED TO FISCAL 1994
Net sales for the year ended August 31, 1995 were $163.3 million, representing an increase of $43.2 mil-lion, or 36.0%, over fiscal 1994. Approximately 42% of the increase in net sales was due to the acquisitions of similar businesses in Colorado Springs, Colorado and Holden, Massachusetts in April and September
1994, respectively, and in the United Kingdom in February 1995. The balance of the increase reflected the continued strong demand from the Company's existing customers in virtually all geographic and end-use markets, particularly high technology, con-sumer electronics, major appliances and automotive and also higher selling prices to customers as a result of the Company passing on higher raw material costs.
Net sales in the fourth quarter of fiscal 1995 were $45.5 million, an increase of $11.7 million or 34.7% over the fourth quarter of fiscal 1994 net sales of $33.8 million. Substantial sales increases were obtained during fiscal 1995 and the fourth quarter of fiscal 1995 in both the Company's custom molding and integrated materials operations.
  Gross profit for the year ended August 31,1995 was $39.6 million, or 24.3% of sales, compared to $27.6 million, or 23.0% of sales, for fiscal 1994. The gross profit margin was favorably impacted by the higher sales level which resulted in improvements in manufacturing efficiency in both the Company's cus-tom molding and integrated materials operations and by the consumption in the first quarter of raw materi-als purchased by the Company during the 1994 fiscal year in advance of price increases from the Company's suppliers. The increase in the gross profit margin was partially offset by below-average margins at the U.K.
operations following their acquisition.
  Selling and administrative expenses for the year ended August 31,1995 increased $4.7 million, or 27.6%, but decreased as a percentage of net sales to 13.4% compared with 14.2% in fiscal 1994. The dollar increase was due primarily to employee costs added in connection with the acquisitions and increased commissions associated with the higher sales level.

  Interest expense for the year ended August 31, 1995 was $2.6 million compared to $1.3 million for fiscal 1994. The increase of $1.3 million was due to a higher level of outstanding debt coupled with higher interest rates.
  Income before income taxes for the year ended
August 31, 1995 increased to $15.0 million from $9.0 million for fiscal 1994, an increase of 66.7%.
  The provision for income taxes for the year ended
August 31, 1995 increased due to the increase in income before income taxes. The Company's effective tax rate increased to 40.3% from 36.8% primarily due to the income tax effect in fiscal 1995 of an unused net oper-ating loss of the U.K. operations and the exclusion from taxable income in fiscal 1994 of the excess of the proceeds over the carrying value of life insurance policies owned by the Company.
  Net income for the year ended August 31, 1995 was $9.0 million, an increase of 57.5% from $5.7 million for fiscal 1994. The increase was due primarily to the increases in net sales and gross profit.
  Net sales and net income for fiscal 1995 and the net sales during the fourth quarter of fiscal 1995 were Company records for a year and a fourth fiscal quar-ter. The high level of sales and manufacturing activity is continuing in fiscal 1996.

RESULTS OF OPERATIONS--FISCAL 1994
COMPARED TO FISCAL 1993
Net sales totaled $120.1 million in fiscal 1994 com-pared with $101.1 million in fiscal 1993. The increase of $19.0 million or 18.8% was attributable primarily to consistent growth in the level of manufacturing activity in the Company's major markets, including high technology, automotive and consumer electron-ics, and to the acquisitions of similar businesses in September 1993 and April 1994. Net sales in the fourth quarter of fiscal 1994 were $33.8 million, an increase of $7.5 million or 28.4% over the fourth quarter of fiscal 1993 net sales of $26.3 million. Increased sales of products made from integrated materials and ther-moformed products, the Company's newer products, contributed to the net sales increases, particularly during the fourth quarter.
  Gross profit in fiscal 1994 was $27.6 million, a 28.4% increase from $21.5 million in fiscal 1993. The gross profit margin increased to 23.0% in fiscal 1994 from 21.3% in fiscal 1993 primarily due to the increase in net sales which provided a more efficient utilization of manufacturing capacity. The increase resulted despite higher raw material costs in the third and fourth quarters of fiscal 1994 than in fiscal 1993 and despite higher employee costs primarily associated with the Company's newer products.
  Selling and administrative expenses increased
$2.4 million or 16.5% in fiscal 1994 but decreased as a percentage of net sales to 14.2% compared with 14.5% in fiscal 1993. The dollar increase was due primarily to increased employee costs, including the cost of certain supplemental pension benefits.
  Interest expense in fiscal 1994 was $1.33 million compared to $1.31 million in fiscal 1993. The increase of $21,000 or 1.6% was due primarily to the increase in the average outstanding borrowings.
  Other (income) expense provided a net expense in fiscal 1994 primarily due to the difference between the excess of the proceeds over the carrying value of life insurance policies owned by the Company on John P. O'Leary, Sr., the Company's deceased co-founder and Chairman, and the liability recorded by the Company for future payments to Mr. O'Leary's widow under the terms of his employment contract.
In fiscal 1993, other (income) expense provided a net gain primarily due to the Company's sale of its 49% equity interest in White Knight Packaging Corporation.
  Income before income taxes in fiscal 1994 increased to $9.0 million representing a 43.5% increase from $6.3 million in fiscal 1993.
  The provision for income taxes for fiscal 1994 increased due to the increase in income before income taxes. The effective tax rate decreased to 36.8% from 37.2% primarily due to the exclusion from taxable income of the excess of the proceeds over the carrying value of the life insurance policies referred to above.
  Before taking into account the adoption of FASB
Statement No. 109, effective in fiscal 1993, net income for fiscal 1994 was $5.7 million, an increase of 44.4% from net income of $3.9 million for fiscal 1993. This increase was due primarily to the increases in net sales and gross profit. Results reflecting the adoption of FASB Statement No. 109, which only affected the reported results for the first quarter of fiscal 1993, were net income of $5.7 million for fiscal 1994 versus net income of $4.3 million for fiscal 1993, a 33.5% increase.
  Net sales and net income for fiscal 1994 and net sales during the fourth quarter of fiscal 1994 were Company records for a year and a fourth fiscal quar-ter. The high level of sales and manufacturing activity continued into fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities amounted to $14.1 million, $17.0 million and $10.9 million in fiscal 1995, fiscal 1994 and fiscal 1993, respectively.
Depreciation and amortization in fiscal 1995, fiscal 1994 and fiscal 1993 amounted to $10.9 million, $9.7 million and $9.2 million, respectively. Because a substantial portion of cash flow from operations results from depreciation and amortization, the Company believes that its liquidity would not be adversely affected should a period of reduced earnings occur.
  At August 31, 1995, the Company's accounts receiv-able, inventories and accounts payable were signifi-cantly higher than at the end of the previous fiscal year primarily due to the acquisitions of the similar businesses and to the increased sales and manufac-turing activity during fiscal 1995. Inventories and accounts payable were lower in relation to net sales at August 31, 1995 than at August 31, 1994 when the raw materials inventory and accounts payable were unusually high due to accelerated purchases in advance of announced price increases in the final two quarters of fiscal 1994.
  Long-term debt increased to $36.5 million at August 31, 1995 from $25.3 million at August 31, 1994.
During fiscal 1995, the Company increased the revolv-ing credit facility under its credit agreement with its principal bank from $12.0 million to $14.0 million and converted $12.0 million of the amount borrowed under the revolving credit facility to a new ten-year term loan under the credit agreement. The increased borrowing during the fiscal year was used primarily in connection with the acquisitions in September 1994 and February 1995 and for capital expenditures for machinery and equipment, including equipment utilizing next generation manufacturing technology for a new EPS custom molding plant in Lewisburg, Tennessee. At August 31, 1995, $8.5 million of the revolving credit facility remained available. See
Note 3 of the Notes to Consolidated Financial
Statements for additional information with respect to long-term debt.
  During fiscal 1995, fiscal 1994 and fiscal 1993, the Company made capital expenditures in the amounts of $26.4 million, $16.1 million and $12.4 million, respectively, including approximately $1.7 million,
$1.1 million and $1.4 million, respectively, for environ-mental control equipment. The largest amount of the capital expenditures during all three years has been for machinery and equipment, including machinery and equipment purchased in connection with the acquisition of similar businesses (see Note 9 of the Notes to Consolidated Financial Statements). The
Company will continue to look for the acquisition of similar and related businesses.
  Cash dividends amounted to $1.4 million ($.23 per share), $1.2 million ($.20 per share) and $1.1 mil-lion ($.18 per share) in fiscal 1995, fiscal 1994 and fiscal 1993, respectively.
  Cash provided by operating activities as supple-mented by the amount available under the bank credit agreement should continue to be sufficient to fund the Company's operating requirements, capital expenditures and dividend payments.

INFLATION
The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely effect fiscal 1996 results.

ELEVEN YEAR CONSOLIDATED FINANCIAL SUMMARY

------------------------------------------------------------------------------------------------------------------------------
Year Ended
August 31                                            1995          1994          1993          1992         1991        1990
------------------------------------------------------------------------------------------------------------------------------
Net sales                                          $163,300      $120,085      $101,075      $95,809      $84,420      $84,458

Income before income taxes                           15,034         9,017         6,285        8,289        6,856        7,912

Net income                                            8,980         5,703         4,270(a)     4,981        4,230        4,874

Depreciation and amortization                        10,890         9,721         9,206        7,879        7,235        6,591

Weighted average number of shares outstanding         6,154         6,129         6,109        6,097        6,057        6,022

Net income per share                                   1.46          0.93          0.70(a)      0.82         0.70         0.81

Margin on sales                                        5.5%          4.7%          4.2%         5.2%         5.0%         5.7%

Return on beginning shareholders' equity              19.0%         13.4%         10.9%        14.2%        13.4%        17.8%

Working capital                                      22,390        16,548        15,893       13,463       13,728       11,385

Total assets                                        117,721        94,225        79,769       75,510       63,775       60,677

Long-term debt (excluding current portion)           36,510        25,284        23,930       22,121       14,870       16,264

Shareholders' equity                                 54,773        47,180        42,546       39,280       35,152       31,451

Shareholders' equity per share                         8.90          7.70          6.96         6.44         5.80         5.22

Dividends per share                                    0.23          0.20          0.18         0.16         0.14         0.13
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Year Ended
August 31                                                          1989          1988          1987         1986        1985
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                        $ 77,642      $ 65,583      $55,279      $46,641      $45,206

Income before income taxes                                          7,479         5,644        5,192        3,587        3,503

Net income                                                          4,478         3,469        2,834        2,210        2,025

Depreciation and amortization                                       5,463         4,269        3,347        2,811        2,563

Weighted average number of shares outstanding                       6,020         5,356        5,290        5,288        5,274

Net income per share                                                 0.74          0.65         0.54         0.42         0.38

Margin on sales                                                      5.8%          5.3%         5.1%         4.7%         4.5%

Return on beginning shareholders' equity                            19.0%         22.0%        21.1%        19.1%        20.3%

Working capital                                                    11,418        10,146        5,792        5,086        5,004

Total assets                                                       53,138        46,777       40,132       32,879       30,188

Long-term debt (excluding current portion)                         13,165        13,248       12,858       11,005       10,474

Shareholders' equity                                               27,360        23,574       15,762       13,404       11,572

Shareholders' equity per share                                       4.54          4.40         2.98         2.53         2.19

Dividends per share                                                  0.12          0.10         0.09         0.08         0.07
------------------------------------------------------------------------------------------------------------------------------

In the above table, all dollar amounts, except per share data, are in thousands.
The weighted average number of shares of Common Stock outstanding and the dividends and other per share amounts have been adjusted to reflect 200% share distributions paid on November 30, 1985 and October 1, 1987 and a 100% share distribution paid on April 14,
1992.