Form 10-K, Exhibit 13
period 1996-08-31
TUSCARORA INC
filed 1996-11-27
CIK 821538

                                                                 Exhibit 13


                             TUSCARORA INCORPORATED



CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------

Year Ended
August 31,                                   1996              1995               1994
------------------------------------------------------------------------------------------
Net Sales                                $182,589,621      $163,299,682       $120,085,187
Cost of Sales                             139,249,481       123,682,160         92,476,379
------------------------------------------------------------------------------------------
    Gross profit                           43,340,140        39,617,522         27,608,808
------------------------------------------------------------------------------------------
Selling and Administrative Expenses        24,524,593        21,831,518         17,103,015
Interest Expense                            2,928,483         2,603,250          1,327,689
Other (Income) Expense--Net                   (18,235)          148,636            161,111
------------------------------------------------------------------------------------------
                                           27,434,841        24,583,404         18,591,815
------------------------------------------------------------------------------------------
    Income before income taxes             15,905,299        15,034,118          9,016,993
Provision for Income Taxes (Note 6)         6,252,682         6,053,854          3,313,954
------------------------------------------------------------------------------------------
    Net income                           $  9,652,617      $  8,980,264       $  5,703,039
------------------------------------------------------------------------------------------
    Net income per share of
       Common Stock (Note 1)                    $1.55             $1.46              $0.93
------------------------------------------------------------------------------------------
    Weighted average number of shares
       of Common Stock outstanding          6,241,606         6,153,745          6,129,062
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                             TUSCARORA INCORPORATED


CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

Assets (August 31)                                                                    1996                   1995
---------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
   Cash and cash equivalents                                                      $  3,379,776           $  2,659,767
   Trade accounts receivable, less allowance of
     $787,175 in 1996; $694,675 in 1995                                             26,094,406             23,463,267
   Inventories (Note 2)                                                             15,666,880             18,018,610
   Prepaid expenses and other current assets                                         1,771,694              1,452,542
---------------------------------------------------------------------------------------------------------------------
     Total current assets                                                           46,912,756             45,594,186
---------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
   Land                                                                              2,658,573              2,515,155
   Buildings and improvements                                                       45,197,923             40,284,731
   Machinery and equipment                                                         111,383,112             93,542,491
---------------------------------------------------------------------------------------------------------------------
     Total                                                                         159,239,608            136,342,377
---------------------------------------------------------------------------------------------------------------------
   Less accumulated depreciation                                                   (80,529,962)           (68,751,183)
---------------------------------------------------------------------------------------------------------------------
     Net property, plant and equipment                                              78,709,646             67,591,194
---------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
   Goodwill                                                                          3,406,779              2,251,422
   Other non-current assets                                                          2,140,261              2,284,457
---------------------------------------------------------------------------------------------------------------------
     Total other assets                                                              5,547,040              4,535,879
---------------------------------------------------------------------------------------------------------------------
     Total assets                                                                 $131,169,442           $117,721,259
---------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity (August 31)
---------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
   Current maturities of long-term debt (Note 3)                                  $  5,346,335           $  4,819,255
   Accounts payable                                                                 16,416,387             15,515,024
   Accrued income taxes                                                                153,930                365,986
   Accrued payroll and related taxes                                                   595,282                490,190
   Other current liabilities (Note 7)                                                1,176,918              2,013,544
---------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                      23,688,852             23,203,999
---------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (NOTE 3)                                                             39,249,136             36,510,150
DEFERRED INCOME TAXES (NOTE 6)                                                       2,069,988              1,849,078
OTHER LONG-TERM LIABILITIES (NOTE 7)                                                 1,334,577              1,384,671
---------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                              66,342,553             62,947,898
---------------------------------------------------------------------------------------------------------------------
COMMITMENTS (NOTE 10)
SHAREHOLDERS' EQUITY
   Preferred Stock--par value $.01 per share;
     authorized shares, 1,000,000; none issued                                              --                     --
   Common Stock--without par value, authorized shares,
     20,000,000; issued shares, 6,284,615 in 1996,
     6,200,158 in 1995 (Note 4)                                                      6,284,615              6,200,158
   Capital surplus (Note 4)                                                          3,883,126              2,259,502
   Retained earnings                                                                54,825,048             46,799,379
   Currency translation adjustment                                                     (38,690)              (100,460)
---------------------------------------------------------------------------------------------------------------------
     Total                                                                          64,954,099             55,158,579
---------------------------------------------------------------------------------------------------------------------
   Less Common Stock in treasury--8,234 shares
     in 1996; 27,532 shares in 1995; at cost                                          (127,210)              (385,218)
---------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                     64,826,889             54,773,361
---------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                   $131,169,442           $117,721,259
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                             TUSCARORA INCORPORATED


CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

Year Ended
August 31,                                                       1996                  1995                  1994
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                    $ 9,652,617           $ 8,980,264           $ 5,703,039
Adjustments to reconcile net income to
   cash provided by operating activities:
     Depreciation                                              12,364,207            10,247,768             9,148,076
     Amortization                                                 612,773               641,745               572,474
     Provision for losses on receivables                          378,366               287,782               180,000
     Increase (decrease) in deferred income taxes                 200,468               168,189              (670,475)
     Loss on sale or abandonment of
       property, plant and equipment, net                          80,883                64,425                 7,217
     Stock compensation expense                                    12,290                10,516                10,310
Changes in operating assets and liabilities, net of
   effects of business acquisitions:
   Decrease (increase):
     Trade accounts receivable                                 (2,588,248)           (5,059,511)           (2,500,622)
     Inventories                                                2,561,825            (2,468,166)           (3,531,860)
     Prepaid expenses and other current assets                   (309,401)             (393,767)               40,320
     Other non-current assets                                    (226,454)             (289,188)              821,970
   Increase (decrease):
     Accounts payable                                             726,863             1,100,205             5,875,211
     Accrued income taxes                                        (281,410)               64,376               301,610
     Accrued payroll and related taxes                            100,695              (256,558)              124,317
     Other current liabilities                                   (884,162)              593,290              (201,252)
     Other long-term liabilities                                  (53,049)              402,820             1,126,599
---------------------------------------------------------------------------------------------------------------------
       Cash provided by operating activities                   22,348,263            14,094,190            17,006,934
---------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                     (23,128,792)          (20,689,178)          (12,433,432)
Business acquisitions, net of cash acquired (Note 8)             (513,239)           (5,664,667)           (3,712,807)
Proceeds from sale of property, plant and equipment               152,129               184,764                52,844
---------------------------------------------------------------------------------------------------------------------
       Cash (used for) investing activities                   (23,489,902)          (26,169,081)          (16,093,395)
---------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                    8,000,000            16,045,000             4,900,000
Payments on long-term debt                                     (4,854,866)           (3,667,977)           (3,092,636)
Dividends paid                                                 (1,626,948)           (1,415,195)           (1,225,751)
Proceeds from sale of Common Stock                                323,218               118,287               146,317
---------------------------------------------------------------------------------------------------------------------
       Cash provided by
         financing activities                                   1,841,404            11,080,115               727,930
---------------------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS                                       20,244               (16,947)                   --
       Net increase (decrease) in cash and
         cash equivalents                                         720,009            (1,011,723)            1,641,469
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                2,659,767             3,671,490             2,030,021
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                    $ 3,379,776           $ 2,659,767           $ 3,671,490
---------------------------------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Data
Income taxes paid                                             $ 6,243,828           $ 5,821,289           $ 3,602,117
Interest paid                                                 $ 3,302,840           $ 2,396,164           $ 1,206,026
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                             TUSCARORA INCORPORATED


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------

                           Common Stock                                      Treasury Shares
                       ---------------------                                ------------------
                                                                                                  Currency
                       Shares                     Capital       Retained                          Translation
                       Issued       Amount        Surplus       Earnings     Shares     Amount     Adjustment       Total
----------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1993       6,186,765    $6,186,765    $1,950,734    $34,757,022   72,654    ($348,487)          --    $42,546,034
----------------------------------------------------------------------------------------------------------------------------
Net income                                                       5,703,039                                         5,703,039
Sale of shares under
   employee stock
   purchase plan          6,949         6,949        98,098                                                          105,047
Sale of shares under
   stock option plans                               122,385                 (48,140)     288,004                     410,389
Shares acquired in
   payment of
   option price                                                              22,111     (358,809)                   (358,809)
Dividends paid
   ($0.20 per share)                                            (1,225,751)                                       (1,225,751)
----------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1994        6,193,714    $6,193,714   $2,171,217    $39,234,310   46,625    ($419,292)          --    $47,179,949
----------------------------------------------------------------------------------------------------------------------------
Net income                                                       8,980,264                                         8,980,264
Sale of shares under
   employee stock
   purchase plan           6,444         6,444      113,874                                                          120,318
Sale of shares under
   stock option plans                               (25,589)                (33,700)     362,933                     337,344
Shares acquired in
   payment of
   option price                                                              14,607     (328,859)                   (328,859)
Dividends paid
   ($0.23 per share)                                            (1,415,195)                                       (1,415,195)
Currency translation adjustment                                                                     ($100,460)      (100,460)
----------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1995        6,200,158    $6,200,158   $2,259,502    $46,799,379   27,532    ($385,218)   ($100,460)   $54,773,361
----------------------------------------------------------------------------------------------------------------------------
Net income                                                       9,652,617                                         9,652,617
Sale of shares under
   employee stock
   purchase plan           6,013         6,013      134,381                                                         140,394
Sale of unissued shares
   under stock
   option plans           11,080        11,080      129,754                                                         140,834
Sale of shares under
   stock option plans                              (203,729)                (21,300)     307,660                    103,931
Shares acquired in
   payment of
   option price                                                               2,002      (49,652)                   (49,652)
Shares issued in
   connection with
   an acquisition         67,364        67,364    1,563,218                                                       1,630,582
Dividends paid
   ($0.26 per share)                                            (1,626,948)                                      (1,626,948)
Currency translation adjustment                                                                       $61,770        61,770
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 31, 1996        6,284,615    $6,284,615   $3,883,126    $54,825,048    8,234    ($127,210)    ($38,690)  $64,826,889
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                             TUSCARORA INCORPORATED


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Nature of Operations

Tuscarora Incorporated (the Company) is a multinational designer and manufacturer of interior protective packaging and material handling solutions, made from a variety of materials, for a broad range of manufactured products. The Company also supplies customers with molded foam plastic and thermoformed components for a number of industrial and consumer product applications. The principal end-use markets that the Company serves are the high technology, consumer electronics, major appliance and automotive industries.

Principles of Consolidation

The consolidated financial statements include the accounts of Tuscarora Incorporated and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries are maintained in their functional currencies and translated into U.S. dollars. Assets and liabilities are translated at current exchange rates in effect at each balance sheet date, and revenues and expenses are translated at a weighted-average of exchange rates in effect during the year. Resulting translation gains or losses are accumulated as a separate component of shareholders' equity.

   In accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows", cash flows from the Company's operations in foreign countries are calculated based on their functional currencies. As a result, amounts related to operating assets and liabilities reported on the Consolidated Statements of Cash Flows for the fiscal years ended August 31, 1996 and 1995 will not necessarily agree with changes in the corresponding balances on the Consolidated Balance Sheets. The effect of exchange rate changes on cash balances held in foreign currencies is reported on a separate line below cash flows provided by financing activities.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of 90 days or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of trade accounts receivable. Due to the large number of the Company's customers and their dispersion across many geographic areas, concentrations of credit risk with respect to trade accounts receivable are limited. This risk is further reduced by the Company's maintenance of credit insurance on certain large accounts.

Inventories

Inventories other than finished goods are stated at the lower of cost or market, cost being determined on the FIFO (first-in, first-out) method. Finished goods are stated at the lower of average cost or market and include the cost of material, labor and manufacturing overhead.

                             TUSCARORA INCORPORATED


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment

Land, buildings and equipment are stated on the basis of cost. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs which do not improve or extend the life of the assets are charged to income. When properties are disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any profit or loss on disposition is credited or charged to income.
   Provisions for depreciation of plant and equipment are computed on the straight-line method based on the following estimated useful lives:

Building and improvements ............................. 10-30 years
Machinery and equipment ...............................  3-10 years

Other Assets

Other assets consist primarily of intangible assets such as goodwill and covenants not to compete which have been acquired in connection with business acquisitions (see Note 8) and are amortized using the straight-line method over the periods estimated to be benefited, which currently do not exceed fifteen and three years, respectively.

Interest Rate Agreements

The Company has entered into interest rate cap and floor agreements with its principal bank to hedge its interest rate exposure. The cost associated with an agreement is amortized over the life of the agreement. Differences in interest, paid or received, under the agreements would be recognized as an adjustment to interest expense, but through August 31, 1996 no interest differential payments have been paid or received. The costs associated with, and the fair market value of, the agreements are not material.

Net Income Per Share

Net income per share has been computed on the weighted average number of shares of Common Stock outstanding. The fully diluted net income per share of Common Stock has not been separately presented as the amounts would not be materially different from the net income per share of Common Stock.

Use of Estimates

The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Reclassification

Certain amounts in the Consolidated Balance Sheet for the fiscal year ended August 31, 1995 and in the Consolidated Statements of Cash Flows for the fiscal years ended August 31, 1995 and 1994 have been reclassified to be consistent with the 1996 presentation.

NOTE 2: INVENTORIES

Inventories at August 31, 1996 and 1995 are summarized as follows:

--------------------------------------------------------

August 31,                    1996             1995
-------------------------------------------------------
Finished goods           $  9,739,590      $  9,317,095
Work in process               215,475           421,524
Raw materials               4,233,990         6,576,578
Supplies                    1,477,825         1,703,413
-------------------------------------------------------
Total                     $15,666,880       $18,018,610
-------------------------------------------------------

                             TUSCARORA INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: LONG-TERM DEBT

In August 1996, the Company entered into a new credit agreement with its principal bank which provides for a $40,000,000 revolving credit facility expiring on August 31, 1999 and a $37,000,000 eight-year term note repayable in quarterly installments, with final maturity on August 31, 2004. The new revolving credit facility replaced a $14,000,000 revolving credit facility under the prior credit agreement. The proceeds from the new term loan were used to pay the outstanding principal balance of $26,720,000 under four term notes issued under the prior credit agreement as well as $10,280,000 borrowed under the prior revolving credit facility. Under the new credit agreement, the Company may choose as to both the revolving credit facility and the new term note between various interest rate options for specified interest periods. A commitment fee of 1/8 of 1% per annum is payable on the average daily unborrowed funds under the revolving credit facility.

   Long-term debt outstanding at August 31, 1996 and 1995 is summarized as set forth below:

----------------------------------------------------------------------------------------------------------------------
                                                              Interest Rate at                  August 31,
                                                               August 31, 1996           1996                 1995
----------------------------------------------------------------------------------------------------------------------
Notes under credit agreement with principal bank:
   Variable rate revolving credit note                               6.50%           $  3,215,000         $  5,495,000
   Term notes payable by maturity:
     Variable rate note payable in quarterly
       installments, through June 1, 2000                              --                      --            7,900,000
     Variable rate note payable in quarterly
       installments, through July 1, 2002                              --                      --            2,800,000
     Variable rate note payable in quarterly
       installments, through July 1, 2004                              --                      --            8,100,000
     Variable rate note payable in quarterly
       installments, through August 31, 2004                         6.75%             37,000,000                   --
     Variable rate note payable in quarterly
       installments, through July 1, 2005                              --                      --           12,000,000

Other long-term debt:
   Variable rate industrial development bonds
     Subject to annual mandatory sinking fund
     redemption through December 1, 2000,
     with final payment on December 1, 2001                          3.70%              3,300,000            3,725,000
   Variable rate mortgage note payable in quarterly
     installments, through March 30, 2006                            8.75%                812,507              895,840
   Non-interest bearing obligation payable in
     quarterly installments, through April 30, 1997                    --                 182,642              413,565
   Variable rate notes payable in monthly
     installments, through December, 31, 1999                        9.42%                 85,322                   --
----------------------------------------------------------------------------------------------------------------------
                                                                                       44,595,471           41,329,405
Less amounts due within one year, included in current liabilities                       5,346,335            4,819,255
----------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                  $39,249,136          $36,510,150
----------------------------------------------------------------------------------------------------------------------

   The outstanding borrowings by the Company under the new credit agreement with its principal bank are unsecured. The new agreement contains covenants which require the Company to maintain a certain tangible net worth as well as certain financial ratios. These covenants also impose limitations on the amount which the Company may pay during any fiscal year for property, plant and equipment and transactions accounted for as business acquisitions.

   The agreement relating to the Company's industrial development bonds also contains financial covenants. At August 31, 1996, approximately $5,100,000 of retained earnings was available for the payment of cash dividends by the Company without causing a violation of any of the financial covenants.

                             TUSCARORA INCORPORATED


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Aggregate maturities of long-term debt during each of the five fiscal years ending after August 31, 1996 are as follows:

-------------------------------------------------------
August 31,
-------------------------------------------------------
1997                                         $5,346,335
1998                                          5,163,241
1999                                          5,154,606
2000                                          5,137,109
2001                                          5,133,332
-------------------------------------------------------

NOTE 4: COMMON STOCK

In all transactions involving the authorized but unissued shares of the Company's Common Stock, an amount equal to $1.00 times the number of shares which is issued is credited to the Common Stock account and the balance of the purchase price is credited to the Capital Surplus account.

NOTE 5: STOCK OPTIONS AND COMMON STOCK PURCHASE PLAN

In December 1994, the Company's shareholders approved an amendment to the Company's 1989 Stock Incentive Plan increasing the number of shares of the Company's Common Stock that may be issued under the plan by 300,000. At August 31, 1996, a total of 217,150 shares remained available for the grant of stock options under the plan. The outstanding stock options have been granted under this plan and a prior stock option plan.

   All stock options have been granted at 100% of the fair market value of the Company's Common Stock on the date of grant (110% in the case of Ten Percent Employees). The stock options have ten year option terms (five years in the case of Ten Percent Employees). The option price may be paid in cash, in already-owned shares of the Company's Common Stock or in a combination of cash and shares. Data concerning the stock options outstanding during the three fiscal years ended August 31, 1996 is as follows:

-------------------------------------------------------

                                             Range of
                             Shares        Option Price
-------------------------------------------------------
Shares under option
   August 31, 1993           274,330      $  3.17-16.44
Options granted               44,200              15.00
Options expired                9,300        10.00-15.00
Options exercised             48,140         3.17-16.44
-------------------------------------------------------
Shares under option
   August 31, 1994           261,090      $  3.17-16.44
Options granted               92,500              16.75
Options expired                1,200        15.00-16.44
Options exercised             33,700         3.17-16.44
-------------------------------------------------------
Shares under option
   August 31, 1995           318,690      $  3.17-16.75
Options granted               96,500              24.75
Options expired                5,100        15.00-24.75
Options exercised             32,380         3.17-16.75
-------------------------------------------------------
SHARES UNDER OPTION
   AUGUST 31, 1996           377,710       $ 4.67-24.75
-------------------------------------------------------

   The options outstanding at August 31, 1996 are exercisable and expire at various dates from December 1996 to October 2005.

   The Company has a Common Stock Purchase Plan under which most full-time salaried employees in the U.S. may participate. Employees may authorize salary deductions up to 8% of annual salary but not to exceed $300 per month, and the Company contributes an amount equal to 10% of the contributions of the participating employees. The contributions are used to purchase shares of the Company's Common Stock from the Company at current market value.

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). This standard establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The statement must be implemented in the 1997 fiscal year. Management believes that the impact of adopting SFAS No. 123 will not be material.

                             TUSCARORA INCORPORATED


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6: INCOME TAXES

In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", the provision (benefit) for taxes on income consists of the following:

-------------------------------------------------------
Year Ended
August 31,          1996          1995          1994
-------------------------------------------------------
Payable
Currently:
  Federal        $4,894,867    $4,751,053    $3,252,570
  State           1,140,588     1,121,211       731,859
  Foreign            16,759        13,401            --
-------------------------------------------------------
                  6,052,214     5,885,665     3,984,429
-------------------------------------------------------
Deferred:
  Federal           110,844       130,290     (520,314)
  State              34,094        37,899     (150,161)
  Foreign            55,530            --           --
-------------------------------------------------------
                    200,468       168,189     (670,475)
-------------------------------------------------------
Total provision  $6,252,682    $6,053,854   $3,313,954
-------------------------------------------------------

   The following is a reconciliation of the statutory U.S. Corporate Federal income tax rate to the effective income tax rate:

------------------------------------------------------
Year Ended
August 31,             1996          1995         1994
------------------------------------------------------
U.S. Statutory rate
  applied to
  pre-tax income        35.0%        35.0%        34.0%
State income taxes
  net of Federal
  tax benefit            4.8%         5.0%         4.3%
Other                   -0.5%         0.3%        -1.5%
------------------------------------------------------
                        39.3%        40.3%        36.8%
------------------------------------------------------

   Deferred tax assets and liabilities at August 31, 1996, 1995 and 1994 were comprised of the following:

------------------------------------------------------------------
August 31,                  1996            1995           1994
------------------------------------------------------------------
Deferred tax assets:
  Allowance for
   bad debts             $   310,901     $  270,045     $  258,409
  Supplemental
   pension benefits          432,865        441,141        449,964
  Other                       72,047             --         23,964
Deferred tax liabilities:
  Depreciation             2,809,804      2,513,391      2,315,596
  Other                       75,997         46,873         97,630
------------------------------------------------------------------
Net deferred
  tax liability           $2,069,988     $1,849,078     $1,680,889
------------------------------------------------------------------

NOTE 7: RETIREMENT BENEFITS

The Company maintains non-contributory individual account defined contribution pension plans covering most full-time employees in the U.S. and a contributory individual account defined contribution pension plan covering most full-time salaried employees in the U.K. Under these pension plans, the Company contribution made for each employee is generally 5-1/2% of total compensation. Benefits generally do not become vested until, but become fully vested upon, five full years of employment in the U.S. and two full years of employment in the U.K. Normal retirement under all plans is age 65. All contributions are made to the plan trustees and invested for the accounts of the participants. The Company contributions for the fiscal years ended August 31, 1996, 1995 and 1994 were $1,557,721, $1,409,179 and $1,163,002, respectively. The unfunded past service liability at August 31, 1996, 1995 and 1994 under the plans was $442,822, $405,525 and $382,626, respectively. The past service liability is paid over a ten-year period.

   The Company also maintains a Section 401(k) plan covering most full-time salaried employees in the U.S. The Company makes matching contributions based upon the savings of participants, subject to certain limitations. All contributions are made to the plan trustee, are fully vested and are invested by the plan trustee among various investment options in accordance with instructions from the participants.

                             TUSCARORA INCORPORATED


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company contributions for the fiscal years ended August 31, 1996, 1995 and 1994 were $94,628, $78,733 and $54,755, respectively.

   Certain former executive officers of the Company or their beneficiaries are receiving supplemental retirement benefits directly from the Company, the future liability for which is reflected as a long-term liability. As of August 31, 1996, this liability amounted to $1,083,788, of which $128,023 represents amounts payable within one year.

   The Company does not provide any other significant postretirement benefits.

NOTE 8: ACQUISITIONS

In December 1995, the Company acquired all the outstanding capital stock of Alpine Packaging, Inc., a custom designer and manufacturer of specialty corrugated and technical/military specification packaging and wood pallets, in Colorado Springs, Colorado, for which the Company issued 51,177 shares of its Common Stock and paid cash having an aggregate value of approximately $1,300,000 at the closing. The Consolidated Statement of Cash Flows for the fiscal year ended August 31, 1996 excludes the non-cash consideration issued in connection with the acquisition.

   During the fiscal year ended August 31, 1995, the Company acquired two businesses for an aggregate of approximately $5,100,000 in cash paid at the closings. In February 1995, the Company purchased the custom molding business of M.Y. Trondex Ltd. in the United Kingdom. In September 1994, the Company acquired the specialty corrugated and foam packaging business of Astrofoam, Inc., in Holden, Massachusetts.

   The Company also acquired two businesses during the fiscal year ended August 31, 1994 for a total of approximately $2,900,000 in cash paid at the closings. In April 1994, the Company acquired the custom molding and fabricating business of Styro-Molders Corporation in Colorado Springs, Colorado. In September 1993, the Company purchased the corrugated packaging business of Box Pack Incorporated in Greeneville, Tennessee.

   All the above acquisitions have been accounted for as purchases. In each of these acquisitions, (i) part of the purchase price was allocated to goodwill and/or a covenant not to compete (see Note 1) and (ii) the Company agreed to pay additional consideration to the seller based on the sales realized by, or the operating performance of, the business acquired over a specified period after the acquisition. The additional consideration is charged against selling expense or allocated to goodwill.

NOTE 9: LEASE COMMITMENTS

Rental expense charged to operations for the fiscal years ended August 31, 1996, 1995 and 1994 amounted to $4,223,461, $3,889,162 and $2,825,219, respectively. The approximate net minimum rentals required to be paid under all non-cancelable operating leases during each of the five fiscal years ending after August 31, 1996 is as follows:

-------------------------------------------------------
August 31,
-------------------------------------------------------
1997                                         $3,584,371
1998                                          2,958,265
1999                                          2,381,601
2000                                          1,919,969
2001                                          1,732,712
Thereafter                                    3,093,788
-------------------------------------------------------

   Substantially all the rental payments represent commitments under leases for manufacturing and warehouse facilities and under leases for trucking equipment. The Company has the option to purchase certain of the manufacturing and warehouse facilities.

                             TUSCARORA INCORPORATED


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: CLAIMS AND CONTINGENCIES

Two lawsuits are pending against the Company involving claims of sexual discrimination and harassment in which compensatory and punitive damages are sought. The Company is vigorously contesting these lawsuits and believes that, consistent with a policy in place for many years, it promptly, reasonably and effectively responded to all alleged incidents. Other employment-related claims are pending before Federal and state agencies.

   The Company is also involved in legal and administrative proceedings, including one with respect to a Superfund site, which may result in the Company becoming liable for a portion of certain environmental cleanup costs. With respect to these matters, the Company believes that its share of the costs should not be significant.

   In the opinion of management, the disposition of the employment and environmental claims should not have a material adverse effect on the Company's financial position.

NOTE 11: SUBSEQUENT EVENTS

On September 10, 1996, the Company acquired the custom thermoforming business of FormPac Corporation in Sandusky, Ohio. On October 4, 1996, the Company acquired all the outstanding capital stock of EPS (Moulders) Ltd., a custom molding business of expanded polystyrene packaging products in Livingston, Scotland. The aggregate consideration paid at the closings of these transactions was approximately $5,900,000, substantially all of which was paid in cash. The Company will pay additional consideration based on the operating performance of FormPac's business and on the sales of EPS (Moulders) Ltd. following the acquisitions. In each case, the acquisitions will be accounted for as purchases.

NOTE 12: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial information is as follows:


---------------------------------------------------------------------------------------------------------------------
                                                                   Fiscal Quarter Ended
                                   November 30             February 29               May 31                August 31
---------------------------------------------------------------------------------------------------------------------
FISCAL 1996:
   Net Sales                        $47,296,000            $43,188,000            $45,113,000             $46,993,000
   Gross Profit                      11,957,000              9,913,000             10,550,000              10,920,000
   Net Income                         3,155,000              1,987,000              2,371,000               2,140,000
   Per Share of Common Stock:
     Net Income                           $0.51                  $0.32                  $0.38                   $0.34
     Dividends Paid                          --                  $0.13                     --                   $0.13
     Stock Market Prices:
       High                              25-1/2                 25-1/2                 24-7/8                  24-3/4
       Low                               22-1/4                 21-1/2                 23-3/8                      21
---------------------------------------------------------------------------------------------------------------------
                                   November 30             February 28               May 31                August 31
---------------------------------------------------------------------------------------------------------------------
FISCAL 1995:
   Net Sales                        $38,920,000            $37,890,000            $40,970,000             $45,520,000
   Gross Profit                       9,778,000              8,776,000              9,774,000              11,289,000
   Net Income                         2,501,000              1,840,000              2,345,000               2,294,000
   Per Share of Common Stock:
     Net Income                           $0.41                  $0.30                  $0.38                   $0.37
     Dividends Paid                          --                  $0.11                     --                   $0.12
     Stock Market Prices:
       High                              18-1/4                     21                     22                  23-3/4
       Low                                   14                 16-1/4                 18-1/2                  18-3/4
---------------------------------------------------------------------------------------------------------------------

                             TUSCARORA INCORPORATED


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF TUSCARORA INCORPORATED

We have audited the accompanying consolidated balance sheets of Tuscarora Incorporated and subsidiaries as of August 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tuscarora Incorporated and subsidiaries as of August 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.

     /s/ S.R. SNODGRASS, A.C.
     ------------------------
     Beaver Falls, PA
     October 11, 1996


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS--FISCAL 1996
COMPARED TO FISCAL 1995

Net sales for the fiscal year ended August 31, 1996 were $182.6 million, an increase of $19.3 million, or 11.8%, over fiscal 1995. Approximately 38% of the increase in net sales was attributable to the acquisition of a custom molding business in the United Kingdom and of an integrated materials business in Colorado Springs, Colorado in February and December 1995, respectively (see
Note 8 of the Notes to Consolidated Financial Statements). The balance of the increase is attributable to higher sales of both custom molded and integrated materials products in most major markets which the Company serves, particularly the major appliance and consumer electronics industries. The increase was achieved despite a reduction in selling prices which occurred in December 1995 following decreases in EPS resin costs.

   Net sales in the fourth quarter of fiscal 1996 were $47.0 million, an increase of 3.2%, or $1.5 million, over net sales of $45.5 million in the same period of fiscal 1995 despite the selling price reduction referred to above. The fiscal year over prior year growth rate in net sales in the fourth quarter was smaller than in the previous three fiscal quarters of fiscal 1996, as many of the Company's large industrial customers reduced their production rates to adjust their finished goods inventories. Although the sales level slowed in the early part of the fourth quarter, sales activity increased significantly at the end of the quarter and is expected to continue into fiscal 1997.

   Gross profit for the fiscal year ended August 31, 1996 was $43.3 million, or 23.7%, of net sales, compared to $39.6 million, or 24.3%, of net sales in fiscal 1995. The decrease in the gross profit margin is due primarily to lower than anticipated sales levels, particularly in the fourth quarter, which resulted in lower utilization of the Company's expanded manufacturing capacity and associated fixed costs. The decrease in the gross profit margin is also attributable to the lower selling prices.

   Selling and administrative expenses for the fiscal year ended August 31, 1996 increased 12.3%, or $2.7 million, to $24.5 million but remained steady as a percentage of net sales at 13.4%. The dollar increase was due primarily to increased employee costs and to costs added in connection with the acquisitions of the businesses in February and December 1995.

                             TUSCARORA INCORPORATED


   Interest expense for the fiscal year ended August 31, 1996 was $2.9 million compared to $2.6 million in fiscal 1995. The increase of $300,000 was due to a higher level of outstanding debt throughout the year, most of which was borrowed in fiscal 1995.

   Income before income taxes for the fiscal year ended August 31, 1996 increased to $15.9 million from $15.0 million for fiscal 1995, an increase of 5.8%.

   The provision for income taxes for the fiscal year ended August 31, 1996 increased due to the increase in income before income taxes. The Company's effective tax rate decreased to 39.3% from 40.3%. The effective tax rate was higher in fiscal 1995 due to the net operating loss of the U.K. operations which was not available to offset U.S. taxable income.

   Net income for the fiscal year ended August 31, 1996 was $9.7 million, an increase of 7.5% from $9.0 million in fiscal 1995. The increase was due primarily to the increase in net sales and gross profit.

   Net sales and net income for fiscal year 1996 were Company records.

RESULTS OF OPERATIONS--FISCAL 1995
COMPARED TO FISCAL 1994

Net sales for the fiscal year ended August 31, 1995 were $163.3 million, representing an increase of $43.2 million, or 36.0%, over fiscal 1994. Approximately 42% of the increase in net sales was due to the acquisition of businesses in Colorado Springs, Colorado and Holden, Massachusetts in April and September 1994, respectively, and in the United Kingdom in February 1995 (see
Note 8 of the Notes to Consolidated Financial Statements). The balance of the increase reflected strong demand from the Company's existing customers throughout the fiscal year in virtually all geographic and end-use markets, particularly high technology, consumer electronics, major appliances and automotive, and higher selling prices to customers as a result of the Company passing on higher raw material costs. Net sales in the fourth quarter of fiscal 1995 were $45.5 million, an increase of $11.7 million, or 34.7%, over net sales of $33.8 million in the fourth quarter of fiscal 1994. Substantial sales increases were obtained during fiscal 1995 and the fourth quarter of fiscal 1995 in both the Company's custom molding and integrated materials operations.

   Gross profit for the fiscal year ended August 31, 1995 was $39.6 million, or 24.3%, of net sales, compared to $27.6 million, or 23.0%, of net sales, for fiscal 1994. The gross profit margin was favorably impacted by the higher sales level which resulted in improvements in manufacturing efficiency in both the Company's custom molding and integrated materials operations and by the consumption in the first quarter of raw materials purchased by the Company during the 1994 fiscal year in advance of price increases from the Company's suppliers. The increase in the gross profit margin was partially offset by below-average margins at the U.K. operations following their acquisition.

   Selling and administrative expenses for the fiscal year ended August 31, 1995 increased $4.7 million, or 27.6%, but decreased as a percentage of net sales to 13.4% compared with 14.2% in fiscal 1994. The dollar increase was due primarily to employee costs added in connection with the acquisitions and increased commissions associated with the higher sales level.

   Interest expense for the fiscal year ended August 31, 1995 was $2.6 million compared to $1.3 million for fiscal 1994. The increase of $1.3 million was due to a higher level of outstanding debt coupled with higher interest rates.

   Income before income taxes for the fiscal year ended August 31, 1995 increased to $15.0 million from $9.0 million for fiscal 1994, an increase of 66.7%.

   The provision for income taxes for the fiscal year ended August 31, 1995 increased due to the increase in income before income taxes. The Company's effective tax rate increased to 40.3% from 36.8% primarily due to the income tax effect in fiscal 1995 of an unused net operating loss of the U.K. operations and the exclusion from taxable income in fiscal 1994 of the excess of the proceeds over the carrying value of life insurance policies owned by the Company.

   Net income for the fiscal year ended August 31, 1995 was $9.0 million, an increase of 57.5% from $5.7 million for fiscal 1994. The increase was due primarily to the increases in net sales and gross profit.

   Net sales and net income for fiscal 1995 were Company records.

                             TUSCARORA INCORPORATED

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities amounted to $22.3 million, $14.1 million and $17.0 million in fiscal 1996, 1995 and 1994, respectively. Depreciation and amortization in fiscal 1996, 1995 and 1994 amounted to $13.0 million, $10.9 million and $9.7 million, respectively. Because a substantial portion of cash flow from operations results from depreciation and amortization, the Company believes that its liquidity would not be adversely affected should a period of reduced earnings occur.

   At August 31, 1996, the Company's accounts receivable were higher than at the end of the previous fiscal year due to the increased sales level during the latter part of the fourth quarter. Inventories were lower at August 31, 1996 than they were at the end of the previous fiscal year due to the Company maintaining minimum raw material inventory levels as raw material prices trended lower during fiscal 1996.

   Capital expenditures for property, plant and equipment during fiscal 1996, 1995 and 1994 amounted to $23.1 million, $20.7 million and $12.4 million, respectively, including approximately $900,000, $1.7 million and $1.1 million, respectively, for environmental control equipment. The largest amount of the capital expenditures during all three years has been for machinery and equipment. For fiscal 1996, the expenditures included machinery and equipment for a new custom molding facility in Spennymoor, England where production commenced in June 1996 and for a new custom molding facility in Storm Lake, Iowa where operations are expected to commence in November 1996. During fiscal 1996, the Company also issued 51,177 shares of its Common Stock and paid cash, having an aggregate value of $1.3 million, in connection with the business acquisition in December 1995.

   In September 1996, the Company also acquired the custom thermoforming business of FormPac Corporation in Sandusky, Ohio and the custom molding business of EPS (Moulders) Ltd. in Livingston, Scotland for an aggregate of approximately $5.9 million (see Note 11 of the Notes to Consolidated Financial Statements).

   The Company will continue to look for acquisitions which will mesh well with the Company's business and will continue to develop new production sites to meet the needs of the Company's customers. In August 1996, the Company announced it will build a new custom molding facility in Brenham, Texas which it expects will become operational in the spring of fiscal 1997.

   Long-term debt increased to $39.2 million at August 31, 1996 from $36.5 million at August 31, 1995. During fiscal 1996, the Company entered into a new credit agreement with its principal bank which increased its revolving credit facility to $40.0 million from $14.0 million and consolidated four outstanding term loans which aggregated $26.7 million along with $10.3 million which was outstanding under the previous revolving credit facility into a new $37.0 million eight-year term loan. At August 31, 1996, $36.8 million of the new revolving credit facility remained available. See Note 3 of the Notes to Consolidated Financial Statements for additional information with respect to long-term debt.

   Cash dividends amounted to $1.6 million ($.26 per share), $1.4 million ($.23 per share) and $1.2 million ($.20 per share) in fiscal 1996, fiscal 1995 and fiscal 1994, respectively.

   Cash provided by operating activities as supplemented by the amount available under the bank credit agreement should continue to be sufficient to fund the Company's operating needs, capital requirements and dividend payments.

INFLATION

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely effect fiscal 1997 results.

                             TUSCARORA INCORPORATED

ELEVEN YEAR CONSOLIDATED FINANCIAL SUMMARY

----------------------------------------------------------------------------------------------------------------
Year Ended August 31                                    1996         1995         1994         1993        1992
----------------------------------------------------------------------------------------------------------------
Net sales                                           $182,590     $163,300     $120,085     $101,075     $95,809
Income before income taxes                            15,905       15,034        9,017        6,285       8,289
Net income                                             9,653        8,980        5,703        4,270(a)    4,981
Depreciation and amortization                         12,977       10,890        9,721        9,206       7,879
Weighted average shares outstanding                    6,242        6,154        6,129        6,109       6,097
Net income per share                                    1.55         1.46         0.93         0.70(a)     0.82
Margin on sales                                          5.3%         5.5%         4.7%         4.2%        5.2%
Return on beginning shareholders' equity                17.6%        19.0%        13.4%        10.9%       14.2%
Working capital                                       23,224       22,390       16,548       15,893      13,463
Total assets                                         131,169      117,721       94,225       79,769      75,510
Long-term debt (excluding current portion)            39,249       36,510       25,284       23,930      22,121
Shareholders' equity                                  64,827       54,773       47,180       42,546      39,280
Shareholders' equity per share                         10.39         8.90         7.70         6.96        6.44
Dividends per share                                     0.26         0.23         0.20         0.18        0.16
----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
Year Ended August 31                                    1991         1990         1989         1988        1987         1986
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                            $84,420      $85,458      $77,642      $65,583     $55,279      $46,641
Income before income taxes                             6,856        7,912        7,479        5,644       5,192        3,587
Net income                                             4,230        4,874        4,478        3,469       2,834        2,210
Depreciation and amortization                          7,235        6,591        5,463        4,269       3,347        2,811
Weighted average shares outstanding                    6,057        6,022        6,020        5,356       5,290        5,288
Net income per share                                    0.70         0.81         0.74         0.65        0.54         0.42
Margin on sales                                          5.0%         5.7%         5.8%         5.3%        5.1%         4.7%
Return on beginning shareholders' equity                13.4%        17.8%        19.0%        22.0%       21.1%        19.1%
Working capital                                       13,728       11,385       11,418       10,146       5,792        5,086
Total assets                                          63,775       60,677       53,138       46,777      40,132       32,879
Long-term debt (excluding current portion)            14,870       16,264       13,165       13,248      12,858       11,005
Shareholders' equity                                  35,152       31,451       27,360       23,574      15,762       13,404
Shareholders' equity per share                          5.80         5.22         4.54         4.40        2.98         2.53
Dividends per share                                     0.14         0.13         0.12         0.10        0.09         0.08
-----------------------------------------------------------------------------------------------------------------------------

In the above table, all dollar amounts, except per share data, are in thousands.

The weighted average number of shares of Common Stock outstanding and the dividends and other per share amounts have been adjusted to reflect the 200% share distribution paid on October 1, 1987 and the 100% share distribution paid on April 14, 1992.

(a) Net income and net income per share for the 1993 fiscal year include income of $321,218 or $0.05 per share resulting from the cumulative effect of a change in the method of accounting for income taxes.