Form 10-K, Exhibit 13
period 1997-08-31
TUSCARORA INC
filed 1997-11-26
CIK 821538

                                                                     Exhibit 13

Consolidated Statements of Income

----------------------------------------------------------------------------------------------
YEAR ENDED
AUGUST 31,                                   1997                1996                1995
----------------------------------------------------------------------------------------------
Net Sales                               $209,206,775        $182,589,621        $163,299,682
Cost of Sales                            160,951,244         139,249,481         123,682,160
----------------------------------------------------------------------------------------------
  Gross profit                            48,255,531          43,340,140          39,617,522
----------------------------------------------------------------------------------------------
Selling and Administrative Expenses       28,636,840          24,524,593          21,831,518
Interest Expense                           3,741,275           2,928,483           2,603,250
Other (Income) Expense--Net                  436,154             (18,235)            148,636
----------------------------------------------------------------------------------------------
                                          32,814,269          27,434,841          24,583,404
----------------------------------------------------------------------------------------------
  Income before income taxes              15,441,262          15,905,299          15,034,118
Provision for Income Taxes (Note 6)        6,146,001           6,252,682           6,053,854
----------------------------------------------------------------------------------------------
  Net income                            $  9,295,261        $  9,652,617        $  8,980,264
==============================================================================================
  Net income per share of
    Common Stock (Note 1)                      $0.98               $1.03               $0.97
==============================================================================================
  Weighted average number of shares
    of Common Stock outstanding            9,452,082           9,362,409           9,230,618
==============================================================================================


Table of Contents to the Consolidated

Financial Statements
-------------------------------------
  Consolidated Statements
  of Income                        8

  Consolidated Balance Sheets      9

  Consolidated Statements
  of Cash Flows                   10

  Consolidated Statements
  of Shareholders' Equity         11

  Notes to Consolidated
  Financial Statements            12

  Report of Independent
  Accountants                     20

  Management's Discussion and
  Analysis of Results of
  Operations and
  Financial Condition             20


Net income per share of Common Stock and the weighted average number of shares of Common Stock have been adjusted to reflect the 50% share distribution paid on January 13, 1997.

The accompanying notes are an integral part of the consolidated financial statements.


TUSCARORA INCORPORATED Annual Report 1997                                     8

Consolidated Balance Sheets

---------------------------------------------------------------------------------------------------------------------------
Assets (August 31)                                                                    1997                      1996
---------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                                                     $    5,095,149            $   3,379,776
  Trade accounts receivable, less allowance of
    $674,689 in 1997; $787,175 in 1996                                              31,667,668               26,094,406
  Inventories (Note 2)                                                              18,238,886               15,666,880
  Prepaid expenses and other current assets                                          1,592,284                1,771,694
---------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                            56,593,987               46,912,756
---------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Land                                                                               3,867,700                2,658,573
  Buildings and improvements                                                        55,320,144               45,197,923
  Machinery and equipment                                                          128,809,150              111,383,112
---------------------------------------------------------------------------------------------------------------------------
    Total                                                                          187,996,994              159,239,608
---------------------------------------------------------------------------------------------------------------------------
  Less accumulated depreciation                                                    (94,882,160)             (80,529,962)
---------------------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                               93,114,834               78,709,646
---------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
  Goodwill                                                                           8,540,479                3,406,779
  Other non-current assets                                                           4,138,260                2,140,261
---------------------------------------------------------------------------------------------------------------------------
    Total other assets                                                              12,678,739                5,547,040
---------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                  $162,387,560             $131,169,442
===========================================================================================================================
Liabilities and Shareholders' Equity (August 31)
---------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Current maturities of long-term debt (Note 3)                                 $    5,133,332           $    5,346,335
  Accounts payable                                                                  16,714,670               16,416,387
  Accrued income taxes                                                                 390,008                  153,930
  Accrued payroll and related taxes                                                    910,090                  595,282
  Other current liabilities                                                          3,661,408                1,176,918
---------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                       26,809,508               23,688,852
---------------------------------------------------------------------------------------------------------------------------
Long-term Debt (Note 3)                                                             57,166,326               39,249,136
Deferred Income Taxes (Note 6)                                                       2,417,725                2,069,988
Other Long-term Liabilities                                                          3,176,653                1,334,577
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                               89,570,212               66,342,553
---------------------------------------------------------------------------------------------------------------------------
Commitments (Note 10)
Shareholders' Equity
  Preferred Stock--par value $.01 per share;
    authorized shares, 1,000,000; none issued                                               --                       --
  Common Stock--without par value, authorized shares,
    20,000,000; issued shares, 9,479,241 in 1997,
    9,426,923 in 1996 (Note 4)                                                       9,479,241                9,426,923
  Capital surplus (Note 4)                                                           1,071,878                  740,818
  Retained earnings                                                                 62,291,940               54,825,048
  Foreign currency translation adjustment                                               49,999                  (38,690)
---------------------------------------------------------------------------------------------------------------------------
    Total                                                                           72,893,058               64,954,099
---------------------------------------------------------------------------------------------------------------------------
  Less Common Stock in treasury--4,620 shares
    in 1997; 12,351 shares in 1996; at cost                                            (75,710)                (127,210)
---------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                      72,817,348               64,826,889
---------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                    $162,387,560             $131,169,442
===========================================================================================================================

The number of shares and amounts of Common Stock have been adjusted to reflect the 50% share distribution paid on January 13, 1997.

The accompanying notes are an integral part of the consolidated financial statements.

TUSCARORA INCORPORATED Annual Report 1997                                     9

Consolidated Statements of Cash Flows

---------------------------------------------------------------------------------------------------------------------------
YEAR ENDED
AUGUST 31,                                                               1997                1996                1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                         $ 9,295,261          $ 9,652,617        $ 8,980,264
Adjustments to reconcile net income to
  cash provided by operating activities:
    Depreciation                                                    14,429,068           12,364,207         10,247,768
    Amortization                                                       857,319              612,773            641,745
    Provision for losses on receivables                                504,862              378,366            287,782
    Increase (decrease) in deferred income taxes                       (69,674)             200,468            168,189
    Loss on sale or abandonment of
      property, plant and equipment, net                               524,449               80,883             64,425
    Stock compensation expense                                          13,684               12,290             10,516
Changes in operating assets and liabilities, net of
  effects of business acquisitions:
  Decrease (increase):
    Trade accounts receivable                                          852,227           (2,588,248)        (5,059,511)
    Inventories                                                       (521,990)           2,561,825         (2,468,166)
    Prepaid expenses and other current assets                         (961,419)            (309,401)          (393,767)
    Other non-current assets                                          (179,702)            (226,454)          (289,188)
  Increase (decrease):
    Accounts payable                                                (2,133,551)             726,863          1,100,205
    Accrued income taxes                                                96,729             (281,410)            64,376
    Accrued payroll and related taxes                                  249,493              100,695           (256,558)
    Other current liabilities                                       (2,256,586)            (884,162)           593,290
    Other long-term liabilities                                        311,645              (53,049)           402,820
---------------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                         21,011,815           22,348,263         14,094,190
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                          (21,318,432)         (23,128,792)       (20,689,178)
Business acquisitions, net of cash acquired (Note 8)               (14,084,072)            (513,239)        (5,664,667)
Proceeds from sale of property, plant and equipment                  1,050,319              152,129            184,764
---------------------------------------------------------------------------------------------------------------------------
      Cash (used for) investing activities                         (34,352,185)         (23,489,902)       (26,169,081)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                        23,000,000            8,000,000         16,045,000
Payments on long-term debt                                          (6,320,161)          (4,854,866)        (3,667,977)
Dividends paid                                                      (1,828,369)          (1,626,948)        (1,415,195)
Proceeds from sale of Common Stock                                     421,194              323,218            118,287
---------------------------------------------------------------------------------------------------------------------------
      Cash provided by
         financing activities                                       15,272,664            1,841,404         11,080,115
---------------------------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS                                          (216,921)              20,244            (16,947)
      Net increase (decrease) in cash and
         cash equivalents                                            1,715,373              720,009         (1,011,723)
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     3,379,776            2,659,767          3,671,490
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $ 5,095,149          $ 3,379,776        $ 2,659,767
---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA
Income taxes paid                                                  $ 5,944,408          $ 6,243,828        $ 5,821,289
Interest paid                                                      $ 3,046,640          $ 3,302,840        $ 2,396,164
===========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

TUSCARORA INCORPORATED Annual Report 1997                                    10

Consolidated Statements of Shareholders' Equity

                          COMMON STOCK                                        TREASURY SHARES
                       ------------------                                  --------------------
                                                                                                    CURRENCY
                       SHARES                   CAPITAL      RETAINED                              TRANSLATION
                       ISSUED      AMOUNT       SURPLUS      EARNINGS      SHARES        AMOUNT    ADJUSTMENT   TOTAL
---------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1994     9,290,571   $9,290,571     ($925,640)  $39,234,310      69,938     ($419,292)      $--  $47,179,949
---------------------------------------------------------------------------------------------------------------------------
Net income                                                   8,980,264                                        8,980,264
Sale of shares under
  employee stock
  purchase plan         9,666        9,666       110,652                                                        120,318
Sale of shares under
  stock option plans                             (25,589)                  (50,550)       362,933               337,344
Shares acquired in
  payment of
  option price                                                              21,910       (328,859)             (328,859)
Dividends paid
  ($0.15 per share)                                         (1,415,195)                                      (1,415,195)
Foreign currency translation adjustment                                                            (100,460)   (100,460)
---------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1995     9,300,237   $9,300,237     ($840,577)  $46,799,379      41,298      ($385,218)($100,460)$54,773,361
---------------------------------------------------------------------------------------------------------------------------
Net income                                                   9,652,617                                        9,652,617
Sale of shares under
  employee stock
  purchase plan         9,020        9,020       131,374                                                        140,394
Sale of unissued shares
  under stock
  option plans         16,620       16,620       124,214                                                        140,834
Sale of shares under
  stock option plans                            (203,729)                  (31,950)       307,660               103,931
Shares acquired in
  payment of
  option price                                                               3,003        (49,652)              (49,652)
Shares issued in
  connection with
  an acquisition      101,046      101,046     1,529,536                                                      1,630,582
Dividends paid
  ($0.17 per share)                                         (1,626,948)                                      (1,626,948)
Foreign currency translation adjustment                                                              61,770      61,770
---------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1996     9,426,923   $9,426,923      $740,818   $54,825,048      12,351      ($127,210) ($38,690)$64,826,889
---------------------------------------------------------------------------------------------------------------------------
Net income                                                   9,295,261                                        9,295,261
Sale of shares under
  employee stock
  purchase plan         9,873        9,873       147,384                                                        157,257
Sale of unissued shares
  under stock
  option plans         42,445       42,445       244,929                                                        287,374
Sale of shares under
  stock option plans                             (61,253)                  (21,530)       258,873                197,620
Shares acquired in
  payment of
  option price                                                              13,799       (207,373)             (207,373)
Dividends paid
  ($0.19 per share)                                         (1,828,369)                                      (1,828,369)
Foreign currency translation adjustment                                                              88,689      88,689
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 31, 1997     9,479,241   $9,479,241    $1,071,878   $62,291,940       4,620       ($75,710)  $49,999 $72,817,348
---------------------------------------------------------------------------------------------------------------------------

Share numbers, amounts, and cash dividends paid per share of Common Stock have been adjusted to reflect the 50% share distribution paid on January 13,1997.

The accompanying notes are an integral part of the consolidated financial statements.

TUSCARORA INCORPORATED Annual Report 1997                                    11

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

NOTE 1:  SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Nature of Operations
Tuscarora Incorporated (the Company) is a multinational designer and manufacturer of interior protective packaging and material handling solutions, made from a variety of materials, for a broad range of manufactured products. The Company also supplies customers with molded foam plastic and thermoformed components for a number of industrial and consumer product applications. The principal end-use markets that the Company serves are the high technology, consumer electronics, automotive and major appliance industries.

Principles of Consolidation
The consolidated financial statements include the accounts of Tuscarora Incorporated and its subsidiaries. Significant inter-company accounts and transactions have been eliminated.

Foreign Currency Translation
The assets and liabilities of the Company's foreign subsidiaries are translated into U. S. dollars at current exchange rates. The revenues and expenses of these operations are translated at the average exchange rates prevailing during the year. These translation adjustments are accumulated in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income for the year in which the exchange rate changes.

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

Property, Plant and Equipment
Land, buildings and equipment are stated on the basis of cost. Major renewals and betterments are capitalized while replacements and maintenance and repairs which do not improve or extend the life of the assets are charged against earnings in the year incurred. When properties are disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is reflected in earnings.

  Provisions for depreciation of plant and equipment are computed on the straight-line method based on the following estimated useful lives.

  Building and improvements............       10-30 years

  Machinery and equipment...............       3-10 years


TUSCARORA INCORPORATED Annual Report 1997                                    12

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

Other Assets
Other assets consist primarily of intangible assets such as goodwill and covenants not to compete which have been acquired in connection with business acquisitions (see Note 8) and are amortized using the straight-line method. Goodwill is amortized over 15 years and the covenants over the period covered by each agreement.

  The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

Interest Rate Agreements
The Company has entered into interest rate swap, cap and floor agreements with its principal bank having a combined notional value of $42,375,000 at August 31, 1997. The purpose of these agreements is to reduce the impact of increases in interest rates on the Company's variable rate long-term debt. While there was no net out-of-pocket cost for these agreements, any amounts paid or received under the agreements are recognized as an adjustment to interest expense. The interest expense adjustments associated with, and the fair market value of, the agreements are not material.

Income Taxes
The provision for income taxes includes deferred taxes resulting from temporary differences in income for financial reporting and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

Stock-based Compensation
Stock options granted by the Company are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no stock-based compensation expense has been recognized in the accompanying financial statements, since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of option grant.

Net Income Per Share
Net income per share is based upon the weighted average number of shares of Common Stock outstanding and has been adjusted to reflect the 50% share distribution paid on January 13,1997. The weighted average number of shares outstanding at August 31, 1997, 1996 and 1995 was 9,452,082, 9,362,409 and
9,230,618, respectively. Common stock equivalents resulting from the assumed exercise of stock options are not dilutive in the calculation of earnings per share.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements
Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", SFAS No. 129, "Disclosure of Information about Capital Structure", SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" were issued in 1997. These statements will be adopted by the Company when required, and are not expected to have a material effect on the consolidated financial statements.

NOTE 2: INVENTORIES
Inventories at August 31, 1997 and 1996 are summarized as follows:

---------------------------------------------------------
AUGUST 31,                    1997               1996
---------------------------------------------------------
Finished goods            $10,511,267        $9,739,590
Work in process               154,962           215,475
Raw Materials               5,820,100         4,233,990
Supplies                    1,752,557         1,477,825
---------------------------------------------------------
Total                    $ 18,238,886      $ 15,666,880
---------------------------------------------------------



TUSCARORA INCORPORATED Annual Report 1997                                    13

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

NOTE 3: LONG-TERM DEBT
The Company's credit agreement with its principal bank provides for a $40,000,000 revolving credit facility expiring on August 31, 2000 and a $37,000,000 eight-year term note repayable in quarterly installments, with final maturity on August 31, 2004. Under the credit agreement, the Company may choose as to both the revolving credit facility and the term note between various interest rate options for specified interest periods. The agreement provides for a commitment fee of 0.125% per annum on the average daily unborrowed funds under the revolving credit facility.

  Long-term debt outstanding at August 31, 1997 and 1996 is summarized as set forth below:

  The outstanding borrowings by the Company under the credit agreement with its principal bank are unsecured. The credit agreement contains covenants which require the Company to maintain a certain tangible net worth as well as certain financial ratios. These covenants also impose limitations on the amount which the Company may pay during any fiscal year for property, plant and equipment and in transactions accounted for as business acquisitions. At August 31, 1997, approximately $4,400,000 of retained earnings was available for the payment of cash dividends by the Company without causing a violation of any of the financial covenants. The agreement relating to the Company's industrial development bonds also contains financial covenants.

----------------------------------------------------------------------------------------------------------------------
                                                                INTEREST RATE AT                  AUGUST 31,
                                                                 AUGUST 31, 1997           1997                1996
----------------------------------------------------------------------------------------------------------------------
Notes under credit agreement with principal bank:
  Variable rate revolving credit note                                  6.75%          $ 26,215,000        $ 3,215,000
  Variable rate term note payable in quarterly
  installments, through August 31, 2004.                               7.10%            32,375,000         37,000,000

Other long-term debt:
  Variable rate industrial development bonds
    subject to annual mandatory sinking
    fund redemption through December 1, 2000,
    with final payment on December 1, 2001                             3.80%             2,875,000          3,300,000
  Variable rate mortgage note payable in quarterly
    installments, through March 30, 2006                               9.00%               729,175            812,507
Other                                                                  5.75%               105,483            267,964
----------------------------------------------------------------------------------------------------------------------
                                                                                        62,299,658         44,595,471

Less amounts due within one year, included in current liabilities                        5,133,332          5,346,335
======================================================================================================================
Total long-term debt                                                                   $57,166,326        $39,249,136
======================================================================================================================



TUSCARORA INCORPORATED Annual Report 1997                                    14

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

  Aggregate maturities of long-term debt for the next five fiscal years are as follows:

---------------------------------------------------------
  August 31,
---------------------------------------------------------
  1998                                       $5,133,332
  1999                                        5,133,332
  2000                                       31,348,332
  2001                                        5,133,332
  2002                                        5,133,332
=========================================================

  The amount becoming due in the fiscal year ended August 31, 2000 includes the $26,215,000 borrowed under the revolving credit facility with the Company's principal bank. The bank makes an annual determination as to whether to extend the expiration date of the revolving credit facility for an additional year.

NOTE 4: COMMON STOCK
In all transactions involving the authorized but unissued shares of the Company's Common Stock, an amount equal to $1.00 times the number of shares which is issued is credited to the Common Stock account and the balance of the purchase price is credited to the Capital Surplus account.

NOTE 5: STOCK OPTIONS AND COMMON STOCK PURCHASE PLAN
The Company has a 1989 Stock Incentive Plan (the "1989 Plan") and a prior stock option plan under which options to purchase shares of the Company's Common Stock have been granted to eligible employees. At August 31, 1997, a total of 187,725 shares remained available for the grant of stock options under the 1989 Plan.

  All outstanding stock options have been granted at 100% of the fair market value of the Company's Common Stock on the date of grant. The stock options have ten year option terms. The option price may be paid in cash, in already-owned shares of the Company's Common Stock or in a combination of cash and shares. Data concerning the outstanding stock options for each of the fiscal years in the three-year period ended August 31, 1997 follows:

                                                1997                        1996                       1995
                                           ------------------          -----------------           ------------------
                                                    WEIGHTED                  WEIGHTED                     WEIGHTED
                                                     AVERAGE                    AVERAGE                      AVERAGE
                                                     EXERCISE                   EXERCISE                    EXERCISE
                                           SHARES      PRICE           SHARES     PRICE            SHARES     PRICE
---------------------------------------------------------------------------------------------------------------------
Balance at September 1                    566,565    $10.87            478,035   $8.62            391,635     $7.48
Options granted                           153,975     14.96            144,750   16.50            138,750     11.17
Options exercised                        (63,975)      7.58           (48,570)    5.04           (50,550)      6.68
Options expired                          (15,975)     14.89            (7,650)   14.15            (1,800)     10.56
---------------------------------------------------------------------------------------------------------------------
Balance at August 31                      640,590    $12.08            566,565  $10.87            478,035     $8.62
---------------------------------------------------------------------------------------------------------------------
Exercisable at August 31                  640,590    $12.08            566,565  $10.87            478,035     $8.62
---------------------------------------------------------------------------------------------------------------------

Stock options outstanding at August 31, 1997:

        RANGE OF                     OPTIONS AT                  WEIGHTED AVERAGE              WEIGHTED AVERAGE
     EXERCISE PRICES               AUGUST 31, 1997                EXERCISE PRICE          REMAINING CONTRACTUAL LIFE
=====================================================================================================================
      $5.17-$7.99                       93,690                         $6.39                     2.2 years
     $8.00-$12.00                      267,300                         10.30                     6.0 years
    $12.01-$16.50                      279,600                         15.69                     8.7 years
=====================================================================================================================
            Total                      640,590
=====================================================================================================================



TUSCARORA INCORPORATED Annual Report 1997                                    15

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

  Pro forma information regarding net income and net income per share, required by SFAS No. 123, has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for the options granted in fiscal 1997 and 1996 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 6.50%; a volatility factor of the expected market price of the Company's Common Stock of 0.28; a weighted average expected option life of seven years; and a 1.00% dividend yield. For purposes of the pro forma disclosure, the estimated fair value of the options granted (fiscal 1997 - $5.94 per share; fiscal 1996 - $6.55 per share) is charged to expense during the fiscal year of grant based on the vesting provisions of the award. For the fiscal years ended August 31, 1997 and August 31, 1996, the Company's reported and pro forma net income and net income per share are as follows:

========================================================
AS REPORTED:                    1997           1996
--------------------------------------------------------
Net income                  $ 9,295,000     $9,653,000
Net income per share             $ 0.98         $ 1.03
--------------------------------------------------------
PRO FORMA:
--------------------------------------------------------
Net income                  $ 8,380,000     $8,705,000
Net income per share             $ 0.89         $ 0.93
========================================================

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to September 1, 1995, the resulting pro forma compensation cost may not be representative of the cost to be expected in future years.

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

NOTE 6: INCOME TAXES
For the fiscal years ended August 31, 1997, 1996 and 1995, income(loss) before income taxes consist of the following:

---------------------------------------------------------
YEAR ENDED
AUGUST 31,       1997            1996           1995
---------------------------------------------------------
  U.S.
  operations  $16,251,615    $15,639,009    $15,258,892

  Foreign
  operations     (810,353)       266,290       (224,774)
---------------------------------------------------------
  Total       $15,441,262    $15,905,299    $15,034,118
---------------------------------------------------------

  The provision (benefit) for taxes on income consists of the following:

---------------------------------------------------------
YEAR ENDED
AUGUST 31,          1997           1996          1995
---------------------------------------------------------
Current:
  Federal      $5,365,323      $4,894,867   $4,751,053
  State           741,814       1,140,588    1,121,211
  Foreign          47,450          16,759       13,401
---------------------------------------------------------
                6,154,587       6,052,214    5,885,665
---------------------------------------------------------
Deferred:
  Federal         197,229         110,844      130,290
  State            76,002          34,094       37,899
  Foreign        (281,817)         55,530           --
---------------------------------------------------------
                   (8,586)        200,468      168,189
---------------------------------------------------------
Total provision$6,146,001      $6,252,682   $6,053,854
---------------------------------------------------------

  The following is a reconciliation of the statutory U.S. Corporate federal income tax rate to the effective income tax rate:

---------------------------------------------------------
Year Ended
August 31,          1997            1996         1995
---------------------------------------------------------
U.S. Statutory rate
  applied to
  pre-tax income    35.0%           35.0%        35.0%
State income taxes
  net of Federal
  tax benefit        5.3%            4.8%         5.0%
Other               (0.5%)          (0.5%)        0.3%
---------------------------------------------------------
                    39.8%           39.3%        40.3%
=========================================================


TUSCARORA INCORPORATED Annual Report 1997                                    16

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

  Deferred tax assets and liabilities at August 31, 1997 and 1996 were comprised of the following:

-------------------------------------------------------
AUGUST 31,                         1997        1996
-------------------------------------------------------
Deferred tax assets:
   Allowance for
     bad debts                   $238,445  $  310,901
   Supplemental
     pension benefits             502,317     432,865
   Other                          142,208      72,047
Deferred tax liabilities:
   Depreciation                 3,085,036   2,809,804
   Other                          215,659      75,997
-------------------------------------------------------
Net deferred
   tax liability               $2,417,725  $2,069,988
-------------------------------------------------------

NOTE 7: RETIREMENT BENEFITS
The Company maintains non-contributory individual account defined contribution pension plans covering most employees in the U.S. and a contributory individual account defined contribution pension plan covering most salaried employees in the U.K. Under these pension plans, the Company contribution is 5-1/2% of total compensation for most employees. Benefits generally do not become vested until, but become fully vested upon, five full years of employment in the U.S. and two full years of employment in the U.K. Normal retirement under all plans is age
65. All contributions are made to the plan trustees and invested for the accounts of the participants. The Company contributions for the fiscal years ended August 31, 1997, 1996 and 1995 were $2,143,754, $1,557,721 and $1,409,179, respectively.

  The Company also maintains a Section 401(k) plan covering most salaried employees in the U.S. The Company makes matching contributions based upon the savings of participants, subject to certain limitations. All contributions are made to the plan trustee, are fully vested and are invested by the plan trustee among various investment options in accordance with instructions from the participants. The Company contributions for the fiscal years ended August 31, 1997, 1996 and 1995 were $108,510, $94,628 and $78,733, respectively.

  Effective September 1, 1996, the Company adopted a supplemental retirement plan under which benefits will be paid by the Company directly to certain key employees following their retirement. Benefits under the plan accrue each fiscal quarter and are reflected as a long-term liability. In addition, certain former executive officers of the Company or their beneficiaries are receiving supplemental retirement benefits directly from the Company, the future liability for which is also reflected as a long-term liability. As of August 31, 1997, the liability for the supplemental retirement benefits amounted to $1,194,743, of which $136,452 represents amounts payable within one year.

  The Company does not provide any other significant postretirement benefits.

NOTE 8: ACQUISITIONS
During the fiscal year ended August 31, 1997, the Company completed five acquisitions. In September 1996, the Company acquired the custom thermoforming business of FormPac Corporation in Sandusky, Ohio; in October 1996, the Company acquired all the outstanding capital stock of EPS (Moulders) Ltd., a custom molding business in Livingston, Scotland; in April 1997, the Company acquired the custom thermoforming business of Thermoformers Plus in Chula Vista, California; in May 1997, the Company acquired the integrated materials business of Allgood Industries, Inc. in Hayward, California; and in July 1997, the Company acquired all the outstanding capital stock of Arrowtip Group Ltd., a custom molded and fabricated foam packaging business in the United Kingdom. The aggregate purchase price recorded for these acquisitions totaled $16.7 million, including contingent consideration payable in certain of the acquisitions. The amount recorded as contingent consideration is based on readily attainable sales or on a specified minimum payment amount, and in the aggregate is not material.



TUSCARORA INCORPORATED Annual Report 1997                                    17

  During the fiscal year ended August 31, 1996, the Company acquired one business. In December 1995,the Company acquired all the outstanding capital stock of Alpine Packaging, Inc., a custom designer and manufacturer of specialty corrugated and technical/military specification packaging and wood pallets in Colorado Springs, Colorado. For this acquisition, the Company issued 101,046 shares of its Common Stock and paid cash having an aggregate value of $1.7 million during the 1996 fiscal year. The Consolidated Statement of Cash Flows for the fiscal year ended August 31, 1996 excludes the non-cash consideration issued in connection with the acquisition.

  During the fiscal year ended August 31, 1995, the Company acquired two businesses. In September 1994, the Company acquired the specialty corrugated and foam packaging business of Astrofoam, Inc. in Holden, Massachusetts, and in February 1995, the Company acquired the custom molding business of M.Y. Trondex Ltd. in the United Kingdom. The aggregate purchase price recorded for these acquisitions through the end of the 1997 fiscal year amounted to $6.2 million.

  All the above acquisitions have been accounted for as purchases. The operating results of the acquisitions are included in the Company's consolidated results of operations from the date of acquisition. The combined operating results, including the results from the acquired businesses had they been included at the beginning of the fiscal year, would not be materially different from the consolidated results of operations as reported. In certain of these acquisitions part of the purchase price was allocated to goodwill (1997-$5.1 million; 1996- $1.4 million; 1995-$1.1 million) and/or covenants not to compete (see Note 1 of the Notes to Consolidated Financial Statements).

  NOTE 9: LEASE COMMITMENTS
Rental expense charged to operations for the fiscal years ended August 31, 1997, 1996 and 1995 amounted to $5,907,685, $4,223,461 and $3,889,162, respectively.
The approximate net minimum rentals required to be paid under all non-cancelable operating leases during each of the next five fiscal years is as follows:

-------------------------------------------------------
AUGUST 31,
-------------------------------------------------------
1998                                       $4,542,830
1999                                        3,997,152
2000                                        3,623,135
2001                                        3,329,737
2002                                        2,650,066
Thereafter                                  6,555,903
=======================================================

  Substantially all the rental payments represent commitments under leases for manufacturing and warehouse facilities and under leases for trucking equipment. The Company has the option to purchase certain of the manufacturing and warehouse facilities.

NOTE 10: CLAIMS AND CONTINGENCIES
A lawsuit seeking substantial compensatory and punitive damages as a result of the alleged wrongful death of an employee was filed against the Company in December 1996. In addition, legal and administrative proceedings against the Company involving claims of employment discrimination are pending and the Company is involved in legal and administrative proceedings, including one with respect to a Superfund site, which may result in the Company becoming liable for a portion of certain environmental cleanup costs. In the opinion of management, the disposition of these proceedings should not have a material adverse effect on the Company's financial position or results of operations.

NOTE 11:BUSINESS SEGMENTS
The Company currently operates primarily in a single business segment as a designer and manufacturer of interior protective packaging, material handling solutions and componentry.



TUSCARORA INCORPORATED Annual Report 1997                                    18

Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

  The Company has operations in the United States, the United Kingdom and Mexico. Transfers between geographic regions are not significant. The geographic distribution of sales and operating profit for the fiscal years ended August 31, 1997, 1996 and 1995 and of identifiable assets as of August 31,1997, 1996, and 1995 is set forth below. Operating profit is gross profit less selling and administrative expenses.

--------------------------------------------------------------------------------------------------------------------
AUGUST 31,                                         1997                        1996                        1995
--------------------------------------------------------------------------------------------------------------------
Net Sales
  United States                                $178,587,326               $ 165,156,448              $ 156,516,410
  United Kingdom                                 21,078,007                  12,398,404                  5,120,418
  Mexico                                          9,541,442                   5,034,769                  1,662,854
--------------------------------------------------------------------------------------------------------------------
    Total                                      $209,206,775               $ 182,589,621              $ 163,299,682
--------------------------------------------------------------------------------------------------------------------


Operating Income (Loss)
  United States                                 $17,383,589                $ 18,215,381               $ 18,774,060
  United Kingdom                                    (34,582)                    357,303                   (199,626)
  Mexico                                          2,269,684                     242,863                   (788,430)
--------------------------------------------------------------------------------------------------------------------
    Total                                       $19,618,691                $ 18,815,547               $ 17,786,004
--------------------------------------------------------------------------------------------------------------------


Identifiable Assets
  United States                                $132,026,240               $ 115,485,089               $108,823,073
  United Kingdom                                 25,311,617                  11,224,548                  6,633,274
  Mexico                                          5,049,703                   4,459,805                  2,264,912
--------------------------------------------------------------------------------------------------------------------
    Total                                      $162,387,560                $131,169,442               $117,721,259
--------------------------------------------------------------------------------------------------------------------

NOTE 12:QUARTERLY FINANCIAL DATA (UNAUDITED)
Summarized quarterly financial information is as follows:

(All per share amounts have been adjusted to reflect the 50% share distribution paid on January 13,1997.)

--------------------------------------------------------------------------------------------------------------------
                                                              FISCAL QUARTER ENDED
                               NOVEMBER 30               FEBRUARY 28                  MAY 31             AUGUST 31
--------------------------------------------------------------------------------------------------------------------
FISCAL 1997:
   Net Sales                    $53,441,000              $48,977,000             $52,593,000           $54,196,000
   Gross Profit                  13,706,000               11,522,000              11,398,000            11,630,000
   Net Income                     3,692,000                2,074,000               1,885,000             1,644,000
   Per Share of Common Stock:
     Net Income                       $0.39                    $0.22                   $0.20                 $0.17
     Dividends Paid                      --                    $0.09                      --                 $0.10
     Stock Market Prices:
       High                          15-1/2                       19                  17-1/2                17-5/8
       Low                          14-7/16                 14-15/16                  14-1/8                14-7/8

--------------------------------------------------------------------------------------------------------------------
                                NOVEMBER 30              FEBRUARY 29                  MAY 31             AUGUST 31
--------------------------------------------------------------------------------------------------------------------
FISCAL 1996:
   Net Sales                    $47,296,000              $43,188,000             $45,113,000           $46,993,000
   Gross Profit                  11,957,000                9,913,000              10,550,000            10,920,000
   Net Income                     3,155,000                1,987,000               2,371,000             2,140,000
   Per Share of Common Stock:
     Net Income                       $0.34                    $0.21                   $0.25                 $0.23
     Dividends Paid                      --                    $0.08                      --                 $0.09
     Stock Market Prices:
       High                              17                       17                 16-9/16                16-1/2
       Low                         14-13/16                  14-5/16                 15-9/16                    14
====================================================================================================================



TUSCARORA INCORPORATED Annual Report 1997                                    19

Report of Independent Accountants
-------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF TUSCARORA INCORPORATED

We have audited the accompanying consolidated balance sheet of Tuscarora Incorporated and subsidiaries as of August 31, 1997 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Tuscarora Incorporated as of August 31, 1996 and for each of the two years in the period then ended, were audited by other auditors whose report dated October 11, 1996, expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tuscarora Incorporated at August 31, 1997 and the consolidated results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

     /s/ ERNST & YOUNG LLP
     ---------------------

     Pittsburgh, PA
     October 16, 1997

Management's Discussion and Analysis of
Results of Operations and Financial Condition
-------------------------------------------------------------------------------

RESULTS OF OPERATIONS--FISCAL 1997
COMPARED TO FISCAL 1996
Net sales for the fiscal year ended August 31,1997 were $209.2 million, an increase of $26.6 million, or 14.6% over fiscal 1996. Approximately 65% of the increase in net sales was attributable to acquisitions. The Company acquired two custom molding businesses in the United Kingdom in October 1996 and July 1997, two integrated materials businesses in the United States in December 1995 and May 1997 and two thermoforming businesses in the United States in September 1996 and April 1997 (see Note 8 of the Notes to Consolidated Financial Statements). The balance of the increase in net sales was attributable to higher sales in the Company's core custom molding operations. The sales increase was achieved despite lower sales at the Company's existing integrated materials operations than in the prior fiscal year, two large customers adjusting inventory levels and reducing their packaging requirements and reductions in some selling prices.

  Net sales in the fourth quarter of fiscal 1997 were $54.2 million compared to $47.0 million in the same period last year, an increase of 15.3%. The fiscal year over prior fiscal year growth rate in net sales in the fourth quarter was comparable to the growth rate in the three previous quarters of fiscal 1997.

  Gross profit for the fiscal year ended August 31, 1997 was $48.3 million, or 23.1% of net sales, compared to $43.3 million, or 23.7% of net sales, in fiscal 1996. The decrease in the gross profit margin for the fiscal year is due primarily to well below-objective gross profit margins at the Company's United Kingdom facilities and at the expanding thermofoming operations. The gross profit margin was also negatively impacted by the lower sales to the two major customers and by operational difficulties at two of the Company's older manufacturing facilities. The decrease in gross profit margin occurred despite lower EPS raw materials costs than in the prior fiscal year.

  Selling and administrative expenses for the fiscal year ended August 31,1997 increased 16.8%, or $4.1 million, to $28.6 million and increased as a percentage of net sales to 13.7% from 13.4% in the previous fiscal year. The significant dollar increase was due primarily to increased employee and other costs added in connection with the acquisitions of the businesses in December 1995, September and October 1996, and May and July 1997.



TUSCARORA INCORPORATED Annual Report 1997                                    20

  Interest expense for the fiscal year ended August 31, 1997 was $3.7 million compared to $2.9 million in fiscal 1996. The increase of $800,000 was due to a higher level of outstanding debt throughout the year, primarily as a result of additional borrowings to finance the business acquisitions.

  Income before income taxes for fiscal 1997 decreased to $15.4 million from $15.9 million in fiscal 1996, a decrease of 2.9%.

  The Company's effective tax rate increased slightly to 39.8% from 39.3% in fiscal 1996.

  Net income for the fiscal year ended August 31, 1997 was $9.3 million, a decrease of 3.7% from the $9.7 million earned in fiscal 1996. The decrease was due primarily to the decrease in the gross profit margin.

RESULTS OF OPERATIONS--
FISCAL 1996 COMPARED TO FISCAL 1995
Net sales for the fiscal year ended August 31, 1996 were $182.6 million, an increase of $19.3 million, or 11.8%, over fiscal 1995. Approximately 38% of the increase in net sales was attributable to the acquisition of a custom molding business in the United Kingdom and of an integrated materials business in Colorado Springs, Colorado in February and December 1995, respectively (see Note 8 of the Notes to Consolidated Financial Statements). The balance of the increase was attributable to higher sales of both custom molded and integrated materials products in most major markets which the Company serves, particularly the major appliance and consumer electronics industries. The increase was achieved despite a reduction in selling prices which occurred in December 1995 following decreases in EPS resin costs.

  Net sales in the fourth quarter of fiscal 1996 were $47.0 million, an increase of 3.2%, or $1.5 million, over net sales of $45.5 million in the same period of fiscal 1995 despite the selling price reduction referred to above. The fiscal year over prior year growth rate in net sales in the fourth quarter was smaller than in the previous three fiscal quarters of fiscal 1996, as many of the Company's large industrial customers reduced their production rates to adjust their finished goods inventories. Although the sales level slowed in the early part of the fourth quarter, sales activity increased significantly at the end of the quarter.

  Gross profit for the fiscal year ended August 31, 1996 was $43.3 million, or 23.7%, of net sales, compared to $39.6 million, or 24.3%, of net sales in fiscal 1995. The decrease in the gross profit margin was due primarily to lower than anticipated sales levels, particularly in the fourth quarter, which resulted in lower utilization of the Company's expanded manufacturing capacity and associated fixed costs. The decrease in the gross profit margin was also attributable to the lower selling prices.

  Selling and administrative expenses for the fiscal year ended August 31, 1996 increased 12.3%, or $2.7 million, to $24.5 million but remained steady as a percentage of net sales at 13.4%. The dollar increase was due primarily to increased employee and other costs added in connection with the acquisitions of the businesses in February and December 1995.

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

  The provision for income taxes for the fiscal year ended August 31, 1996 increased due to the increase in income before income taxes. The Company's effective tax rate decreased to 39.3% from 40.3%. The effective tax rate was higher in fiscal 1995 due to the net operating loss of the U.K. operations for which a tax benefit was not recorded.

  Net income for the fiscal year ended August 31, 1996 was $9.7 million, an increase of 7.5% from $9.0 million in fiscal 1995. The increase was due primarily to the increase in net sales and gross profit.

  Net sales and net income for fiscal year 1996 were Company records.

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities amounted to $21.0 million, $22.3 million and $14.1 million in fiscal 1997, 1996 and 1995, respectively. Depreciation and amortization in fiscal 1997, 1996 and 1995 amounted to $15.3 million, $13.0 million and $10.9 million, respectively. Because a substantial portion of the Company's operating expenses are attributable to depreciation and amortization, the Company believes that its liquidity would not be adversely affected should a period of reduced earnings occur.

  At August 31, 1997, the Company's accounts receivable and inventories were higher than at the end of the previous fiscal year due to the acquisitions during the fiscal year.



TUSCARORA INCORPORATED Annual Report 1997                                    21

  Capital expenditures for property, plant and equipment during fiscal 1997, 1996 and 1995 amounted to $21.3 million, $23.1 million and $20.7 million, respectively, including approximately $1.5 million, $900,000 and $1.7 million, respectively, for environmental control equipment. The largest amount of the capital expenditures during all three years has been for machinery and equipment. For fiscal 1997, the expenditures included machinery and equipment for new custom molding facilities in Storm Lake, Iowa, Brenham, Texas and Tijuana, B.C., Mexico, and for major renovations of the existing custom molding facility in Cortland, New York.

  During fiscal 1997, the Company acquired the custom thermoforming business of FormPac Corporation in Sandusky, Ohio and the custom molding business of EPS (Moulders) Ltd. in Livingston, Scotland in September and October 1996, respectively, and purchased the custom thermoforming business of Thermoformers Plus in Chula Vista, California, the integrated materials business of Allgood Industries, Inc. in Hayward, California and the custom molding and fabricating business of Arrowtip Group Ltd. in London, England in April, May and July 1997 respectively, for an aggregate of approximately $13.4 million in cash (see Note 8 of the Notes to Consolidated Financial Statements).

  Long-term debt increased from $39.2 at August 31, 1996 to $57.2 million at August 31, 1997, of which $54.0 was borrowed under a credit agreement with the Company's principal bank, including $26.2 out of an available $40.0 million under a revolving credit facility. During the twelve months ended August 31, 1997, $23.0 million was borrowed under the revolving credit facility primarily to fund the acquisitions during the fiscal year. At August 31, 1997, $13.8 million of the revolving credit facility remained available. See Note 3 of the Notes to Consolidated Financial Statements for additional information with respect to long-term debt.

  Cash dividends, after adjustment for the 50% share distribution paid on January 13, 1997, amounted to $1.8 million ($0.19 per share), $1.6 million ($0.17 per share) and $1.4 million ($0.15 per share) in fiscal 1997, fiscal 1996 and fiscal 1995, respectively.

  Cash provided by operating activities as supplemented by the amount available under the bank credit agreement should continue to be sufficient to fund the Company's operating needs, capital requirements and dividend payments.

FINANCIAL RISK MANAGEMENT
The Company has interest rate, credit, market and foreign currency risks. Information with respect to the interest rate and credit risks appears in Note 1 of the Notes to the Consolidated Financial Statements. The market risk stems from the Company's ownership of certain readily marketable securities which are held for investment and are included under other non-current assets on the Consolidated Balance Sheets. The fair market value of the securities is not material. The Company has not hedged against the foreign currency risk. Transactions with customers in Mexico are primarily in the maquiladora zones and are denominated in U.S. Dollars. Adjustments resulting from changes in the rate of exchange between U.S. Dollars and U.K. Pounds Sterling have not been significant.

OUTLOOK
While the Company's net sales continued to grow, the slight decline in net income for the 1997 fiscal year and in particular the operating loss incurred by the operations in the United Kingdom were significant disappointments. Management's focus for the 1998 fiscal year will be on improved profit performance from the Company's existing operations, particularly from those in the U.K. and from the newly expanded thermoforming operations. Capital expenditures are not expected to exceed the expenditures during the 1997 fiscal year and while the Company will continue to look for acquisitions which will mesh well with the Company's business, no significant acquisitions are presently being negotiated. Should a major acquisition develop, it is likely that there would be a refinancing of the Company's credit agreement with its principal bank. The new custom molding facilities in Brenham, Texas and Tijuana, Mexico are expected to commence production in the second quarter of fiscal 1998. While no other new production facilities are presently contemplated, the Company will continue to develop new production sites as they are needed to meet the needs of its customers.

  The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely effect fiscal 1998 results.

ACCOUNTING PRONOUNCEMENTS
Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", SFAS No. 129, "Disclosure of Information about Capital Structure", SFAS No. 130, "Reporting of Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" were issued in 1997. These statements will be adopted by the Company when required, and are not expected to have a material effect on the consolidated financial statements.



TUSCARORA INCORPORATED Annual Report 1997                                    22

                   ELEVEN YEAR CONSOLIDATED FINANCIAL SUMMARY

Year Ended August 31                              1997         1996         1995         1994         1993         1992
--------------------                            --------     --------     --------     --------     --------     --------
Net sales                                       $209,207     $182,590     $163,300     $120,085     $101,075     $ 95,809
Income before income taxes                        15,441       15,905       15,034        9,017        6,285        8,289
Net income                                         9,295        9,653        8,980        5,703        4,270(a)     4,981
Depreciation and amortization                     15,286       12,977       10,890        9,721        9,206        7,879
Weighted average shares outstanding                9,452        9,362        9,231        9,194        9,164        9,146
Net income per share                                0.98         1.03         0.97         0.62         0.47(a)      0.54
Margin on sales                                      4.4%         5.3%         5.5%         4.7%         4.2%         5.2%
Return on beginning shareholders' equity            14.3%        17.6%        19.0%        13.4%        10.9%        14.2%
Working capital                                   29,784       23,224       22,390       16,548       15,893       13,463
Total assets                                     162,388      131,169      117,721       94,225       79,769       75,510
Long-term debt (excluding current portion)        57,166       39,249       36,510       25,284       23,930       22,121
Shareholders' equity                              72,817       64,827       54,773       47,180       42,546       39,280
Shareholders' equity per share                      7.70         6.92         5.93         5.13         4.64         4.29
Dividends per share                                 0.19         0.17         0.15         0.13         0.12         0.11





Year Ended August 31                              1991         1990         1989         1988         1987
--------------------                            --------     --------     --------     --------     --------
Net sales                                       $ 84,420     $ 85,458     $ 77,642     $ 65,583     $ 55,279
Income before income taxes                         6,856        7,912        7,479        5,644        5,192
Net income                                         4,230        4,874        4,478        3,469        2,834
Depreciation and amortization                      7,235        6,591        5,463        4,269        3,347
Weighted average shares outstanding                9,086        9,033        9,030        8,034        7,935
Net income per share                                0.47         0.54         0.50         0.43         0.36
Margin on sales                                      5.0%         5.7%         5.8%         5.3%         5.1%
Return on beginning shareholders' equity            13.4%        17.8%        19.0%        22.0%        21.1%
Working capital                                   13,728       11,385       11,418       10,146        5,792
Total assets                                      63,775       60,677       53,138       46,777       40,132
Long-term debt (excluding current portion)        14,870       16,264       13,165       13,248       12,858
Shareholders' equity                              35,152       31,451       27,360       23,574       15,762
Shareholders' equity per share                      3.87         3.48         3.03         2.93         1.99
Dividends per share                                 0.09         0.09         0.08         0.07         0.06

In the above table, all dollar amounts, except per share data, are in thousands.

The weighted average number of shares of Common Stock outstanding and the dividends and other per share amounts have been adjusted to reflect the 200% share distribution paid on October 1, 1987, the 100% share distribution paid on April 14, 1992 and the 50% share distribution paid on January 13, 1997. (a) Net income and net income per share for the 1993 fiscal year include income of $321,218 or 0.03 per share resulting from the cumulative effect of a change in the method of accounting for income taxes.