Form 10-K, Exhibit 13
period 1998-08-31
TUSCARORA INC
filed 1998-11-25
CIK 821538

                                                                      EXHIBIT 13


CONSOLIDATED STATEMENTS OF INCOME

---------------------------------------------------------------------------------------------
Year Ended
August 31,                                   1998                1997                1996
---------------------------------------------------------------------------------------------
Net Sales                               $232,902,210        $209,206,775        $182,589,621
Cost of Sales                            180,144,500         160,951,244         139,249,481
---------------------------------------------------------------------------------------------
  Gross profit                            52,757,710          48,255,531          43,340,140
---------------------------------------------------------------------------------------------
Selling and Administrative Expenses       31,195,448          28,636,840          24,524,593
Restructuring Costs (Note 12)              3,495,336                  --                  --
Interest Expense                           4,944,271           3,741,275           2,928,483
Other (Income) Expense-- Net                (58,756)             436,154             (18,235)
---------------------------------------------------------------------------------------------
                                          39,576,299          32,814,269          27,434,841
---------------------------------------------------------------------------------------------
  Income before income taxes              13,181,411          15,441,262          15,905,299
Provision for Income Taxes (Note 8)        5,149,463           6,146,001           6,252,682
---------------------------------------------------------------------------------------------
  Net income                            $  8,031,948        $  9,295,261        $  9,652,617
=============================================================================================
  Basic net income per share of
    Common Stock (Note 1)                      $0.85               $0.98               $1.03
  Diluted net income per share                 $0.83               $0.97               $1.01
---------------------------------------------------------------------------------------------
  Weighted average number of shares
    of Common Stock outstanding:
       Basic                               9,488,436           9,452,082           9,362,409
       Diluted                             9,656,583           9,619,239           9,533,056
---------------------------------------------------------------------------------------------


Basic and diluted net income per share of Common Stock and the weighted average number of shares of Common Stock outstanding have been adjusted to reflect the 50% share distribution paid on January 13, 1997. The accompanying notes are an integral part of the consolidated financial statements.



                           TUSCARORA ANNUAL REPORT 98

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------
Assets (August 31)                                                    1998                      1997
-----------------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                                       $  5,452,281             $  5,095,149
  Trade accounts receivable, less allowance of
    $651,720 in 1998; $674,689 in 1997                              34,239,819               31,667,668
  Inventories (Note 2)                                              20,158,857               18,238,886
  Prepaid expenses and other current assets                          1,955,310                1,592,284
-----------------------------------------------------------------------------------------------------------
    Total current assets                                            61,806,267               56,593,987
-----------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Land                                                               3,944,644                3,867,700
  Buildings and improvements                                        58,796,424               55,320,144
  Machinery and equipment                                          131,344,481              128,809,150
-----------------------------------------------------------------------------------------------------------
    Total                                                          194,085,549              187,996,994
-----------------------------------------------------------------------------------------------------------
  Less accumulated depreciation                                    (96,547,340)             (94,882,160)
-----------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                               97,538,209               93,114,834
-----------------------------------------------------------------------------------------------------------
OTHER ASSETS
  Goodwill                                                           8,905,355                8,540,479
  Other non-current assets                                           3,916,075                4,138,260
-----------------------------------------------------------------------------------------------------------
    Total other assets                                              12,821,430               12,678,739
-----------------------------------------------------------------------------------------------------------
    Total assets                                                  $172,165,906             $162,387,560
===========================================================================================================
Liabilities and Shareholders' Equity (August 31)
-----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Current maturities of long-term debt (Note 3)                   $  5,321,709             $  5,133,332
  Accounts payable                                                  14,178,763               16,714,670
  Accrued income taxes                                                 337,711                  390,008
  Accrued payroll and related taxes                                  1,133,192                  910,090
  Other current liabilities                                          5,975,400                3,661,408
-----------------------------------------------------------------------------------------------------------
    Total current liabilities                                       26,946,775               26,809,508
-----------------------------------------------------------------------------------------------------------
Long-term Debt (Note 3)                                             61,184,124               57,166,326
Deferred Income Taxes (Note 8)                                       1,677,978                2,417,725
Other Long-term Liabilities (Note 9)                                 2,833,072                3,176,653
-----------------------------------------------------------------------------------------------------------
    Total liabilities                                               92,641,949               89,570,212
-----------------------------------------------------------------------------------------------------------
Commitments (Note 13)
Shareholders' Equity
  Preferred Stock--par value $.01 per share;
    authorized shares, 1,000,000; none issued                               --                       --
  Common Stock--without par value, authorized shares,
    20,000,000; issued shares, 9,530,856 in 1998,
    9,479,241 in 1997 (Note 4)                                       9,530,856                9,479,241
  Capital surplus (Note 4)                                           1,435,582                1,071,878
  Retained earnings                                                 68,240,138               62,291,940
  Foreign currency translation adjustment                              392,150                   49,999
-----------------------------------------------------------------------------------------------------------
    Total                                                           79,598,726               72,893,058
-----------------------------------------------------------------------------------------------------------
  Less Common Stock in treasury--4,620 shares
    in 1998 and 1997; at cost                                          (74,769)                 (75,710)
-----------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                      79,523,957               72,817,348
-----------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                    $172,165,906             $162,387,560
===========================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.





                           TUSCARORA ANNUAL REPORT 98

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------------
Year Ended
August 31,                                                                1998                 1997               1996
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                         $ 8,031,948          $ 9,295,261      $   9,652,617
Adjustments to reconcile net income to
  cash provided by operating activities:
    Depreciation                                                    16,080,389           14,429,068         12,364,207
    Amortization                                                     1,150,138              857,319            612,773
    Provision for losses on receivables                                311,711              504,862            378,366
    Increase (decrease) in deferred income taxes                      (748,329)             (69,674)           200,468
    Loss on sale, abandonment or write-down of
      property, plant and equipment, net (Note 12)                   2,470,209              524,449             80,883
    Stock compensation expense                                          13,513               13,684             12,290
Changes in operating assets and liabilities, net of
  effects of business acquisitions:
  Decrease (increase):
    Trade accounts receivable                                       (3,095,960)             852,227         (2,588,248)
    Inventories                                                     (1,816,520)           (521,990)          2,561,825
    Prepaid expenses and other current assets                         (357,209)           (961,419)           (309,401)
    Other non-current assets                                           220,059             (179,702)          (226,454)
  Increase (decrease):
    Accounts payable                                                (2,490,497)          (2,133,551)           726,863
    Accrued income taxes                                               (55,307)              96,729           (281,410)
    Accrued payroll and related taxes                                  241,914              249,493            100,695
    Other current liabilities                                        2,112,943          (2,256,586)           (884,162)
    Other long-term liabilities                                       (357,788)             311,645            (53,049)
---------------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                         21,711,214           21,011,815         22,348,263
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                          (24,153,483)         (21,318,432)       (23,128,792)
Business acquisitions, net of cash acquired (Note 10)               (1,062,744)         (14,084,072)          (513,239)
Proceeds from sale of property, plant and equipment                  1,399,612            1,050,319            152,129
---------------------------------------------------------------------------------------------------------------------------
      Cash (used for) investing activities                         (23,816,615)         (34,352,185)       (23,489,902)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                         9,221,670           23,000,000          8,000,000
Payments on long-term debt                                          (5,156,164)          (6,320,161)        (4,854,866)
Dividends paid                                                      (2,083,750)          (1,828,369)        (1,626,948)
Proceeds from sale of Common Stock                                     402,746              421,194            323,218
---------------------------------------------------------------------------------------------------------------------------
      Cash provided by
         financing activities                                        2,384,502           15,272,664          1,841,404
---------------------------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS                                            78,031             (216,921)            20,244
      Net increase in cash and cash equivalents                        357,132            1,715,373            720,009
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     5,095,149            3,379,776          2,659,767
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $ 5,452,281          $ 5,095,149      $   3,379,776
---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA
Income taxes paid                                                  $ 6,058,530          $ 5,944,408      $   6,243,828
Interest paid                                                      $ 5,080,415          $ 3,046,640      $   3,302,840
===========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.



                           TUSCARORA ANNUAL REPORT 98

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                          Common Stock                                        Treasury Shares
                       ------------------                                  ---------------------     Foreign
                                                                                                    Currency
                       Shares                   Capital      Retained                              Translation
                       Issued      Amount       Surplus      Earnings      Shares        Amount    Adjustment    Total
---------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1995     9,300,237   $9,300,237     ($840,577)  $46,799,379     41,298      ($385,218) ($100,460) $54,773,361
---------------------------------------------------------------------------------------------------------------------------
Net income                                                   9,652,617                                         9,652,617
Sale of
  shares under
  employee stock
  purchase plan         9,020        9,020       131,374                                                         140,394
Sale of
  unissued shares
  under stock
  option plans         16,620       16,620       124,214                                                         140,834
Sale of
  treasury shares
  under stock
  option plans                                  (203,729)                 (31,950)       307,660                 103,931
Shares acquired in
  payment of
  option price                                                              3,003        (49,652)                (49,652)
Shares issued in
  connection with
  an acquisition      101,046      101,046     1,529,536                                                       1,630,582
Dividends paid
  ($0.17 per share)                                         (1,626,948)                                       (1,626,948)
Foreign currency
  translation adjustment                                                                             61,770       61,770
---------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1996     9,426,923   $9,426,923      $740,818   $54,825,048     12,351      ($127,210)  ($38,690) $64,826,889
---------------------------------------------------------------------------------------------------------------------------
Net income                                                   9,295,261                                         9,295,261
Sale of
  shares under
  employee stock
  purchase plan         9,873        9,873       147,384                                                         157,257
Sale of
  unissued shares
  under stock
  option plans         42,445       42,445       244,929                                                         287,374
Sale of
  treasury shares
  under stock
  option plans                                   (61,253)                 (21,530)       258,873                 197,620
Shares acquired in
  payment of
  option price                                                             13,799       (207,373)               (207,373)
Dividends paid
  ($0.19 per share)                                         (1,828,369)                                       (1,828,369)
Foreign currency
  translation adjustment                                                                             88,689       88,689
---------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1997     9,479,241   $9,479,241    $1,071,878   $62,291,940      4,620       ($75,710)   $49,999  $72,817,348
---------------------------------------------------------------------------------------------------------------------------
Net income                                                   8,031,948                                         8,031,948
Sale of
  shares under
  employee stock
  purchase plan         9,516        9,516       147,461                                                         156,977
Sale of
  unissued shares
  under stock
  option plans         42,099       42,099       216,243                                                         258,342
Sale of
  treasury shares
  under stock
  option plans                                                             (4,371)        71,877                  71,877
Shares acquired in
  payment of
  option price                                                              4,371        (70,936)                (70,936)
Dividends paid
  ($0.22 per share)                                         (2,083,750)                                       (2,083,750)
Foreign currency
  translation adjustment                                                                            342,151      342,151
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 31, 1998     9,530,856   $9,530,856    $1,435,582   $68,240,138      4,620       ($74,769)  $392,150  $79,523,957
===========================================================================================================================


Share numbers, dollar amounts, and cash dividends paid per share of Common Stock have been adjusted to reflect the 50% share distribution paid on January 13,1997.

The accompanying notes are an integral part of the consolidated financial statements.



                           TUSCARORA ANNUAL REPORT 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 1: SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

NATURE OF OPERATIONS

Tuscarora Incorporated (the Company) is a multinational designer and manufacturer of interior protective packaging and material handling solutions, made from a variety of materials, for a broad range of manufactured products. The Company also supplies customers with molded foam plastic and thermoformed components for a large number of industrial and consumer product applications. The principal end-user markets that the Company serves are the high technology, consumer electronics, automotive and major appliance industries.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Tuscarora Incorporated and its subsidiaries. Significant inter-company accounts and transactions have been eliminated.


FOREIGN CURRENCY TRANSLATION

The assets and liabilities of the Company's foreign subsidiaries are translated into U. S. dollars at current exchange rates. The revenues and expenses of these operations are translated at the average exchange rates prevailing during the fiscal year. These translation adjustments are accumulated in a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income for the fiscal year in which the exchange rate changes.


CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of 90 days or less to be cash equivalents.


CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to credit risk consist primarily of trade accounts receivable. However, due to the large number of the Company's customers and their dispersion across many geographic areas, concentrations of credit risk with respect to trade accounts receivable are limited. This risk is further reduced by the Company's maintenance of credit insurance on certain large accounts.


INVENTORIES

Inventories other than finished goods are stated at the lower of cost or market, cost being determined on the FIFO (first-in, first-out) method. Finished goods are stated at the lower of average cost or market and include the cost of material, labor and manufacturing overhead.


PROPERTY, PLANT AND EQUIPMENT

Land, buildings and equipment are stated on the basis of cost. Major renewals and betterments are capitalized while replacements and maintenance and repairs, which do not improve or extend the life of the asset, are charged against earnings in the year incurred. When properties are disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is reflected in earnings.

     Provisions for depreciation of plant and equipment are computed on the straight-line method based on the following estimated useful lives:

     Buildings and improvements....................... 10-30 years

     Machinery and equipment..........................  3-10 years


OTHER ASSETS

Other assets consist primarily of intangible assets such as goodwill and covenants not to compete which have been acquired in connection with business acquisitions (see Note 10) and are amortized using the straight-line method. Goodwill is amortized over 15 years and the covenants over the period covered by each agreement.

     The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.


INTEREST RATE AGREEMENTS

The Company has entered into interest rate swap, cap and floor agreements with its principal bank having a combined notional value of $37,750,000 at August 31, 1998. The purpose of these agreements is to reduce the impact of increases in interest rates on the Company's variable rate long-term debt principally under its credit agreement with its principal bank. While there was no net out-of-pocket cost for these agreements, any amounts paid or received under the agreements are recognized as adjustments to interest expense. Neither the fair market value of the agreements nor the interest expense adjustments associated with the agreements has been material.



                           TUSCARORA ANNUAL REPORT 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

INCOME TAXES

The provision for income taxes includes deferred taxes resulting from temporary differences in income for financial reporting and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.


STOCK-BASED COMPENSATION

Stock options granted by the Company are accounted for in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, no stock-based compensation expense has been recognized in the accompanying financial statements for the Company's employee stock options since the exercise price of the outstanding stock options has equalled the market price of the underlying stock on the date of grant of the stock options. Stock-based compensation expense under APB No. 25 has, however, been recognized in the accompanying financial statements for the Company contributions under the Company's Common Stock Purchase Plan.


NET INCOME PER SHARE

During the fiscal quarter ended February 28,1998, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share". SFAS No. 128 replaced the calculation of primary and fully diluted net income per share with a calculation of basic and diluted net income per share. Basic net income per share computations are based on the weighted average number of shares of Common Stock outstanding. Diluted net income per share computations reflect the assumed exercise of outstanding stock options based on the treasury stock method as prescribed by SFAS No. 128. Net income per share amounts for all prior periods have been restated to conform to SFAS No. 128 requirements. The weighted average number of shares outstanding used in the net income per share calculations at August 31, 1998, 1997 and 1996 were as follows:


-------------------------------------------------------------------------------
Year Ended
August 31,                      1998         1997        1996
-------------------------------------------------------------------------------
Basic weighted average
number of shares              9,488,436    9,452,082   9,362,409
Diluted weighted average
number of shares              9,656,583    9,619,239   9,533,056
-------------------------------------------------------------------------------


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTING PRONOUNCEMENTS

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". In 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued.These statements will be adopted by the Company when required, and are not expected to have a material effect on the consolidated financial statements.


NOTE 2: INVENTORIES
Inventories at August 31, 1998 and 1997 are summarized as follows:


-------------------------------------------------------------------------------
August 31,                    1998               1997
-------------------------------------------------------------------------------
Finished goods            $10,454,863       $10,511,267
Work in process               257,055           154,962
Raw materials               7,510,482         5,820,100
Supplies                    1,936,457         1,752,557
-------------------------------------------------------------------------------
Total                     $20,158,857       $18,238,886
-------------------------------------------------------------------------------




                           TUSCARORA ANNUAL REPORT 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 3: LONG-TERM DEBT

The Company's credit agreement with its principal bank provides for a $40,000,000 revolving credit facility expiring on August 31, 2001 and a $37,000,000 eight-year term note repayable in quarterly installments, with final maturity on August 31, 2004. Under the credit agreement, the Company may choose between various interest rate options for specified interest periods for both the revolving credit facility and the term note. The agreement provides for a commitment fee of 0.125% per annum on the average daily unborrowed funds under the revolving credit facility.

     Long-term debt outstanding at August 31, 1998 and 1997 is summarized as set forth below:


---------------------------------------------------------------------------------------------------------------------------
                                                                Interest Rate at                August 31,
                                                                 August 31, 1998           1998              1997
---------------------------------------------------------------------------------------------------------------------------
Notes under credit agreement with principal bank:
  Variable rate revolving credit note                                  6.70%           $34,215,000        $26,215,000
  Variable rate term note payable in quarterly
    installments, through August 31, 2004                              6.97%            27,750,000         32,375,000

Other long-term debt:
  Variable rate industrial development bonds
    subject to annual mandatory sinking
    fund redemption through December 1, 2000,
    with final payment on December 1, 2001                             3.80%             2,450,000          2,875,000
  Variable rate mortgage note payable in quarterly
    installments, through March 30, 2006                               9.00%               645,843            729,175
  Capital lease obligation payable in monthly
    installments, through May 25, 2005                                 8.00%             1,198,838                 --
Other                                                                  5.75%               246,152            105,483
---------------------------------------------------------------------------------------------------------------------------
                                                                                        66,505,833         62,299,658
Less amounts due within one year, included in current liabilities                        5,321,709          5,133,332
---------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                   $61,184,124        $57,166,326
===========================================================================================================================


     The outstanding borrowings by the Company under the credit agreement with its principal bank are unsecured. The credit agreement contains covenants, which require the Company to maintain a certain tangible net worth, as well as certain financial ratios. These covenants also impose limitations on the amount which the Company may pay during any fiscal year for property, plant and equipment, and in transactions accounted for as business acquisitions. At August 31, 1998, approximately $4,300,000 of retained earnings was available for the payment of cash dividends by the Company without causing a violation of any of the financial covenants. The agreement relative to the Company's industrial development bonds also contains financial covenants.



                           TUSCARORA ANNUAL REPORT 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


     Aggregate maturities of long-term debt during the next five fiscal years are as follows:


-------------------------------------------------------------------------------
  August 31,
-------------------------------------------------------------------------------

  1999                                       $5,321,709
  2000                                        5,321,709
  2001                                       39,536,709
  2002                                        5,321,709
  2003                                        5,321,709
-------------------------------------------------------------------------------

     The amount becoming due in the fiscal year ended August 31, 2001 includes the $34,215,000 borrowed under the revolving credit facility with the Company's principal bank. The bank makes an annual determination as to whether to extend the expiration date of the revolving credit facility for an additional fiscal year.


NOTE 4: COMMON STOCK

In all transactions involving the authorized but unissued shares of the Company's Common Stock, an amount equal to $1.00 times the number of shares which is issued is credited to the Common Stock account and the balance of the purchase price is credited to the Capital Surplus account.



NOTE 5: SHAREHOLDER RIGHTS PLAN

In August 1998, the Company adopted a Shareholder Rights Plan under which the holder of each share of the Company's outstanding Common Stock has an associated preferred stock purchase right. The rights become exercisable to purchase shares of a series of the Company's authorized Preferred Stock designated as the Series A Junior Participating Preferred Stock under certain circumstances, and in the event a person or group would acquire 20% or more of the Company's Common Stock, if not previously redeemed the rights would entitle the holders (other than such person or a member of such group) to purchase shares of the Common Stock of the Company or an acquiring company at 50% of the respective stocks' current fair market value. The rights expire on August 31, 2008.



NOTE 6: STOCK OPTIONS

In December 1997, the Company's shareholders approved the 1997 Stock Incentive Plan (the "1997 Plan") under which the Board of Directors may grant options to purchase a total of 750,000 shares of the Company's Common Stock to key employees of the Company and its subsidiaries, and to the Company's non-employee directors. At August 31, 1998, all 750,000 shares remained available for the grant of stock options under the 1997 Plan.

     The Company also has two prior stock option plans under which options to purchase shares of the Company's Common Stock which remain outstanding have been granted to key employees of the Company and its subsidiaries.

     All outstanding stock options have been granted at 100% of the fair market value of the Company's Common Stock on the date of grant. The stock options have ten-year option terms. The option price may be paid in cash, in already-owned shares of the Company's Common Stock, or in a combination of cash and shares. Data concerning the outstanding stock options during each of the fiscal years in the three-year period ended August 31, 1998 is as follows:


                                                1998                        1997                        1996
                                          ------------------          -----------------           -----------------
                                                    Weighted                   Weighted                    Weighted
                                                    Average                     Average                     Average
                                                    Exercise                   Exercise                    Exercise
                                           Shares    Price             Shares    Price            Shares     Price
---------------------------------------------------------------------------------------------------------------------------
Balance at September 1                    640,590    $12.08            566,565  $10.87            478,035    $ 8.62
Options granted                           202,700     18.92            153,975   14.96            144,750     16.50
Options exercised                         (46,470)     7.11           (63,975)    7.58            (48,570)     5.04
Options expired                           (28,225)    17.43           (15,975)   14.89             (7,650)    14.15
---------------------------------------------------------------------------------------------------------------------------
Balance at August 31                      768,595    $13.99            640,590  $12.08            566,565    $10.87
---------------------------------------------------------------------------------------------------------------------------
Exercisable at August 31                  768,595    $13.99            640,590  $12.08            566,565    $10.87
===========================================================================================================================


Stock options outstanding at August 31, 1998 were as follows:

        Range of                     Options at                  Weighted Average              Weighted Average
     Exercise Prices               August 31, 1998                Exercise Price          Remaining Contractual Life
---------------------------------------------------------------------------------------------------------------------------
      $5.17-$9.99                      110,220                       $  7.32                     2.3 years
    $10.00-$14.99                      343,575                         12.52                     7.7 years
    $15.00-$19.16                      314,900                         17.93                     8.4 years
---------------------------------------------------------------------------------------------------------------------------
            Total                      768,695
===========================================================================================================================



                           TUSCARORA ANNUAL REPORT 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


  The following pro forma information regarding net income and basic net income per share, required by Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting and Disclosure of Stock-Based Compensation", has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for the options granted during the 1998, 1997 and 1996 fiscal years was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 5.50% for 1998 and 6.50% for 1997 and 1996; a volatility factor of the expected market price of the Company's Common Stock of 0.25 for 1998 and
0.28 for 1997 and 1996; a weighted average expected option life of seven years; and a 1.00% dividend yield. For purposes of the pro forma disclosure, the estimated fair value of the options granted ($6.72, $5.94 and $6.55 per share for 1998, 1997 and 1996, respectively) is charged to expense during the fiscal year of grant based on the vesting provisions of the grants. For the fiscal years ended August 31, 1998, 1997 and 1996, the Company's reported and pro forma net income and basic net income per share are as follows:


-------------------------------------------------------------
AS REPORTED:              1998          1997         1996
-------------------------------------------------------------
Net income             $8,032,000   $9,295,000    $9,653,000
Basic net
income per share            $0.85        $0.98         $1.03
-------------------------------------------------------------
Pro forma:
-------------------------------------------------------------
Net income             $6,779,000   $8,380,000    $8,705,000
Basic net
income per share            $0.71        $0.89         $0.93
-------------------------------------------------------------


NOTE 7: COMMON STOCK PURCHASE PLAN

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


NOTE 8: INCOME TAXES

For the fiscal years ended August 31, 1998, 1997 and 1996, income (loss) before income taxes consists of the following:


-------------------------------------------------------------------
Year Ended
August 31,           1998             1997             1996
-------------------------------------------------------------------
  U.S.
  operations     $15,506,129      $16,251,615      $15,639,009

  Foreign
  operations      (2,324,718)        (810,353)         266,290
-------------------------------------------------------------------
  Total          $13,181,411      $15,441,262      $15,905,299
-------------------------------------------------------------------


     The provision (benefit) for taxes on income consists of the following:


-------------------------------------------------------------------
Year Ended
August 31,             1998            1997          1996
-------------------------------------------------------------------
Current:
  Federal           $5,780,529      $5,365,323    $4,894,867
  State                115,913         741,814     1,140,588
  Foreign               21,232          47,450        16,759
-------------------------------------------------------------------
                     5,917,674       6,154,587     6,052,214
Deferred:
  Federal             (295,887)        197,229       110,844
  State                (86,740)         76,002        34,094
  Foreign             (385,584)       (281,817)       55,530
-------------------------------------------------------------------
                      (768,211)         (8,586)      200,468
-------------------------------------------------------------------
Total provision     $5,149,463      $6,146,001    $6,252,682
-------------------------------------------------------------------



The following is a reconciliation of the statutory U.S. corporate federal income tax rate to the effective income tax rate:


-----------------------------------------------------------
Year Ended
August 31,               1998            1997         1996
-----------------------------------------------------------
U.S. statutory rate
  applied to
  pre-tax income         35.0%           35.0%       35.0%
State income taxes
  net of Federal
  tax benefit             2.4%            5.3%        4.8%
Prior years' state
  income tax
  overaccruals           (2.2%)            --          --
Other                     3.9%           (0.5%)      (0.5%)
-----------------------------------------------------------
                         39.1%           39.8%       39.3%
-----------------------------------------------------------



                           TUSCARORA ANNUAL REPORT 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


     Deferred tax assets and liabilities at August 31, 1998 and 1997 were comprised of the following:


--------------------------------------------------------
August 31,                           1998          1997
--------------------------------------------------------
Deferred tax assets:
   Allowance for
     bad debts                   $241,235      $238,445
   Foreign net operating
     loss carry forward           584,248            --
   Supplemental
     pension benefits             502,304       502,317
   Other                          331,238       142,208
Deferred tax liabilities:
   Depreciation                 2,991,992     3,085,036
   Other                          345,011       215,659
--------------------------------------------------------
Net deferred
   tax liability               $1,677,978    $2,417,725
--------------------------------------------------------


NOTE 9: RETIREMENT BENEFITS

The Company maintains non-contributory individual account defined contribution pension plans covering most employees in the U. S. and a contributory individual account defined contribution pension plan covering most salaried employees in the U. K. Under these pension plans, the Company contribution is 5.5% of total compensation for most employees. Benefits generally do not become vested until, but become fully vested upon, five full years of employment in the U. S. and two full years of employment in the U. K. Normal retirement under all plans is age
65. All contributions are made to the plan trustees and invested for the accounts of the participants. The Company contributions for the fiscal years ended August 31, 1998, 1997 and 1996 were $2,237,627, $2,143,754 and $1,557,721, respectively.

     The Company also maintains Section 401(k) plans covering most salaried and non-union hourly employees in the U. S. The Company makes matching contributions based upon the savings of participants, subject to certain limitations. All contributions are made to the plan trustee, are fully vested and are invested by the plan trustee among various investment options in accordance with instructions from the participants. The Company contributions for the fiscal years ended August 31, 1998, 1997 and 1996 were $163,492, $108,510 and $94,628, respectively.

     Effective September 1, 1996, the Company adopted a supplemental executive retirement plan under which benefits will be paid by the Company directly to certain key employees following their retirement. Benefits under the plan accrue each fiscal quarter and are reflected as a long-term liability. In addition, certain former executive officers of the Company or their beneficiaries are receiving supplemental retirement benefits directly from the Company, the future liability for which is also reflected as a long-term liability. As of August 31, 1998, the liability for the supplemental retirement benefits amounted to $1,112,356, of which $136,453 represents amounts payable within one year.

     The Company does not provide any other significant postretirement benefits.


NOTE 10: ACQUISITIONS

Expenditures in connection with business acquisitions in the 1998 fiscal year were not significant.

     During the fiscal year ended August 31, 1997, the Company completed five acquisitions. In September 1996, the Company acquired the custom thermoforming business of FormPac Corporation in Sandusky, Ohio; in October 1996, the Company acquired all the outstanding capital stock of EPS (Moulders) Ltd., a custom foam molding business in Livingston, Scotland; in April 1997, the Company acquired the custom thermoforming business of Thermoformers Plus in Chula Vista, California; in May 1997, the Company acquired the integrated materials business of Allgood Industries, Inc. in Hayward, California; and in July 1997, the Company acquired all the outstanding capital stock of Arrowtip Group Ltd., a custom molded and fabricated foam packaging business in the United Kingdom. The aggregate purchase price recorded for these acquisitions has totaled $17,662,000, including contingent consideration payable in certain of the acquisitions. The amount recorded as contingent consideration is based on readily attainable sales or on a specified minimum payment amount, and in the aggregate is not material.




                           TUSCARORA ANNUAL REPORT 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


     In December 1995, the Company acquired all the outstanding capital stock of Alpine Packaging, Inc., a custom designer and manufacturer of specialty corrugated and technical/military specifications packaging and wood pallets in Colorado Springs, Colorado. For this acquisition,the Company issued 101,046 shares of its Common Stock and paid cash having an aggregate value of $1,690,663 during the 1996 fiscal year. The Consolidated Statement of Cash Flows for the fiscal year ended August 31, 1996 excludes the non-cash consideration issued in connection with the acquisition.

     All the acquisitions during the fiscal years ended August 31,1998, 1997 and 1996 have been accounted for as purchases. The operating results of the acquisitions are included in the Company's consolidated results of operations from the date of acquisition. The combined operating results, including the operating results of the acquired businesses had they been included at the beginning of the fiscal year of acquisition would not be materially different from the consolidated results of operations as reported. In certain of these acquisitions, part of the purchase price has been allocated to goodwill (1998-$967,566; 1997-$5,065,420; and 1996-$1,383,140) and/or covenants not to compete (see Note 1 of the Notes to Consolidated Financial Statements).



NOTE 11: LEASE COMMITMENTS

Rental expense charged to operations for the fiscal years ended August 31, 1998, 1997 and 1996 amounted to $6,550,994, $5,907,685 and $4,223,461, respectively.
The approximate net minimum rentals required to be paid under all non-cancelable operating leases during each of the next five fiscal years is as follows:


--------------------------------------------------------
August 31,
--------------------------------------------------------
1999                                       $3,918,482
2000                                        3,552,298
2001                                        3,233,138
2002                                        2,812,520
2003                                        2,586,420
Thereafter                                  4,741,571
--------------------------------------------------------


     Substantially all the rental payments represent commitments under leases for manufacturing and warehouse facilities and under leases for trucking equipment. The Company has the option to purchase certain of the manufacturing and warehouse facilities.


NOTE 12: RESTRUCTURING COSTS

In February 1998, the Company initiated a restructuring plan to reduce costs and increase future financial performance through a workforce reduction, consolidation of certain product design centers and the write-down of certain buildings and equipment that will no longer be employed in the Company's operations. The total restructuring costs amounted to approximately $3,500,000. The principal component of the restructuring plan was a charge of $2,070,572 to cover the write-down of the carrying values of the property and equipment.

     In addition, the restructuring costs included estimated employee termination costs of $988,864 of which approximately $739,000 was paid as of August 31, 1998. In connection with the restructuring plan, approximately 30 employees were terminated or accepted an early retirement package. These employees were associated with the Company's field sales, design, manufacturing and marketing activities and general corporate overhead. The balance of the charge, approximately $400,000, relates to other restructuring costs associated with the plan.



NOTE 13: CLAIMS AND CONTINGENCIES

A lawsuit seeking substantial compensatory and punitive damages as a result of the alleged wrongful death of an employee was filed against the Company in December 1996. In addition, several legal and administrative proceedings against the Company involving claims of employment discrimination are pending. In the opinion of management, the disposition of these proceedings should not have a materially adverse effect on the Company's financial position or results of operations.



NOTE 14:BUSINESS SEGMENTS

The Company currently operates primarily in a single business segment as a designer and manufacturer of interior protective packaging, material handling solutions and componentry.



                           TUSCARORA ANNUAL REPORT 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



  The Company has operations in the United States, the United Kingdom and Mexico. Transfers between geographic regions are not significant. The geographic distribution of sales and operating profit for the fiscal years ended August 31, 1998, 1997 and 1996 and of identifiable assets as of August 31, 1998, 1997 and 1996 is set forth below. A portion of U.S. selling expenses has been allocated to the Mexican operations for all periods presented, since a majority of the design and selling activity is performed by U.S. personnel. Operating profit is gross profit less selling and administrative expenses.


---------------------------------------------------------------------------------------------------------------------
August 31,                                         1998                        1997                        1996
---------------------------------------------------------------------------------------------------------------------
Net Sales
  United States                                $193,470,452                $178,587,326               $165,156,448
  United Kingdom                                 25,696,670                  21,078,007                 12,398,404
  Mexico                                         13,735,088                   9,541,442                  5,034,769
---------------------------------------------------------------------------------------------------------------------
    Total                                      $232,902,210                $209,206,775               $182,589,621
---------------------------------------------------------------------------------------------------------------------


Operating Income (Loss)
  United States                                 $23,452,719                 $18,087,518                 $18,585,318
  United Kingdom                                 (2,043,964)                    (34,582)                    357,303
  Mexico                                            153,507                   1,565,755                    (127,074)
---------------------------------------------------------------------------------------------------------------------
    Total                                       $21,562,262                 $19,618,691                 $18,815,547
---------------------------------------------------------------------------------------------------------------------


Identifiable Assets
  United States                                $134,396,269                $132,026,240               $115,485,089
  United Kingdom                                 24,448,713                  25,311,617                 11,224,548
  Mexico                                         13,320,924                   5,049,703                  4,459,805
---------------------------------------------------------------------------------------------------------------------
    Total                                      $172,165,906                $162,387,560               $131,169,442
=====================================================================================================================



NOTE 15: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial information is as follows:

(All per share amounts have been adjusted to reflect the 50% share distribution paid on January 13, 1997.)


---------------------------------------------------------------------------------------------------------------------------
                                                                Fiscal Quarter Ended
                                November 30              February 28                  May 31             August 31
---------------------------------------------------------------------------------------------------------------------------
FISCAL 1998:
   Net Sales                    $61,292,000              $55,919,000             $59,608,000           $56,083,000
   Gross Profit                  15,099,000               11,404,000              13,178,000            13,077,000
   Net Income                     3,772,000                 (889,000)              2,570,000             2,579,000
   Per Share of Common Stock:
     Basic Net Income                 $0.40                   ($0.09)                  $0.27                 $0.27
     Diluted Net Income               $0.39                   ($0.09)                  $0.27                 $0.27
     Dividends Paid                       -                    $0.11                      --                 $0.11
     Stock Market Prices:
       High                          21-3/8                   18-1/2                  16-1/2                16-1/4
       Low                               17                   13-3/8                  15-3/8                14-3/8

---------------------------------------------------------------------------------------------------------------------------
                                November 30              February 28                  May 31             August 31
---------------------------------------------------------------------------------------------------------------------------
FISCAL 1997:
   Net Sales                    $53,441,000              $48,977,000             $52,593,000           $54,196,000
   Gross Profit                  13,706,000               11,522,000              11,398,000            11,630,000
   Net Income                     3,692,000                2,074,000               1,885,000             1,644,000
   Per Share of Common Stock:
     Basic Net Income                 $0.39                    $0.22                   $0.20                 $0.17
     Diluted Net Income               $0.39                    $0.21                   $0.20                 $0.17
     Dividends Paid                      --                    $0.09                      --                 $0.10
     Stock Market Prices:
       High                          15-1/2                       19                  17-1/2                17-5/8
       Low                          14-7/16                 14-15/16                  14-1/8                14-7/8
===========================================================================================================================


                           TUSCARORA ANNUAL REPORT 98

REPORT OF INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF TUSCARORA INCORPORATED

We have audited the accompanying consolidated balance sheets of Tuscarora Incorporated and subsidiaries as of August 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Tuscarora Incorporated for the year ended August 31, 1996, were audited by other auditors whose report dated October 11, 1996, expressed an unqualified opinion on those statements.

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

     In our opinion, the 1998 and 1997 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tuscarora Incorporated at August 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

 /s/ Ernst & Young LLP


     Pittsburgh, PA
     October 16, 1998



MANAGEMENT'S DISCUSSION AND
ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
-------------------------------------------------------------------------------

RESULTS OF OPERATIONS--FISCAL 1998
COMPARED TO FISCAL 1997

Net sales for the fiscal year ended August 31, 1998 were $232.9 million, an increase of $23.7 million, or 11.3% over fiscal 1997. Approximately 59% of the increase in net sales was attributable to the following acquisitions made in fiscal 1997: the acquisition of two custom molding businesses in the United Kingdom in October 1996 and July 1997, the acquisition of an integrated materials business in the United States in May 1997 and the acquisition of a thermoforming business in the United States in April 1997 (see Note 10 of the Notes to Consolidated Financial Statements). The balance of the increase in net sales was attributable to higher sales in the Company's core custom molding operations and the thermoforming operations. The sales increase was achieved despite slightly lower sales at the Company's existing integrated materials operations and some reduction in selling prices compared to the prior fiscal year resulting from lower EPS raw material costs.

     Net sales in the fourth quarter of fiscal 1998 were $56.1 million compared to $54.2 million in the same period last year, an increase of 3.5%. The fiscal year over prior fiscal year growth rate in net sales in the fourth quarter was well below the growth rate in the three previous quarters of fiscal 1998, principally because sales from the businesses acquired in May and July 1997 had little effect, year over year, on sales increases in the quarter.

     Gross profit for the fiscal year ended August 31, 1998 was $52.8 million, or 22.7% of net sales, compared to $48.3 million, or 23.1% of net sales, in fiscal 1997. The decrease in gross profit margin for the fiscal year is due primarily to continued well-below-objective gross profit margins at the Company's United Kingdom facilities. Slower than anticipated demand from certain of the Company's high technology customers, particularly as it affected the start up of the Company's new plant in Texas, also adversely affected gross profit. The decrease in gross profit margin occurred despite lowering EPS raw material costs throughout the period, compared to the prior fiscal year.

     Selling and administrative expenses for the fiscal year ended August 31, 1998 increased 8.9%, or $2.6 million, to $31.2 million but decreased slightly as a percentage of net sales to 13.4% from 13.7% in the previous fiscal year. The dollar increase was due primarily to increased




                           TUSCARORA ANNUAL REPORT 98
employee and other costs added in connection with the acquisitions of the businesses in October 1996 and May and July 1997. The dollar decrease in the six-month period ended August 31, 1998, compared to the six-month period ended February 28, 1998, was due primarily to the restructuring initiative implemented in February 1998.

     Net sales and operating loss for the U.K. operations for the twelve months ended August 31, 1998 were $25.7 million and $2.0 million, respectively, compared to $21.1 million and $35,000, respectively, in fiscal 1997.

     In February 1998, the Company took a $3.5 million restructuring charge. Approximately $1.0 million of the restructuring charge related to the cost of employee terminations and early retirements; approximately $2.1 million related to the write-down of obsolete or impaired assets; and the balance of $400,000 related to other restructuring costs associated with the plan. In addition to the employee terminations and early retirements, the Company consolidated certain product design centers in the United States. Approximately $411,000 of the restructuring charge related to the U.K. operations.

     Interest expense for the fiscal year ended August 31, 1998 was $4.9 million compared to $3.7 million in fiscal 1997. The increase of $1.2 million was due to a higher level of outstanding debt throughout the year, primarily as a result of additional borrowings to finance the business acquisitions in fiscal 1997 and capital expenditures in the current fiscal year.

     Income before income taxes for fiscal 1998 decreased to $13.2 million from $15.4 million in fiscal 1997, a decrease of 14.6%. The decrease is due to the pre-tax $3.5 million restructuring charge.

     The Company's effective tax rate decreased to 39.1% from 39.8% in fiscal 1997. Lower effective state income tax rates were offset by lower income tax benefits resulting from the operating loss in the U.K.

     Net income for the fiscal year ended August 31, 1998 was $8.0 million, a decrease of 13.6% from the $9.3 million earned in fiscal 1997. The decrease is due to the pre-tax $3.5 million restructuring charge.



RESULTS OF OPERATIONS --
FISCAL 1997 COMPARED TO FISCAL 1996

Net sales for the fiscal year ended August 31, 1997 were $209.2 million, an increase of $26.6 million, or 14.6% over fiscal 1996. Approximately 65% of the increase in net sales was attributable to acquisitions in fiscal 1996 and fiscal 1997. The Company acquired two custom molding businesses in the United Kingdom in October 1996 and July 1997, two integrated materials businesses in the United States in December 1995 and May 1997 and two thermoforming businesses in the United States in September 1996 and April 1997 (see Note 10 of the Notes to Consolidated Financial Statements). The balance of the increase in net sales was attributable to higher sales in the Company's core custom molding operations. The sales increase was achieved despite lower sales at the Company's existing integrated materials operations than in the prior fiscal year, two large customers adjusting inventory levels and reducing their packaging requirements and reductions in some selling prices.

     Net sales in the fourth quarter of fiscal 1997 were $54.2 million compared to $47.0 million in the same period of fiscal 1996, an increase of 15.3%. The fiscal year over prior fiscal year growth rate in net sales in the fourth quarter was comparable to the growth rate in the three previous quarters of fiscal 1997.

     Gross profit for the fiscal year ended August 31, 1997 was $48.3 million, or 23.1% of net sales, compared to $43.3 million, or 23.7% of net sales, in fiscal 1996. The decrease in gross profit margin for fiscal 1997 was due primarily to well-below-objective gross profit margins at the Company's United Kingdom facilities and at the expanding thermoforming operations. The gross profit margin was also negatively impacted by the lower sales to two major customers and by operational difficulties at two of the Company's older manufacturing facilities. The decrease in gross profit margin occurred despite lower EPS raw material costs than in fiscal 1996.

     Selling and administrative expenses for the fiscal year ended August 31, 1997 increased 16.8%, or $4.1 million, to $28.6 million and increased as a percentage of net sales to 13.7% from 13.4% in fiscal 1996. The significant dollar increase was due primarily to increased employee and other costs added in connection with the acquisitions of the businesses in December 1995, September and October 1996 and May and July 1997.



                           TUSCARORA ANNUAL REPORT 98

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



LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities amounted to $21.7 million, $21.0 million and $22.3 million in fiscal 1998, 1997 and 1996, respectively. Depreciation and amortization in fiscal 1998,1997 and 1996 amounted to $17.2 million, $15.3 million and $13.0 million, respectively. Because a substantial portion of the Company's operating expenses are attributable to depreciation and amortization, the Company believes that its liquidity would not be adversely affected should a period of reduced earnings occur.

     At August 31, 1998, the Company's accounts receivable and inventories were higher than at the end of the previous fiscal year due to the higher sales level during the current fiscal year.

     Capital expenditures for property, plant and equipment during fiscal 1998, 1997 and 1996 amounted to $24.2 million, $21.3 million and $23.1 million, respectively, including approximately $1.3 million, $1.5 million and $900,000, respectively, for environmental control equipment. The largest amount of the capital expenditures during all three years has been for machinery and equipment. For fiscal 1998, the expenditures included machinery and equipment for new custom molding facilities in Brenham, Texas and Tijuana, B.C., Mexico, and for the purchase of the custom thermoforming facility in Sandusky, Ohio, which was previously leased. Expenditures in connection with business acquisitions during fiscal 1998 were not significant.

     Long-term debt increased from $57.2 at August 31, 1997 to $61.2 million at August 31, 1998, of which $57.3 million was borrowed under a credit agreement with the Company's principal bank, including $34.2 million out of an available $40.0 million under a revolving credit facility. During the twelve months ended August 31, 1998, $8.0 million was borrowed under the revolving credit facility primarily to fund capital expenditures during the fiscal year. At August 31, 1998, $5.8 million of the revolving credit facility remained available. See Note 3 of the Notes to Consolidated Financial Statements for additional information with respect to long-term debt.

     The Company has initiated discussions with its principal bank to amend and increase the revolving credit facility.

     Cash dividends amounted to $2.1 million ($0.22 per share), $1.8 million ($0.19 per share) and $1.6 million ($0.17 per share) in fiscal 1998, fiscal 1997 and fiscal 1996, respectively.

     Cash provided by operating activities as supplemented by the amount available under the bank credit agreement should continue to be sufficient to fund the Company's operating needs, capital requirements and dividend payments.



MARKET RISKS

The Company is exposed to market risk from changes in interest rates and foreign exchange rates.

     The Company's primary interest rate risk relates to its long-term debt obligations. At August 31, 1998, the Company had total long-term obligations, including the current portion of those obligations, of $66,505,833. Of that amount, $1,444,990 was in fixed-rate obligations, $37,750,000 was subject to interest rate swap, cap and floor agreements and $27,310,843 was fully subject to variable rates. Assuming a 10% increase in interest rates on the Company's variable rate obligations (i.e., an increase from the August 31, 1998 weighted average interest rate of 6.75% to a weighted average interest rate of 7.21%), annual interest expense would be approximately $309,000 higher based on the August 31, 1998 outstanding balance of variable rate obligations.

     A substantial majority of the Company's sales, expenses and cash flows are transacted in U.S. dollars. For the fiscal year ended August 31, 1998, sales denominated in currencies other than the U.S. dollar (primarily U.K. pounds sterling) totaled $25.7 million or approximately 11% of total sales. An adverse change of 10% in exchange rates would have resulted in a decrease in sales of $2,570,000. Due to the losses incurred in the U.K. in 1998, an adverse change in exchange rates would have



                           TUSCARORA ANNUAL REPORT 98
resulted in a reduction in the net loss for the fiscal year ended August 31, 1998. The Company's entities that operate in the U.K. and Mexico have certain accounts receivable and accounts payable denominated in U.S. dollars in addition to receivable and payable accounts in their home currencies which can act to mitigate the impact of foreign exchange rate changes. The Company has no significant foreign currency exchange contracts.



OUTLOOK

While the Company's net sales continued to grow, the decline in net income for the 1998 fiscal year and, in particular, the increased operating loss incurred by the operations in the United Kingdom, were significant disappointments. Management's focus for the 1999 fiscal year will be to continue to improve on the relatively high level of profitability of the Company's existing U.S. operations, and to improve the profitability in the Company's U.K. and thermoforming operations. Capital expenditures for fiscal 1999 are expected to be below the expenditures during the 1998 fiscal year; however, the Company will continue to look for acquisitions which will mesh well with the Company's business. The Company will also continue to develop new production sites as they are needed to meet the needs of its customers and expand its geographic area. Should a major acquisition develop or new production site be required, it is likely that there would be a refinancing of the Company's credit agreement with its principal bank.



YEAR 2000 ISSUES

The Company has completed an internal assessment as to whether its computer systems will properly utilize dates beyond December 31, 1999. Where necessary, the Company has installed new computer software that is Year 2000 capable. The Company has also substantially completed an assessment as to whether its manufacturing machinery and equipment is Year 2000 capable. In this regard, it has contacted its major equipment manufacturers, primarily the manufacturers of the Company's molding presses, for confirmation that the equipment should operate without creating Year 2000 problems.

     Separately, the Company has contacted its major raw material suppliers to determine if the Company should anticipate any delivery problems associated with Year 2000 issues and intends to contact its significant customers whose Year 2000 readiness could cause a loss of business that might be material to the Company. These customers are generally companies with substantial resources.

     Management believes, based on its own investigation and the information it has obtained, that any significant problems that might arise should be resolved without materially adversely affecting the Company's business, results of operations or financial condition. The cost to the Company of acquiring and installing the new computer software and other costs associated with Year 2000 issues have not been significant. Estimated future costs are also not expected to be of any significance.



OTHER

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely effect fiscal 1999 results.



ACCOUNTING PRONOUNCEMENTS

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". In 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. These statements will be adopted by the Company when required, and are not expected to have a material effect on the consolidated financial statements.


                           TUSCARORA ANNUAL REPORT 98

Eleven Year Consolidated Financial Summary


YEAR ENDED AUGUST 31,                                  1998               1997             1996             1995          1994
------------------------------------------------------------------------------------------------------------------------------
Net sales                                          $232,902           $209,207         $182,590         $163,300      $120,085

Income before income taxes                           13,181(a)          15,441           15,905           15,034         9,017

Net income                                            8,032(a)           9,295            9,653            8,980         5,703

Depreciation and amortization                        17,231             15,286           12,977           10,890         9,721

Weighted average shares outstanding--basic            9,488              9,452            9,362            9,231         9,194

Basic net income per share                             0.85(a)            0.98             1.03             0.97          0.62

Diluted net income per share                           0.83(a)            0.97             1.01             0.96          0.61

Margin on sales                                         3.4%               4.4%             5.3%             5.5%          4.7%

Return on beginning shareholders' equity               11.0%              14.3%            17.6%            19.0%         13.4%

Working capital                                      34,859             29,784           23,224           22,390        16,548

Total assets                                        172,166            162,388          131,169          117,721        94,225

Long-term debt (excluding current portion)           61,184             57,166           39,249           36,510        25,284

Shareholders' equity                                 79,524             72,817           64,827           54,773        47,180

Shareholders' equity per share                         8.38               7.70             6.92             5.93          5.13

Dividends per share                                    0.22               0.19             0.17             0.15          0.13

------------------------------------------------------------------------------------------------------------------------------


YEAR ENDED AUGUST 31,                               1993          1992        1991        1990        1989        1988
----------------------------------------------------------------------------------------------------------------------
Net sales                                       $101,075       $95,809     $84,420     $85,458     $77,642     $65,583

Income before income taxes                         6,285         8,289       6,856       7,912       7,479       5,644

Net income                                         4,270(b)      4,981       4,230       4,874       4,478       3,469

Depreciation and amortization                      9,206         7,879       7,235       6,591       5,463       4,269

Weighted average shares outstanding-- basic        9,164         9,146       9,086       9,033       9,030       8,034

Basic net income per share                          0.47(b)       0.54        0.47        0.54        0.50        0.43

Diluted net income per share                        0.46(b)       0.54        0.46        0.53        0.49        0.43

Margin on sales                                      4.2%          5.2%        5.0%        5.7%        5.8%        5.3%

Return on beginning shareholders' equity            10.9%         14.2%       13.4%       17.8%       19.0%       22.0%

Working capital                                   15,893        13,463      13,728      11,385      11,418      10,146

Total assets                                      79,769        75,510      63,775      60,677      53,138      46,777

Long-term debt (excluding current portion)        23,930        22,121      14,870      16,264      13,165      13,248

Shareholders' equity                              42,546        39,280      35,152      31,451      27,360      23,574

Shareholders' equity per share                      4.64          4.29        3.87        3.48        3.03        2.93

Dividends per share                                 0.12          0.11        0.09        0.09        0.08        0.07

In the above table, all dollar amounts, except per share data, are in thousands. The weighted average number of shares of Common Stock outstanding and the dividends and other per share amounts have been adjusted to reflect the 200% share distribution paid on October 1, 1987, the 100% share distribution paid on April 14, 1992 and the 50% share distribution paid on January 13, 1997.

(a) Income before income taxes, net income and net income per share amounts for the 1998 fiscal year include the effect of a nonrecurring, pre-tax charge of $3,495,336 for restructuring costs. (See Note 12 to the financial statements.)

(b) Net income and net income per share amounts for the 1993 fiscal year include income of $321,218 or $0.03 per share resulting from the cumulative effect of a change in the method of accounting for income taxes.