Form 10-K, Exhibit 13
period 1999-08-31
TUSCARORA INC
filed 1999-11-24
CIK 821538

                                                                      EXHIBIT 13

              TABLE OF CONTENTS
            TO THE CONSOLIDATED
           FINANCIAL STATEMENTS


  Consolidated Statements    11
                of Income

             Consolidated    12
           Balance Sheets

  Consolidated Statements    13
            of Cash Flows

  Consolidated Statements    14
  of Shareholders' Equity

    Notes to Consolidated    15
     Financial Statements

    Report of Independent    25
                 Auditors

             Management's    25
  Discussion and Analysis
 of Results of Operations
                      and
      Financial Condition


CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------
Year Ended
August 31,                                            1999                 1998                1997
-------------------------------------------------------------------------------------------------------
Net Sales                                         $233,841,000        $232,902,210        $209,206,775
Cost of Sales                                      178,635,682         180,144,500         160,951,244
-------------------------------------------------------------------------------------------------------
  Gross profit                                      55,205,318          52,757,710          48,255,531
-------------------------------------------------------------------------------------------------------
Selling and Administrative Expenses                 31,959,155          31,195,448          28,636,840
Restructuring Costs (Note 14)                               --           3,495,336                  --
Interest Expense                                     4,619,190           4,944,271           3,741,275
Other (Income) Expense-- Net                         (232,602)             (58,756)            436,154
-------------------------------------------------------------------------------------------------------
                                                    36,345,743          39,576,299          32,814,269
-------------------------------------------------------------------------------------------------------
  Income before income taxes                        18,859,575          13,181,411          15,441,262
Provision for Income Taxes (Note 10)                 7,130,451           5,149,463           6,146,001
-------------------------------------------------------------------------------------------------------
  Net income                                     $  11,729,124        $  8,031,948        $  9,295,261
-------------------------------------------------------------------------------------------------------
  Basic net income per common share (Note 5)             $1.24               $0.85               $0.98
  Diluted net income per common share (Note 5)           $1.23               $0.83               $0.97
  Cash dividends paid per common share                   $0.24               $0.22               $0.19
-------------------------------------------------------------------------------------------------------


                 The accompanying notes are an integral part of
                     the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------
ASSETS (August 31)                                                  1999                    1998
----------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                    $   6,090,066           $   5,452,281
  Trade accounts receivable, less allowance of
    $670,033 in 1999; $651,720 in 1998                            33,427,529              34,239,819
  Inventories (Note 2)                                            22,490,918              20,158,857
  Prepaid expenses and other current assets                        2,425,187               1,955,310
----------------------------------------------------------------------------------------------------
    Total current assets                                          64,433,700              61,806,267
----------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Land                                                             3,950,046               3,944,644
  Buildings and improvements                                      63,141,812              58,796,424
  Machinery and equipment                                        131,943,609             131,344,481
----------------------------------------------------------------------------------------------------
    Total                                                        199,035,467             194,085,549
----------------------------------------------------------------------------------------------------
  Less accumulated depreciation                                  (97,980,580)            (96,547,340)
----------------------------------------------------------------------------------------------------
    Net property, plant and equipment                            101,054,887              97,538,209
----------------------------------------------------------------------------------------------------
OTHER ASSETS
  Goodwill                                                         8,667,816               8,905,355
  Other non-current assets                                         3,229,120               3,916,075
----------------------------------------------------------------------------------------------------
    Total other assets                                            11,896,936              12,821,430
----------------------------------------------------------------------------------------------------
    Total assets                                               $ 177,385,523           $ 172,165,906
====================================================================================================
LIABILITIES AND SHAREHOLDERS'S EQUITY (August 31)
----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Current maturities of long-term debt (Note 3)                $   5,113,972           $   5,321,709
  Accounts payable                                                15,133,063              14,178,763
  Accrued income taxes                                               276,112                 337,711
  Accrued payroll and related taxes                                1,518,769               1,133,192
  Other current liabilities                                        5,017,092               5,975,400
----------------------------------------------------------------------------------------------------
    Total current liabilities                                     27,059,008              26,946,775
----------------------------------------------------------------------------------------------------
LONG-TERM DEBT (Note 3)                                           60,064,673              61,184,124
DEFERRED INCOME TAXES (Note 10)                                    1,123,373               1,677,978
OTHER LONG-TERM LIABILITIES                                        2,454,547               2,833,072
----------------------------------------------------------------------------------------------------
    Total liabilities                                             90,701,601              92,641,949
----------------------------------------------------------------------------------------------------
COMMITMENTS (Note 15)
SHAREHOLDERS' EQUITY                                                      --                      --
  Preferred Stock--par value $.01 per share;
    authorized shares, 2,000,000; none issued                             --                      --
  Common Stock--without par value; authorized shares,
    50,000,000; issued shares, 9,568,343 in 1999,
    9,530,856 in 1998 (Note 4)                                     9,568,343               9,530,856
  Capital surplus (Note 4)                                         1,696,670               1,435,582
  Retained earnings                                               77,680,902              68,240,138
  Accumulated other comprehensive income (loss)                     (481,262)                392,150
----------------------------------------------------------------------------------------------------
    Total                                                         88,464,653              79,598,726
----------------------------------------------------------------------------------------------------
  Less Common Stock in treasury--138,468 shares
    in 1999; 4,620 shares in 1998; at cost                        (1,780,731)                (74,769)
----------------------------------------------------------------------------------------------------
    Total shareholders' equity                                    86,683,922              79,523,957
----------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                 $ 177,385,523           $ 172,165,906
====================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------------------
Year Ended
August 31,                                                         1999                   1998                   1997
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                     $ 11,729,124           $  8,031,948           $  9,295,261
Adjustments to reconcile net income to
  cash provided by operating activities:
    Depreciation                                                 16,363,522             16,080,389             14,429,068
    Amortization                                                  1,226,042              1,150,138                857,319
    Provision for losses on receivables                             145,319                311,711                504,862
    Deferred income taxes                                          (494,962)              (748,329)               (69,674)
    Loss on sale, abandonment or write-down of
      property, plant and equipment, net (Note 14)                   67,442              2,470,209                524,449
    Stock compensation expense                                       12,011                 13,513                 13,684
Changes in operating assets and liabilities, net of
  effects of business acquisitions:
  Decrease (increase):
    Trade accounts receivable                                       980,761             (3,095,960)               852,227
    Inventories                                                  (1,875,503)            (1,816,520)              (521,990)
    Prepaid expenses and other current assets                      (829,221)              (357,209)              (961,419)
    Other non-current assets                                       (115,583)               220,059               (179,702)
  Increase (decrease):
    Accounts payable                                                710,325             (2,490,497)            (2,133,551)
    Accrued income taxes                                            (34,061)               (55,307)                96,729
    Accrued payroll and related taxes                               300,043                241,914                249,493
    Other current liabilities                                      (837,492)             2,112,943             (2,256,586)
    Other long-term liabilities                                     (40,819)              (357,788)               311,645
---------------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                      27,306,948             21,711,214             21,011,815
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of property, plant and equipment                       (19,491,132)           (24,153,483)           (21,318,432)
Business acquisitions, net of cash acquired (Note 12)            (3,090,313)            (1,062,744)           (14,084,072)
Proceeds from sale of property, plant and equipment                 887,112              1,399,612              1,050,319
---------------------------------------------------------------------------------------------------------------------------
      Cash used for investing activities                        (21,694,333)           (23,816,615)           (34,352,185)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                      4,000,000              9,221,670             23,000,000
Principal payments on long-term debt                             (5,318,515)            (5,156,164)            (6,320,161)
Dividends paid                                                   (2,288,360)            (2,083,750)            (1,828,369)
Proceeds from sale of Common Stock                                  156,281                402,746                421,194
Payment to reacquire Common Stock                                (1,575,688)                    --                     --
---------------------------------------------------------------------------------------------------------------------------
      Cash provided by (used for)
         financing activities                                    (5,026,282)             2,384,502             15,272,664
---------------------------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS                                         51,452                 78,031               (216,921)
      Net increase in cash and cash equivalents                     637,785                357,132              1,715,373
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  5,452,281              5,095,149              3,379,776
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $  6,090,066           $  5,452,281           $  5,095,149
---------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA
Income taxes paid                                              $  7,861,502           $  6,058,530           $  5,944,408
Interest paid                                                  $  5,018,886           $  5,080,415           $  3,046,640
===========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                           Common Stock                                       Treasury Shares
                                           ------------                        Accumulated  -------------------
                                                                                  Other
                                                                              Comprehensive
                             Shares                  Capital        Retained      Income
                             Issued      Amount      Surplus        Earnings      (Loss)     Shares     Amount           Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1996             9,426,923  $9,426,923  $  740,818    $ 54,825,048   ($ 38,690)   12,351    ($127,210)     $64,826,889
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                          9,295,261                                           9,295,261
Foreign currency
  translation adjustment                                                           88,689                                  88,689
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                9,295,261      88,689                               9,383,950
Sale of shares under
  common stock
  purchase plan                 9,873       9,873     147,384                                                             157,257
Sale of shares under
  stock option plans           42,445      42,445     183,676                               (21,530)      258,873         484,994
Shares acquired in
  payment of
  option price                                                                               13,799      (207,373)       (207,373)
Dividends paid
  ($0.19 per share)                                                (1,828,369)                                         (1,828,369)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1997             9,479,241  $9,479,241  $1,071,878    $ 62,291,940   $  49,999     4,620    ($ 75,710)     $72,817,348
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                          8,031,948                                           8,031,948
Foreign currency
  translation adjustment                                                          342,151                                 342,151
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                8,031,948     342,151                               8,374,099
Sale of shares under
  common stock
  purchase plan                 9,516       9,516     147,461                                                             156,977
Sale of shares under
  stock option plans           42,099      42,099     216,243                                (4,371)       71,877         330,219
Shares acquired in
  payment of
  option price                                                                                4,371       (70,936)        (70,936)
Dividends paid
  ($0.22 per share)                                                (2,083,750)                                         (2,083,750)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1998             9,530,856  $9,530,856  $1,435,582    $ 68,240,138   $ 392,150     4,620    ($ 74,769)     $79,523,957
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                         11,729,124                                          11,729,124
Foreign currency
  translation adjustment                                                         (873,412)                               (873,412)
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                               11,729,124    (873,412)                             10,855,712
Sale of shares under
  common stock
  purchase plan                11,185      11,185     130,882                                                             142,067
Sale of shares under
  stock option plans           26,302      26,302     130,206                               (10,418)      134,835         291,343
Shares acquired in
  payment of
  option price                                                                               20,416      (265,109)       (265,109)
Shares acquired under
  stock repurchase program                                                                  123,850    (1,575,688)     (1,575,688)
Dividends paid
  ($0.24 per share)                                                (2,288,360)                                         (2,288,360)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 31, 1999             9,568,343  $9,568,343  $1,696,670    $ 77,680,902   ($481,262)  138,468   ($1,780,731)    $86,683,922
===================================================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Tuscarora Incorporated (the Company) is a multinational designer and manufacturer of protective packaging and material handling solutions, made from a variety of materials, for a broad range of manufactured products. The Company also supplies customers with molded foam plastic and thermoformed components for industrial and consumer product applications. The Company's major customers are in the following industries: high technology, automotive and recreational vehicles, consumer electronics, large and small appliances, building products and office furniture, and pharmaceuticals and specialty chemicals.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Tuscarora Incorporated and its subsidiaries. Significant inter-company accounts and transactions have been eliminated.

REVENUE RECOGNITION

The Company recognizes revenue upon shipment of products to customers or upon performance of services.

FOREIGN CURRENCY TRANSLATION

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rates prevailing at each balance sheet date while revenues and expenses are translated into U.S. dollars at the average exchange rates for each period presented. The translation adjustments are reported separately in share-holders' equity and are included in accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are included in determining net income.

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

Provisions for depreciation of plant and equipment are computed on the straight-line method based on the following estimated useful lives:

  Buildings and improvements............10-30 years

  Machinery and equipment................3-10 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

OTHER ASSETS

Other assets consist primarily of intangible assets such as goodwill and covenants not to compete which have been acquired in connection with business acquisitions (see Note 12) and are amortized using the straight-line method. Goodwill is amortized over 15 years and the covenants over the period covered by each agreement.

The carrying value of long-lived assets, including goodwill, is reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company has entered into interest rate swap, cap and floor agreements with its principal bank, the purpose of which is to reduce the impact of increases in interest rates on the Company's variable rate long-term debt (see Note 3). The Company accounts for the agreements under the accrual method that requires amounts paid or received under the agreements to be recognized as adjustments to interest expense.

STOCK-BASED COMPENSATION

Stock options granted by the Company are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, no stock-based compensation expense has been recognized in the accompanying financial statements for the Company's employee stock options since the exercise price of the outstanding stock options has equaled the market price of the underlying stock on the date of grant of the stock options. Stock-based compensation expense under APB No. 25 has, however, been recognized in the accompanying financial statements for the Company contributions under the Company's Common Stock Purchase Plan.

NET INCOME PER SHARE

Net income per share (see Note 5) is calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Basic net income per share computations are based on the weighted average number of shares of Common Stock outstanding. Diluted net income per share computations reflect the assumed exercise of outstanding stock options based on the treasury stock method as prescribed by SFAS No. 128.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTING PRONOUNCEMENTS

As of September 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income" and during the fiscal quarter ended August 31, 1999 the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (see Note 16). These Statements have not had a material effect on the consolidated financial statements.

The Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" in 1998, but deferred the effective date in SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of SFAS Statement No. 133." This Statement will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000 and, when adopted by the Company, is not expected to have a material effect on the consolidated financial statements.

NOTE 2: INVENTORIES

Inventories at August 31, 1999 and 1998 are summarized as follows:


---------------------------------------------------------
August 31,                    1999               1998
---------------------------------------------------------
Finished goods            $10,606,473        $10,454,863
Work in process               198,093            257,055
Raw materials              10,326,444          7,510,482
Supplies                    1,359,908          1,936,457
---------------------------------------------------------
Total                     $22,490,918        $20,158,857
---------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 3: LONG-TERM DEBT

At August 31, 1999, the Company had a credit agreement with its principal bank (Mellon Bank, N.A.) providing for a $48,000,000 revolving credit facility expiring on August 31, 2001 and under which $23,125,000 remained payable under an eight-year term note repayable in equal quarterly installments, with final maturity on August 31, 2004. At August 31, 1999, $9,785,000 of the revolving credit facility remained available. Under the credit agreement, the Company could choose between various interest rate options for specified interest periods for both the revolving credit facility and the term note. The agreement provided for a commitment fee of 0.125% per annum on the average daily unborrowed funds under the revolving credit facility.

On September 23, 1999, the Company entered into a new $90,000,000 credit agreement with its principal bank and another bank which provides for a $45,000,000 revolving credit facility expiring on September 1, 2004 and $45,000,000 in five-year term notes, under which the Company initially borrowed $19,030,000 under the revolving credit facility and $45,000,000 under the term notes. The term notes are repayable in quarterly installments of $1,125,000 with a final payment of $22,500,000 in September 2004. The proceeds were used to repay in full the outstanding borrowings under the credit agreement in effect at August 31, 1999. Under the new credit agreement, the Company may also choose between interest rate options for specified interest periods for both the revolving credit facility and the term notes. The new credit agreement provides for a facility fee of 0.25% per annum on each lender's commitment.

Long-term debt outstanding at August 31, 1999 and 1998 is summarized as set forth below:


---------------------------------------------------------------------------------------------------------------------------
                                                                Interest Rate at                 August 31,
                                                                 August 31, 1999           1999               1998
---------------------------------------------------------------------------------------------------------------------------
Notes under credit agreement with principal bank:
  Variable rate revolving credit note                                  6.38%           $38,215,000        $34,215,000
  Variable rate term note payable in quarterly
    installments through August 31, 2004                               6.57%            23,125,000         27,750,000

Other long-term debt:
  Variable rate industrial development bonds
    subject to annual mandatory sinking fund
    redemption through December 1, 2000, with
    final payment on December 1, 2001                                  3.80%             2,025,000          2,450,000
  Variable rate mortgage note payable in quarterly
    installments through March 30, 2006                                8.50%               562,511            645,843
  Capital lease obligations payable in monthly
    installments through May 25, 2005                                  8.00%             1,079,078          1,198,838
Other                                                                  5.75%               172,056            246,152
---------------------------------------------------------------------------------------------------------------------------
                                                                                        65,178,645         66,505,833
Less amounts due within one year, included in current liabilities                        5,113,972          5,321,709
---------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                   $60,064,673        $61,184,124
===========================================================================================================================


The outstanding borrowings by the Company under the new credit agreement are unsecured. The credit agreement contains covenants that require the Company to maintain a certain tangible net worth, as well as certain financial ratios. These covenants also impose limitations on the amount that the Company may pay during any fiscal year for property, plant and equipment, and business acquisitions.

At August 31, 1999, approximately $8,600,000 of retained earnings was available for the payment of cash dividends by the Company without causing a violation of any of the financial covenants. The agreement relative to the Company's industrial development bonds also contains financial covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Aggregate maturities of long-term debt during the next five fiscal years, including payments under the new credit agreement, are as follows:


---------------------------------------------------------
  August 31,
---------------------------------------------------------
  2000                                       $5,113,972
  2001                                        5,122,972
  2002                                        5,882,488
  2003                                        4,717,792
  2004                                        4,728,833
=========================================================


At August 31, 1999, $33,125,000 of the Company's long-term debt was subject to interest rate swap, cap and floor agreements with the Company's principal bank. The purpose of these agreements is to reduce the impact of increases in interest rates on the Company's variable rate long-term debt. The fair value of the agreements is not material.

NOTE 4: COMMON STOCK

In all transactions involving the authorized but unissued shares of the Company's Common Stock, an amount equal to $1.00 times the number of shares which is issued is credited to the Common Stock account and the balance of the purchase price is credited to the Capital Surplus account.

NOTE 5: NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per common share in accordance with the provisions of SFAS No. 128, "Earnings Per Share," for each of the three fiscal years ending August 31, 1999, 1998 and 1997:


------------------------------------------------------------------------------------------------
Year Ending August 31,                          1999                 1998                1997
------------------------------------------------------------------------------------------------
Net income                                   $11,729,124          $8,031,948          $9,295,261
------------------------------------------------------------------------------------------------
Weighted average common
  shares outstanding--basic                    9,494,648           9,488,436           9,452,082

Effect of dilutive securities
  Stock options                                   75,554             168,147             167,157
------------------------------------------------------------------------------------------------

Weighted average common
  shares outstanding--dilutive                 9,570,202           9,656,583           9,619,239
------------------------------------------------------------------------------------------------

Basic net income per common share            $      1.24          $     0.85          $     0.98
------------------------------------------------------------------------------------------------

Diluted net income per common share          $      1.23          $     0.83          $     0.97
================================================================================================

Securities not included in the computation of diluted earnings per share for each period presented are as follows:

-------------------------------------------------------------------------------------------------
Year Ending August 31,                         1999                   1998               1997
-------------------------------------------------------------------------------------------------
Stock options                                 913,768                157,917            137,882
Option price range                         $12.82-$19.16            $  19.16           $  16.50
=================================================================================================


The options to purchase shares of Common Stock not included in the computations of diluted net income per share for the fiscal years ended August 31, 1999, 1998 and 1997 were excluded because the exercise price of the stock options was greater than the average market price of the Company's Common Stock during the periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 6: SHAREHOLDER RIGHTS PLAN

In August 1998, the Company adopted a Shareholder Rights Plan under which the holder of each share of the Company's outstanding Common Stock has an associated preferred stock purchase right. The rights become exercisable to purchase shares of a series of the Company's authorized Preferred Stock designated as the Series A Junior Participating Preferred Stock under certain circumstances, and in the event a person or group would acquire 20% or more of the Company's Common Stock, the rights, if not previously redeemed, would entitle the holders (other than such person or a member of such group) to purchase shares of the Common Stock or Series A Junior Participating Preferred Stock of the Company or common shares of an acquiring company at 50% of the respective shares' current fair market value. The rights expire on August 31, 2008.

NOTE 7: SHARE REPURCHASE PLAN

In October 1998, the Company's Board of Directors authorized the repurchase of up to 250,000 shares of the Company's Common Stock at prices not to exceed $15 per share through the end of the 1999 fiscal year. In August 1999, the repurchase plan was extended through August 2000 with no increase in the maximum number of shares that can be repurchased or maximum price per share to be paid. Through August 31, 1999, the Company had purchased 123,850 shares of Common Stock at prices ranging from $9.94 to $13.94 per share.

NOTE 8: STOCK OPTIONS

In December 1997, the Company's shareholders approved the 1997 Stock Incentive Plan (the "1997 Plan") under which the Board of Directors may grant options to purchase a total of 750,000 shares of the Company's Common Stock to key employees of the Company and its subsidiaries and to the Company's non-employee directors. At August 31, 1999, 205,900 shares remained available for the grant of stock options under the 1997 Plan.

The Company also has a prior stock option plan under which options to purchase shares of the Company's Common Stock granted to key employees of the Company and its subsidiaries remain outstanding. No further stock options may be granted under this plan.

All outstanding stock options have been granted at 100% of the fair market value of the Company's Common Stock on the date of the grant. The stock options have ten-year option terms. Except for stock options granted to employees in the U.K., the option price may be paid in cash, in already-owned shares of the Company's Common Stock held for at least one year, or in a combination of cash and shares. Data concerning the outstanding stock options during each of the fiscal years in the three-year period ended August 31, 1999 are as follows:


                                               1999                          1998                       1997
                                       ----------------------         ------------------         --------------------
                                                    WEIGHTED                   WEIGHTED                     WEIGHTED
                                                    AVERAGE                     AVERAGE                     AVERAGE
                                                    EXERCISE                    EXERCISE                    EXERCISE
                                          SHARES     PRICE            SHARES     PRICE            SHARES     PRICE
----------------------------------------------------------------------------------------------------------------------
Balance at September 1                    768,595    $13.99            640,590  $12.08            566,565    $10.87
Options granted                           554,100     12.83            202,700   18.92            153,975     14.96
Options exercised                        (36,720)      7.93           (46,470)    7.11           (63,975)      7.58
Options expired                          (19,200)     14.93           (28,225)   17.43           (15,975)     14.89
----------------------------------------------------------------------------------------------------------------------
Balance at August 31                    1,266,775    $13.69            768,595  $13.99            640,590    $12.08
----------------------------------------------------------------------------------------------------------------------
Exercisable at August 31                  722,675    $14.33            768,595  $13.99            640,590    $12.08
----------------------------------------------------------------------------------------------------------------------

Stock options outstanding at August 31, 1999 are as follows:


      RANGE OF                       OPTIONS AT                  WEIGHTED AVERAGE           WEIGHTED AVERAGE
   EXERCISE PRICES                 AUGUST 31, 1999                EXERCISE PRICE       REMAINING CONTRACTUAL LIFE
----------------------------------------------------------------------------------------------------------------------
      $5.17-$9.99                       81,300                         $7.38                     1.6 years
    $10.00-$14.99                      876,625                         12.72                     7.8 years
    $15.00-$19.16                      308,850                         18.07                     7.3 years
----------------------------------------------------------------------------------------------------------------------
            Total                    1,266,775
======================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The following pro forma information regarding net income and basic net income per share, required by SFAS No. 123 "Accounting and Disclosure of Stock-Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for the stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 4.75%, 5.50% and 6.50% for the fiscal years ended August 31, 1999, 1998 and 1997, respectively; a volatility factor of the expected market price of the Company's Common Stock of 0.31, 0.25 and 0.28 for the fiscal years ended August 31, 1999, 1998 and 1997, respectively; a weighted average expected option life of 10 years for the fiscal year ended August 31, 1999, and 7 years for the fiscal years ended August 31, 1998 and 1997; and a 1.00% dividend yield. For purposes of the pro forma disclosure, the estimated fair value of the options granted ($5.67, $6.72, and $5.94 per share for the fiscal years ended August 31, 1999, 1998 and 1997, respectively) is charged to expense over the period during which the stock options vest. For the fiscal years ended August 31, 1999, 1998 and 1997, the Company's reported and pro forma net income and basic and diluted net income per share are shown below:

AS REPORTED:                                    1999              1998          1997
-------------------------------------------------------------------------------------------
Net income                                   $11,729,124       $8,031,948    $9,295,261
Basic net income per common share               $1.24             $0.85         $0.98
Diluted net income per common share             $1.23             $0.83         $0.97
-------------------------------------------------------------------------------------------
PRO FORMA:
-------------------------------------------------------------------------------------------
Net income                                   $10,898,604       $6,779,143    $8,380,312
Basic net income per common share               $1.15             $0.71         $0.89
Diluted net income per common share             $1.14             $0.70         $0.87
===========================================================================================


NOTE 9: COMMON STOCK PURCHASE PLAN

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 10: INCOME TAXES

For the fiscal years ended August 31, 1999, 1998 and 1997, income before income taxes consists of the following:


---------------------------------------------------------
Year Ended
August 31,       1999           1998           1997
---------------------------------------------------------
  U.S.
  operations  $19,479,484    $15,506,129   $16,251,615

  Foreign
  operations     (619,909)    (2,324,718)     (810,353)
---------------------------------------------------------
  Total       $18,859,575    $13,181,411   $15,441,262
---------------------------------------------------------


The provision (benefit) for taxes on income consists of the following:


----------------------------------------------------------
Year Ended
August 31,         1999           1998          1997
----------------------------------------------------------
Current:
  Federal      $6,880,338      $5,780,529    $5,365,323
  State           582,510         115,913       741,814
  Foreign         213,494          21,232        47,450
----------------------------------------------------------
                7,676,342       5,917,674     6,154,587
----------------------------------------------------------
Deferred:
  Federal        (162,891)       (295,887)      197,229
  State          (187,841)        (86,740)       76,002
  Foreign        (195,159)       (385,584)     (281,817)
----------------------------------------------------------
                 (545,891)       (768,211)       (8,586)
----------------------------------------------------------
Total          $7,130,451      $5,149,463    $6,146,001
----------------------------------------------------------


The following is a reconciliation of the statutory U.S. corporate federal income tax rate to the effective income tax rate:


---------------------------------------------------------
Year Ended
August 31,            1999            1998          1997
---------------------------------------------------------
U.S. statutory
  rate applied to
  pre-tax income      35.0%           35.0%         35.0%
State income taxes
  net of federal
  tax benefit          1.4%            2.4%          5.3%
Prior years' state
  income tax
  overaccruals          --            (2.2%)          --
Other                  1.4%            3.9%         (0.5%)
---------------------------------------------------------
                      37.8%           39.1%         39.8%
---------------------------------------------------------


Deferred tax assets and liabilities at August 31, 1999 and 1998 were comprised of the following:


-----------------------------------------------------------
August 31,                           1999         1998
-----------------------------------------------------------
Deferred income tax assets:
   Allowance for
     bad debts                     $  263,127  $  241,235
   U.K. net operating
     loss carry forwards              399,512     207,541
   Deferred interest expense          392,546     376,707
   Supplemental
     pension benefits                 503,072     502,304
   Other                              557,889     331,238
-----------------------------------------------------------
   Total                            2,116,146   1,659,025
-----------------------------------------------------------
Deferred income tax liabilities:
   Depreciation                     3,195,971   2,991,992
   Other                               43,548     345,011
-----------------------------------------------------------
   Total                            3,239,519   3,337,003
-----------------------------------------------------------
Net deferred
   Income tax liability            $1,123,373  $1,677,978
-----------------------------------------------------------


The U.K. net operating loss carry forwards, which will be applied against future taxable income, can be carried forward indefinitely.

NOTE 11: RETIREMENT BENEFITS

The Company maintains non-contributory individual account defined contribution pension plans covering most employees in the U.S. and a contributory individual account defined contribution pension plan covering most salaried employees in the U.K. Under these pension plans, the Company contribution is 5.5% of total compensation for most employees. Benefits generally do not become vested until, but become fully vested upon, five full years of employment in the U.S. and two full years of employment in the U.K. Normal retirement age under all plans is age 65. The Company contributions for the fiscal years ended August 31, 1999, 1998 and 1997 were $2,321,219, $2,237,627 and $2,143,754, respectively.

The company also maintains Section 401 (k) plans covering most salaried and non-union hourly employees in the U.S. The Company makes matching contributions based upon the savings of participants, subject to certain limitations. All contributions are made to the plan trustee, are fully vested and are invested by the plan trustee among various investment options in accordance with instructions from the participants. The Company contributions for the fiscal years ended August 31, 1999, 1998 and 1997 were $202,753, $163,495 and $108,510, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The Company has an unfunded supplemental executive retirement plan under which benefits will be paid by the Company directly to certain key employees following their retirement. The Company's cost, which is based on a percentage of the compensation of each participant plus interest, is accrued each fiscal quarter and reflected as a long-term liability. For the fiscal years ended August 31, 1999, 1998 and 1997, the Company accrued $65,992, $63,837 and $58,959 in connection with this plan.

In addition, certain former key employees of the Company or their beneficiaries are receiving unfunded supplemental retirement benefits directly from the Company, the future liability for which is also reflected as a liability. As of August 31, 1999, the total liability for the supplemental retirement benefits amounted to $1,088,192, of which $136,453 represents amounts payable within one year. For the fiscal years ended August 31, 1999, 1998 and 1997, the Company paid $119,788, $120,494 and $195,978 in connection with these arrangements.

The Company does not provide any other significant postretirement benefits.

NOTE 12: ACQUISITIONS

During the fiscal year ended August 31, 1999, the Company completed one acquisition. In February 1999, the Company acquired the custom molding business, including the associated real estate, of Berry Packaging, Inc. in Sallisaw, Oklahoma. The aggregate purchase price, part of which will be paid to the seller based on sales realized by the business acquired, is not material.

Expenditures in connection with business acquisitions in the fiscal year ended August 31, 1998 were also not significant. During the fiscal year ended August 31, 1997, the Company completed five acquisitions. In September 1996, the Company acquired the custom thermoforming business of FormPac Corporation in Sandusky, Ohio; in October 1996, the Company acquired all the outstanding capital stock of EPS (Moulders) Ltd., a custom foam molding business in Livingston, Scotland; in April 1997, the Company acquired the custom thermoforming business of Thermoformers Plus in Chula Vista, California; in May 1997, the Company acquired the integrated materials business of Allgood Industries, Inc. in Hayward, California; and in July 1997, the Company acquired all the outstanding capital stock of Arrowtip Group Ltd., a custom molded and fabricated foam packaging business in London, England. The aggregate purchase price recorded for these acquisitions during the 1997 fiscal year totaled $16,694,434, including notes and other obligations payable and contingent consideration. The amounts recorded as contingent consideration were based on readily attainable sales and on a specified minimum payment amount, and in the aggregate were not material.

All the acquisitions during the fiscal years ended August 31, 1999, 1998 and 1997 have been accounted for as purchases. The operating results of the acquisitions are included in the Company's consolidated results of operations from the date of acquisition. The combined operating results, including the operating results of the acquired businesses had they been included at the beginning of the fiscal year of acquisition, would not be materially different from the consolidated results of operations as reported. During the fiscal years ended August 31, 1999, 1998 and 1997, amounts have been allocated to goodwill in connection with the Company's acquisitions as follows: 1999-$536,048; 1998-$967,566; and 1997-$5,065,420. Part of the purchase price in the Company's acquisitions is sometimes allocated to covenants not to compete.

NOTE 13: LEASE COMMITMENTS

Rental expense charged to operations for the fiscal years ended August 31, 1999, 1998 and 1997 amounted to $6,597,043, $6,550,994 and $5,907,685, respectively.
The approximate net minimum rentals required to be paid under all non-cancelable operating leases during each of the next five fiscal years is as follows:


-----------------------------------
August 31,
-----------------------------------
2000                    $4,536,067
2001                     3,756,277
2002                     3,226,799
2003                     2,883,233
2004                     2,428,629
Thereafter               2,558,828
===================================


Substantially all these rental payments represent commitments under leases for manufacturing and warehouse facilities and under leases for trucking equipment. The Company has the option to purchase certain of the manufacturing and warehouse facilities. The Company also has capital lease obligations that are not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 14: RESTRUCTURING COSTS

In February 1998, the Company initiated a $3,500,000 restructuring plan to reduce costs and increase future financial performance. The principal component of the plan was a charge of $2,070,572 to cover the write-down of the carrying values of certain property and equipment. The property and equipment write-downs were a result of Company decisions to consolidate certain manufacturing facilities and product design centers, to discontinue the manufacture of certain products and to write off obsolete machinery and equipment.

The restructuring charge also included estimated employee termination costs of $988,864 as approximately 30 employees were terminated or accepted an early retirement package. The reduction included employees associated with the Company's field sales, design, manufacturing, marketing and administrative activities. The balance of approximately $400,000 related to other restructuring costs associated with the plan. Approximately $411,000 of the restructuring costs related to the U.K. operations.

The Company estimates that the cost savings resulting from the restructuring charge during the fiscal years ended August 31, 1999 and 1998 amounted to approximately $2.1 million and $1.1 million, respectively. Of these amounts, the Company estimates the restructuring resulted in a reduction in cost of sales of approximately $469,000 and $263,000 during the fiscal years ended August 31, 1999 and 1998, respectively, and a reduction in selling and administrative expenses of approximately $1.7 million and $826,000 during the fiscal years ended August 31, 1999 and 1998, respectively. Similar cost savings are expected going forward except to the extent positions may be restored.

The restructuring was completed by the end of fiscal 1998 without any adjustment to the restructuring charge. The cost savings have been substantially as expected. At August 31, 1999, only $132,025 of the payments accrued in connection with the restructuring remained to be paid. Payments will continue until August 2002.

NOTE 15: CLAIMS AND CONTINGENCIES

A lawsuit seeking substantial compensatory and punitive damages as a result of the alleged wrongful death of an employee was filed against the Company in December 1996 and is scheduled for trial in June 2000. In addition, a number of legal and administrative proceedings against the Company involving claims of employment discrimination are pending. In the opinion of management, the disposition of these proceedings should not have a material adverse effect on the Company's financial position or results of operations.

NOTE 16: BUSINESS SEGMENTS

The Company currently operates in a single business segment as a designer and manufacturer of protective packaging, material handling solutions and componentry. The Company has product design, sales and manufacturing operations in the U.S. and the U.K., along with sales and manufacturing operations in Maquiladora zones in Mexico. The geographic distribution of net sales and operating income (loss) for the fiscal years ended August 31, 1999, 1998 and 1997 and of long-lived assets at August 31, 1999, 1998 and 1997 is set forth below. A portion of U.S. selling expenses has been allocated to the Mexican operations for all periods presented since a majority of the design and selling activity for the Mexican operations is performed by U.S. personnel. Operating income (loss) is gross profit less selling and administrative expenses.


------------------------------------------------------------------------------------------
August 31,                         1999                 1998                  1997
------------------------------------------------------------------------------------------
Net Sales
  United States                $191,732,957         $193,470,452         $178,587,326
  United Kingdom                 23,909,889           25,696,670           21,078,007
  Mexico                         18,198,154           13,735,088            9,541,442
------------------------------------------------------------------------------------------
    Total                      $233,841,000         $232,902,210         $209,206,775
------------------------------------------------------------------------------------------
Operating Income (Loss)
  United States                $ 22,935,788         $ 23,452,719         $ 18,087,518
  United Kingdom                   (407,436)          (2,043,964)             (34,582)
  Mexico                            717,811              153,507            1,565,755
------------------------------------------------------------------------------------------
    Total                      $ 23,246,163         $ 21,562,262         $ 19,618,691
------------------------------------------------------------------------------------------
Long-lived Assets
  United States                $ 86,379,603         $ 83,781,953         $ 85,431,006
  United Kingdom                 17,044,811           18,215,968           16,284,156
  Mexico                          9,527,409            8,361,718            4,078,411
------------------------------------------------------------------------------------------
    Total                      $112,951,823         $110,359,639         $105,793,573
------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 17: SUBSEQUENT EVENT

In September 1999, the Company purchased the principal business and operating assets of Lane Container Company of Dallas, Texas. Lane Container has particular expertise in specialty corrugated containers, heavy wall corrugated fabrication and custom wood crating services and is expected to add in excess of $8.0 million of new revenues in fiscal 2000. The Company will continue the business acquired at the same location under a lease with a third party. The consideration paid consisted of cash and assumed liabilities as well as additional cash consideration which may be paid to the seller based on certain sales made by the business acquired. The acquisition was accounted for as a purchase and a portion of the purchase price was allocated to goodwill.

NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial information is as follows:


---------------------------------------------------------------------------------------------------------------------
                                                               Fiscal Quarter Ended
                                November 30              February 28               May 31             August 31
---------------------------------------------------------------------------------------------------------------------
FISCAL 1999:
   Net Sales                    $60,466,000              $53,641,000             $59,703,000           $60,031,000
   Gross Profit                  15,087,000               12,014,000              13,695,000            14,410,000
   Net Income                     3,964,000                1,892,000               2,999,000             2,874,000
   Per Share of Common Stock:
     Basic net income                 $0.42                    $0.20                   $0.32                 $0.30
     Diluted net income               $0.41                    $0.20                   $0.31                 $0.30
     Dividends paid                      --                    $0.12                      --                 $0.12
     Stock market prices:
       High                          14-1/2                   14-1/2                  13-3/4                    14
       Low                               10                   12-1/4                   8-1/2               10-7/16

---------------------------------------------------------------------------------------------------------------------
                                November 30              February 28                  May 31             August 31
---------------------------------------------------------------------------------------------------------------------
FISCAL 1998:
   Net Sales                    $61,292,000              $55,919,000             $59,608,000           $56,083,000
   Gross Profit                  15,099,000               11,404,000              13,178,000            13,077,000
   net income                     3,772,000                 (889,000)              2,570,000             2,579,000
   Per Share of Common Stock:
     Basic net income                 $0.40                   ($0.09)                  $0.27                 $0.27
     Diluted net income               $0.39                   ($0.09)                  $0.27                 $0.27
     Dividends paid                      --                    $0.11                      --                 $0.11
     Stock market prices:
       High                          21-3/8                   18-1/2                  16-1/2                16-1/4
       Low                               17                   13-3/8                  15-3/8                14-3/8
=====================================================================================================================

REPORT OF INDEPENDENT AUDITORS     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   RESULTS OF OPERATIONS AND FINANCIAL CONDITION

--------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF TUSCARORA INCORPORATED

We have audited the accompanying consolidated balance sheets of Tuscarora Incorporated and subsidiaries as of August 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tuscarora Incorporated and subsidiaries as of August 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1999, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
    Ernst & Young LLP

    Pittsburgh, PA
    October 15, 1999

RESULTS OF OPERATIONS--FISCAL 1999
COMPARED TO FISCAL 1998

Net sales for the fiscal year ended August 31, 1999 were $233.8 million, an increase of $939,000, or 0.4% over fiscal 1998. The increase in net sales is due to a small acquisition in July 1998 and to the acquisition of Berry Packaging, Inc. in Sallisaw, Oklahoma in February 1999 and to higher sales levels in the consumer electronics and high technology industries in the last half of fiscal 1999. The overall increase in net sales was achieved despite modestly lower selling prices to customers through the first three quarters of the fiscal year as the Company passed on lower EPS resin costs to certain customers, lower sales to certain customers in the major appliance and high technology industries in the first and second quarters of the fiscal year and lower sales in the United Kingdom.

Net sales in the fourth quarter of fiscal 1999 were $60.0 million compared to $56.1 million in the same period last year, an increase of 7.0%. The fourth quarter was the only quarter during fiscal 1999 when the net sales were not less than or substantially the same as in the corresponding quarter of the prior fiscal year. The increase in net sales for the quarter was due primarily to significantly higher sales in the high technology industry and to higher selling prices to customers due to an increase in the cost of EPS resin that became effective during the quarter.

Gross profit for the fiscal year ended August 31, 1999 was $55.2 million, or 23.6% of net sales, compared to $52.8 million, or 22.7% of net sales, in fiscal 1998. The increase in gross profit margin for the fiscal year is due primarily to improved operating efficiencies at several key manufacturing facilities, including those in the U.K., and to the lower EPS raw material costs when compared to the prior fiscal year.

Selling and administrative expenses for the fiscal year ended August 31, 1999 increased 2.4%, or $764,000, to $32.0 million and increased slightly as a percentage of net sales to 13.7% from 13.4% in the previous fiscal year. The dollar increase was due primarily to higher employee costs added in the latter half of the fiscal year. Through the first three quarters of fiscal 1999 the selling and administrative expenses were less than in the corresponding quarters of the prior fiscal year due to the restructuring initiative taken in fiscal 1998 (see Note 14 of the Notes to Consolidated Financial Statements).

--------------------------------------------------------------------------------

Net sales and operating loss for the U.K. operations for the twelve months ended August 31, 1999 were $23.9 million and $407,000, respectively, compared to $25.7 million and $2.0 million, respectively, in fiscal 1998. The operating loss during the 1999 fiscal year was substantially less than during the prior fiscal year due to the improved operating efficiencies referred to above.

Interest expense for the fiscal year ended August 31, 1999 was $4.6 million compared to $4.9 million in fiscal 1998. The decrease of $325,000 was due to a slightly lower level of outstanding debt and to lower interest rates when compared to the prior fiscal year.

Income before income taxes for fiscal 1999 increased to $18.9 million from $13.2 million in fiscal 1998, an increase of 43.1%. The substantial increase was due to the increased gross profit and the effect of the restructuring charge in fiscal 1998.

The Company's effective tax rate decreased to 37.8% from 39.1% in fiscal 1998 due primarily to a lower effective state income tax rate.

Net income for the fiscal year ended August 31, 1999 was $11.7 million, an increase of 46.0% from the $8.0 million earned in fiscal 1998. The increase was due primarily to the increase in 1999 gross profit and the restructuring charge taken in fiscal 1998.

RESULTS OF OPERATIONS--FISCAL 1998 COMPARED TO FISCAL 1997

Net sales for the fiscal year ended August 31, 1998 were $232.9 million, an increase of $23.7 million, or 11.3% over fiscal 1997. Approximately 59% of the increase in net sales was attributable to the following acquisitions made in fiscal 1997: the acquisition of two custom molding businesses in the U.K. in October 1996 and July 1997, the acquisition of an integrated materials business in the U.S. in May 1997 and the acquisition of a thermoforming business in the U.S. in April 1997 (see Note 12 of the Notes to Consolidated Financial Statements). The balance of the increase in net sales was attributable to higher sales in the Company's existing core custom molding operations and the thermoforming operations. The sales increase was achieved despite slightly lower sales at the Company's existing integrated materials operations and some reduction in selling prices compared to the prior fiscal year resulting from lower EPS raw material costs.

Net sales in the fourth quarter of fiscal 1998 were $56.1 million compared to $54.2 million in fiscal 1997, an increase of 3.5%. The fiscal year over prior fiscal year growth rate in net sales in the fourth quarter was well below the growth rate in the three previous quarters of fiscal 1998, principally because sales from the businesses acquired in May and July 1997 had little effect, year over year, on sales increases in the quarter.

Gross profit for the fiscal year ended August 31, 1998 was $52.8 million, or 22.7% of net sales, compared to $48.3 million, or 23.1% of net sales, in fiscal 1997. The decrease in gross profit margin for the fiscal year was due primarily to continued well-below-objective gross profit margins at the Company's U.K. facilities.

Slower than anticipated demand from certain of the Company's high technology customers, particularly as it affected the start up of the Company's new plant in Brenham, Texas, also adversely affected gross profit. The decrease in gross profit margin occurred despite lowering EPS raw material costs throughout the period, compared to the prior fiscal year.

Selling and administrative expenses for the fiscal year ended August 31, 1998 increased 8.9%, or $2.6 million, to $31.2 million but decreased slightly as a percentage of net sales to 13.4% from 13.7% in the previous fiscal year. The dollar increase was due primarily to increased employee and other costs added in connection with the acquisitions of the businesses in October 1996 and May and July 1997. A dollar decrease in the six-month period ended August 31, 1998, compared to the six-month period ended February 28, 1998, was due primarily to a $3.5 million restructuring plan initiated in February 1998 (see Note 14 of the Notes to Consolidated Financial Statements).

--------------------------------------------------------------------------------

Net sales and operating loss for the U.K. operations for the twelve months ended August 31, 1998 were $25.7 million and $2.0 million, respectively, compared to $21.1 million and $35,000, respectively, in fiscal 1997.

Interest expense for the fiscal year ended August 31, 1998 was $4.9 million compared to $3.7 million in fiscal 1997. The increase of $1.2 million was due to a higher level of outstanding debt throughout the year, primarily as a result of additional borrowings to finance the business acquisitions in fiscal 1997 and capital expenditures in fiscal 1998.

Income before income taxes for fiscal 1998 decreased to $13.2 million from $15.4 million in fiscal 1997, a decrease of 14.6%. The decrease is due to the $3.5 million restructuring charge.

The Company's effective tax rate decreased to 39.1% from 39.8% in fiscal 1997. A lower effective state income tax rate accompanied by overaccruals of prior years' state income taxes was offset by lower income tax benefits resulting from the operating loss in the U.K.

Net income for the fiscal year ended August 31, 1998 was $8.0 million, a decrease of 13.6% from the $9.3 million earned in fiscal 1997. The decrease was due to the effect of the restructuring charge.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities amounted to $27.3 million, $21.7 million and $21.0 million in fiscal 1999, 1998 and 1997, respectively. Depreciation and amortization in fiscal 1999, 1998 and 1997 amounted to $17.6 million, $17.2 million and $15.3 million, respectively. Because a substantial portion of the Company's operating expenses is attributable to depreciation and amortization, the Company believes that its liquidity would not be adversely affected should a period of reduced earnings occur.

At August 31, 1999, inventories were higher than at the end of the previous fiscal year due to higher than normal purchases of raw materials during the latter part of the fourth quarter as a result of the announced price increases by the Company's raw material suppliers.

Capital expenditures for property, plant and equipment during fiscal 1999, 1998 and 1997 amounted to $19.5 million, $24.2 million and $21.3 million, respectively, including approximately $900,000, $1.3 million and $1.5 million, respectively, for environmental control equipment. The largest amount of the capital expenditures during all three years has been for machinery and equipment. For fiscal 1999, the expenditures included expenditures for the purchase of the Company's custom EPS molding facility in Lewisburg, Tennessee, which was previously leased; expenditures for leasehold improvements and machinery and equipment for custom molding capabilities at the Company's existing integrated materials facility in Hayward, California; expenditures for significant plant modernization and machinery and equipment upgrades at the custom molding facility in Sallisaw, Oklahoma acquired during the fiscal year (see the following paragraph); and expenditures for installation of new molding capabilities in Brenham, Texas.

In February 1999, the Company acquired the custom molding business of Berry Packaging, Inc. in Sallisaw, Oklahoma for cash (see Note 12 of the Notes to Consolidated Financial Statements) and on September 1, 1999, the Company acquired the principal business and operating assets of Lane Container Company in Dallas, Texas (see Note 17 of the Notes to Consolidated Financial Statements). The Company will continue to look for acquisitions which will mesh well with the Company's business. The aggregate amount of cash paid in connection with the Company's business acquisitions, net of cash acquired, during fiscal 1999, 1998 and 1997 amounted to $3.1 million, $1.1 million and $14.1 million, respectively.

--------------------------------------------------------------------------------

Long-term debt decreased from $61.2 at August 31, 1998 to $60.1 million at August 31, 1999, of which $56.7 million was borrowed under a credit agreement with the Company's principal bank, including $38.2 million out of an available $48.0 million under a revolving credit facility. During the twelve months ended August 31, 1999, $4.0 million was borrowed under the revolving credit facility primarily to fund capital expenditures during the fiscal year and for working capital.

On September 23, 1999, the Company entered into a new credit agreement with its principal bank and a second bank. The new agreement provides for a revolving credit facility of $45.0 million and $45.0 million in five-year term-notes. Proceeds from the term notes and amounts borrowed under the new revolving credit facility were used to pay the outstanding balance under the existing credit agreement. See Note 3 of the Notes to Consolidated Financial Statements for additional information with respect to long-term debt.

Cash dividends amounted to $2.3 million ($0.24 per share), $2.1 million ($0.22 per share) and $1.8 million ($0.19 per share) in fiscal 1999, 1998 and 1997, respectively.

Cash provided by operating activities as supplemented by the amount available under the new bank credit agreement should continue to be sufficient to fund the Company's operating needs, capital requirements and dividend payments.

MARKET RISKS

The Company is exposed to market risk from changes in interest rates and foreign exchange rates.

The Company's primary interest rate risk relates to its long-term debt obligations. At August 31, 1999, the Company had total long-term debt obligations, including the current portion of these obligations of $65,178,645. Of this amount, only $1,251,135 was in fixed rate obligations. The average interest rate on the Company's variable rate obligations decreased during the 1999 fiscal year; however, increases may occur during the 2000 fiscal year. Assuming a hypothetical 10% increase in the interest rate on the Company's variable rate obligations (i.e., an increase from the August 31, 1999 weighted average interest rate of 6.41% to a weighted average interest rate of 6.87%), annual interest expense would be increased by approximately $294,066 based on the August 31, 1999 outstanding balance of variable rate obligations.

The Company has entered into interest rate swap, cap and floor agreements with its principal bank to hedge against the market risk of such an interest rate increase. The combined notional value under these agreements at August 31, 1999 amounted to $33,125,000. The additional interest expense associated with these agreements during the 1999 fiscal year was not material. If the variable rate would exceed 6.8% during the 2000 fiscal year, the Company will receive a benefit under one of the agreements (i.e., a reduction in its interest expense).

A substantial majority of the Company's sales and earnings are transacted in U.S. dollars. This includes substantially all the sales resulting from the Mexican operations. As to the operations in the U.K., for fiscal 1999 net sales denominated in U.K. pounds sterling totaled $23.9 million or approximately 10% of the Company's net sales. The average exchange rate during fiscal 1999 was
1.64 U.S. dollars per U.K. pound sterling. Assuming a hypothetical adverse change of 10% in such average exchange rate from 1.64 to 1.49, the net sales of the U.K. operations would have decreased by $2.4 million and the operating loss of these operations would have decreased by $41,000 for fiscal 1999.

The subsidiaries that operate in the U.K. and Mexico have amounts payable denominated in U.S. dollars in addition to amounts payable denominated in U.K. pounds sterling and Mexican pesos which can act to mitigate the impact of foreign exchange rate changes. The Company has not entered into any foreign currency exchange contracts to hedge against the exchange rate risk.

The market risks described above are substantially the same as at the end of fiscal 1998.

--------------------------------------------------------------------------------

OUTLOOK

While the Company's net sales declined in the first half of fiscal 1999, considerable momentum was built in the second half of the fiscal year in both revenues and profitability. That strength, coupled with the acquisitions made in February and September 1999, should be sufficient to boost revenues and profitability in fiscal 2000. While progress was made toward improving the profitability of the Company's U.K. operations as well as underperforming facilities in North America, management will continue to focus its efforts on these operations in fiscal 2000. Management believes that, while significant improvement is still necessary, the U.K. operations should show a positive operating income for fiscal 2000.

Capital expenditures for fiscal 2000 are expected to approximate the capital expenditures during fiscal 1999 and, while the Company will continue to look for acquisition opportunities, no significant acquisitions are presently being negotiated.

While no new production sites are presently contemplated, the Company recently established a distribution facility in Dublin, Ireland, which is currently being supplied by the Company's plants in England and Scotland and hopes to expand its operations at this facility in fiscal 2000. The Company is also exploring opportunities to serve high technology customers in Guadalajara, Mexico.

YEAR 2000 COMPLIANCE

The Company has completed its assessment of the possible effect on the Company and its business of a malfunction of computers and other equipment with computer microchip processors that cannot properly process dates after December 31, 1999. The scope of the Company's efforts included (i) an evaluation of the Company's business information systems and manufacturing machinery and equipment, primarily its custom molding machines, (ii) an evaluation of the Year 2000 readiness of the Company's major raw material suppliers to determine if the Company should anticipate any problems in obtaining the Company's needed raw materials and (iii) an evaluation of significant customers whose Year 2000 readiness could cause a loss of business that might be material to the Company.

The Company converted its financial systems software to AS/400 based J.D. Edwards software which is Year 2000 compliant and upgraded its payroll, manufacturing and informational support systems. Hundreds of computers throughout the Company were tested and repaired or replaced as necessary. The Company successfully entertained Year 2000 assessment visits from some of its largest customers. The Company believes its business information systems and manufacturing machinery and equipment are Year 2000 compliant.

All major raw material suppliers were contacted regarding their Year 2000 readiness and responded. Based on the information received, the Company does not anticipate there will be problems in obtaining necessary raw materials.

Customers representing approximately 75% of the Company's total sales were contacted concerning their Year 2000 readiness as well, and responses were received from approximately 89% of the customers contacted. No negative responses were received.

The Year 2000 readiness of third parties is beyond the Company's control and, although not anticipated, the most reasonably likely worst case scenario of failure of the Company's key suppliers and customers to resolve their Year 2000 issues would be a short-term shutdown of manufacturing operations at one or more of the Company's facilities. In order to minimize the risk of failure of third parties to correct their Year 2000 issues in a timely manner, the Company has completed a contingency plan that would be put into effect in case such an event were to occur. The plan includes maintaining an inventory of raw materials and finished goods, purchasing raw materials from a number of raw material suppliers and a plan to quickly move manufacturing machinery and/or production molds from any plants that might be rendered inoperative to other similar plants to fulfill production requirements.

Primarily because the Year 2000 readiness of third parties is beyond the Company's control, the Company, like others, is vulnerable to business disruption, financial loss and other risks. Management believes, however, based on its own investigation and the information it has obtained, that any problems that might arise in connection with the Year 2000 issue should be resolved without materially affecting the Company's business, results of operations or financial condition. The cost to the Company of assessing and remediating Year 2000 issues has not been, and is not expected to be, significant.

--------------------------------------------------------------------------------

OTHER

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect fiscal 2000 results.

In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of SFAS Statement No. 133." This Statement defers for one year the effective date of SFAS No. 133. This Statement will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000, and when adopted by the Company, is not expected to have a material effect on the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Results of Operations and Financial Condition and the Notes to Consolidated Financial Statements contain, in addition to historical information, certain forward-looking statements. Such statements (which are typically identified by the words "believe," "should," "expect," "anticipate," and other expressions that look to the future) are based on assumptions and expectations which, although believed to be reasonable based on information available to the Company, are inherently subject to risks and uncertainties and which, consequently, may or may not be realized. The risks and uncertainties inherent in the assumptions and expectations could be material, and include, but are not limited to, economic and market conditions, the impact of competition, consumer buying trends, pricing trends, fluctuations in the cost and availability of raw materials and the ability to maintain favorable customer and supplier relationships and arrangements. The Company undertakes no obligation to update or revise any forward-looking statements.

ELEVEN YEAR CONSOLIDATED FINANCIAL SUMMARY

 YEAR ENDED AUGUST 31,                           1999         1998             1997         1996           1995
------------------------------------------------------------------------------------------------------------------
Net sales                                      $233,841     $232,902         $209,207      $182,590      $163,300
------------------------------------------------------------------------------------------------------------------
Income before income taxes                       18,860       13,181(a)         15,44        15,905        15,034
------------------------------------------------------------------------------------------------------------------
Net income                                       11,729        8,032(a)         9,295         9,653         8,980
------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                    17,281       17,231           15,286        12,977        10,890
------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding--basic        9,495        9,488            9,452         9,362         9,231
------------------------------------------------------------------------------------------------------------------
Basic net income per share                         1.24         0.85(a)          0.98          1.03          0.97
------------------------------------------------------------------------------------------------------------------
Diluted net income per share                       1.23         0.83(a)          0.97          1.01          0.96
------------------------------------------------------------------------------------------------------------------
Margin on sales                                     5.0%         3.4%             4.4%          5.3%          5.5%
------------------------------------------------------------------------------------------------------------------
Return on beginning shareholders' equity           14.7%        11.0%            14.3%         17.6%         19.0%
------------------------------------------------------------------------------------------------------------------
Working capital                                  37,273       34,859           29,784        23,224        22,390
------------------------------------------------------------------------------------------------------------------
Total assets                                    177,386      172,166          162,388       131,169       117,721
------------------------------------------------------------------------------------------------------------------
Long-term debt (excluding current portion)       60,065       61,184           57,166        39,249        36,510
------------------------------------------------------------------------------------------------------------------
Shareholders' equity                             86,684       79,524           72,817        64,827        54,773
------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share                     9.13         8.38             7.70          6.92          5.93
------------------------------------------------------------------------------------------------------------------
Dividends per share                                0.24         0.22             0.19          0.17          0.15
------------------------------------------------------------------------------------------------------------------

 YEAR ENDED AUGUST 31,                            1994             1993            1992         1991         1990         1989
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $120,085        $101,075        $95,809      $84,420      $85,458      $77,642
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                          9,017           6,285          8,289        6,856        7,912        7,479
--------------------------------------------------------------------------------------------------------------------------------
Net income                                          5,703           4,270(b)       4,981        4,230        4,874        4,478
--------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                       9,721           9,206          7,879        7,235        6,591        5,463
--------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding--basic          9,194           9,164          9,146        9,086        9,033        9,030
--------------------------------------------------------------------------------------------------------------------------------
Basic net income per share                           0.62            0.47(b)        0.54         0.47         0.54         0.50
--------------------------------------------------------------------------------------------------------------------------------
Diluted net income per share                         0.61            0.46(b)        0.54         0.46         0.53         0.49
--------------------------------------------------------------------------------------------------------------------------------
Margin on sales                                       4.7%            4.2%           5.2%         5.0%         5.7%         5.8%
--------------------------------------------------------------------------------------------------------------------------------
Return on beginning shareholders' equity             13.4%           10.9%          14.2%        13.4%        17.8%        19.0%
--------------------------------------------------------------------------------------------------------------------------------
Working capital                                    16,548          15,893         13,463       13,728       11,385       11,418
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                       94,225          79,769         75,510       63,775       60,677       53,138
--------------------------------------------------------------------------------------------------------------------------------
Long-term debt (excluding current portion)         25,284          23,930         22,121       14,870       16,264       13,165
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                               47,180          42,546         39,280       35,152       31,451       27,360
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share                       5.13            4.64           4.29         3.87         3.48         3.03
--------------------------------------------------------------------------------------------------------------------------------
Dividends per share                                  0.13            0.12           0.11         0.09         0.09         0.08
--------------------------------------------------------------------------------------------------------------------------------


In the above table, all dollar amounts, except per share data, are in thousands. The weighted average number of shares of Common Stock outstanding and the dividends and other per share amounts have been adjusted to reflect the 100% share distribution paid on April 14, 1992 and the 50% share distribution paid on January 13, 1997.

(a) Income before income taxes, net income and net income per share amounts for the 1998 fiscal year include the effect of a nonrecurring, pre-tax charge of $3,495,336 for restructuring costs. (See Note 14 to the financial statements.)

(b) Net income and net income per share for the 1993 fiscal year include income of $321,218 or $0.03 per share resulting from the cumulative effect of a change in the method of accounting for income taxes.