Form 10-K, Exhibit 13
period 2000-08-31
TUSCARORA INC
filed 2000-11-29
CIK 821538

                                                                      Exhibit 13


                                                       TABLE OF CONTENTS
                                                     TO THE CONSOLIDATED
                                                    FINANCIAL STATEMENTS


                                                            Consolidated      13
                                                              Statements
                                                               of Income

                                                            Consolidated      14
                                                          Balance Sheets

                                                            Consolidated      15
                                                              Statements
                                                           of Cash Flows

                                                            Consolidated      16
                                                              Statements
                                                        of Shareholders'
                                                                  Equity

                                                   Notes to Consolidated      17
                                                    Financial Statements

                                                               Report of      27
                                                    Independent Auditors

                                                            Management's      27
                                                          Discussion and
                                                     Analysis of Results
                                                       of Operations and
                                                     Financial Condition

CONSOLIDATED STATEMENTS OF INCOME

----------------------------------------------------------------------------------------------
Year Ended
August 31,                                  2000                 1999                1998
----------------------------------------------------------------------------------------------
Net Sales                               $273,687,494        $233,841,000        $232,902,210
Cost of Sales                            208,591,121         178,635,682         180,144,500
----------------------------------------------------------------------------------------------
  Gross profit                            65,096,373          55,205,318          52,757,710
----------------------------------------------------------------------------------------------
Selling and Administrative Expenses       37,394,750          31,959,155          31,195,448
Restructuring Costs (Note 15)                     --                  --           3,495,336
Interest Expense                           5,448,817           4,619,190           4,944,271
Other (Income) Expense--Net                 (563,271)           (232,602)            (58,756)
----------------------------------------------------------------------------------------------
                                          42,280,296          36,345,743          39,576,299
----------------------------------------------------------------------------------------------
  Income before income taxes              22,816,077          18,859,575          13,181,411
Provision for Income Taxes (Note 11)       8,618,122           7,130,451           5,149,463
----------------------------------------------------------------------------------------------
  Net income                            $ 14,197,955        $ 11,729,124        $  8,031,948
==============================================================================================
  Basic net income per share
    of Common Stock (Note 6)                   $1.52               $1.24               $0.85
  Diluted net income per share
    of Common Stock (Note 6)                   $1.51               $1.23               $0.83
  Cash dividends paid
    per share of Common Stock                  $0.27               $0.24               $0.22
==============================================================================================


The accompanying notes are an integral part of the consolidated financial statements.


                                                                  AR 2000  |  13

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------
Assets (August 31)                                                      2000                    1999
----------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                                    $   7,377,860           $   6,090,066
  Trade accounts receivable, less allowance of
    $634,505 in 2000; $670,033 in 1999                            48,457,015              33,427,529
  Inventories (Note 2)                                            33,962,576              22,490,918
  Prepaid expenses and other current assets                        3,801,453               2,425,187
----------------------------------------------------------------------------------------------------
    Total current assets                                          93,598,904              64,433,700
----------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Land                                                             4,039,090               3,950,046
  Buildings and improvements                                      70,367,481              63,141,812
  Machinery and equipment                                        137,079,923             131,943,609
----------------------------------------------------------------------------------------------------
    Total                                                        211,486,494             199,035,467
----------------------------------------------------------------------------------------------------
  Less accumulated depreciation                                 (108,990,502)            (97,980,580)
----------------------------------------------------------------------------------------------------
    Net property, plant and equipment                            102,495,992             101,054,887
----------------------------------------------------------------------------------------------------
OTHER ASSETS
  Goodwill, net                                                    8,371,686               8,667,816
  Other non-current assets, net                                    5,053,772               3,229,120
----------------------------------------------------------------------------------------------------
    Total other assets                                            13,425,458              11,896,936
----------------------------------------------------------------------------------------------------
    Total assets                                               $ 209,520,354           $ 177,385,523
====================================================================================================
Liabilities and Shareholders' Equity (August 31)
----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Current maturities of long-term debt (Note 3)                $   5,195,494           $   5,113,972
  Accounts payable                                                19,994,070              15,133,063
  Accrued income taxes                                                    --                 276,112
  Accrued payroll and related taxes                                1,608,630               1,518,769
  Other current liabilities                                        6,332,526               5,017,092
----------------------------------------------------------------------------------------------------
    Total current liabilities                                     33,130,720              27,059,008
----------------------------------------------------------------------------------------------------
LONG-TERM DEBT (Note 3)                                           78,763,774              60,064,673
DEFERRED INCOME TAXES (Note 11)                                      579,076               1,123,373
OTHER LONG-TERM LIABILITIES                                        2,322,821               2,454,547
----------------------------------------------------------------------------------------------------
    Total liabilities                                            114,796,391              90,701,601
----------------------------------------------------------------------------------------------------
COMMITMENTS (Note 16)                                                     --                      --
SHAREHOLDERS' EQUITY
  Preferred Stock--par value $.01 per share;
    authorized shares, 2,000,000; none issued                             --                      --
  Common Stock--without par value; authorized shares,
    50,000,000; issued shares, 9,602,418 in 2000,
    9,568,343 in 1999 (Note 4)                                     9,602,418               9,568,343
  Capital surplus (Note 4)                                         1,964,514               1,696,670
  Retained earnings                                               89,370,918              77,680,902
  Accumulated other comprehensive loss (Note 5)                   (2,314,459)               (481,262)
----------------------------------------------------------------------------------------------------
    Total                                                         98,623,391              88,464,653
----------------------------------------------------------------------------------------------------
  Less Common Stock in treasury--309,268 shares
    in 2000; 138,468 shares in 1999; at cost                      (3,899,428)             (1,780,731)
----------------------------------------------------------------------------------------------------
    Total shareholders' equity                                    94,723,963              86,683,922
----------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                 $ 209,520,354           $ 177,385,523
====================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


14  |

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------
Year Ended
August 31,                                                            2000                   1999                   1998
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                        $ 14,197,955           $ 11,729,124           $  8,031,948
Adjustments to reconcile net income to
  cash provided by operating activities:
    Depreciation                                                    16,762,875             16,363,522             16,080,389
    Amortization                                                     1,334,356              1,226,042              1,150,138
    Provision for losses on receivables                                121,485                145,319                311,711
    Decrease in deferred income taxes                                 (596,976)              (494,962)              (748,329)
    Loss (gain) on sale, abandonment or write-down of
      property, plant and equipment, net (Note 15)                    (124,118)                67,442              2,470,209
    Loss (gain) on disposition of investments                          (79,459)               (78,390)                    --
    Stock compensation expense                                          12,189                 12,011                 13,513
Changes in operating assets and liabilities, net of
  effects of business acquisitions:
  Decrease (increase):
    Trade accounts receivable                                      (14,634,591)               980,761             (3,095,960)
    Inventories                                                    (11,089,354)            (1,875,503)            (1,816,520)
    Prepaid expenses and other current assets                       (1,280,700)              (829,221)              (357,209)
    Other non-current assets                                          (499,418)               (55,389)               271,362
  Increase (decrease):
    Accounts payable                                                 4,753,852                710,325             (2,490,497)
    Accrued income taxes                                              (301,382)               (34,061)               (55,307)
    Accrued payroll and related taxes                                  108,145                300,043                241,914
    Other current liabilities                                        1,586,217               (837,492)             2,112,943
    Other long-term liabilities                                       (108,996)               (40,819)              (357,788)
------------------------------------------------------------------------------------------------------------------------------
      Cash provided by operating activities                         10,162,080             27,288,752             21,762,517
------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Issuance of loan to customer                                          (767,970)                    --                     --
Purchase of property, plant and equipment                          (20,344,272)           (19,491,132)           (24,153,483)
Business acquisitions, net of cash acquired (Note 13)               (4,268,663)            (3,090,313)            (1,062,744)
Proceeds from sale of property, plant and equipment                  3,112,082                887,112              1,399,612
Other investing activities, net                                       (151,005)                18,196                (51,303)
------------------------------------------------------------------------------------------------------------------------------
      Cash used for investing activities                           (22,419,828)           (21,676,137)           (23,867,918)
------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                        23,690,000              4,000,000              9,221,670
Principal payments on long-term debt                                (5,387,522)            (5,318,515)            (5,156,164)
Dividends paid                                                      (2,507,939)            (2,288,360)            (2,083,750)
Proceeds from sale of Common Stock                                     269,338                156,281                402,746
Payments to reacquire Common Stock                                  (2,098,305)            (1,575,688)                    --
------------------------------------------------------------------------------------------------------------------------------
      Cash provided by (used for)
         financing activities                                       13,965,572             (5,026,282)             2,384,502
------------------------------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS                                          (420,030)                51,452                 78,031
      Net increase in cash and cash equivalents                      1,287,794                637,785                357,132
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     6,090,066              5,452,281              5,095,149
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                        $  7,377,860           $  6,090,066           $  5,452,281
------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA
Income taxes paid                                                 $  9,522,028           $  7,861,502           $  6,058,530
Interest paid                                                     $  4,765,360           $  5,018,886           $  5,080,415
==============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                                  AR 2000  |  15

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 Common Stock                                                  Treasury Shares
                           ------------------------                                           ------------------
                                                                                Accumulated
                                                                                   Other
                                                                               Comprehensive
                              Shares                    Capital     Retained       Income
                              Issued      Amount        Surplus     Earnings       (Loss)        Shares       Amount         Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1997             9,479,241   $9,479,241     $1,071,878  $62,291,940    $  49,999        4,620     ($75,710)  $72,817,348
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                           8,031,948                                            8,031,948
Foreign currency
  translation gain                                                                  342,151                                 342,151
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                 8,031,948      342,151                               8,374,099
Sale of shares under
  Common Stock
  purchase plan                 9,516        9,516        147,461                                                           156,977
Sale of shares under
  stock option plans           42,099       42,099        216,243                                 (4,371)      71,877       330,219
Shares acquired in
  payment of
  option price                                                                                     4,371      (70,936)      (70,936)
Dividends paid
  ($0.22 per share)                                                 (2,083,750)                                          (2,083,750)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1998             9,530,856   $9,530,856     $1,435,582  $68,240,138    $ 392,150        4,620     ($74,769)  $79,523,957
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                          11,729,124                                           11,729,124
Foreign currency
  translation loss                                                                 (873,412)                               (873,412)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                11,729,124     (873,412)                             10,855,712
Sale of shares under
  Common Stock
  purchase plan                11,185       11,185        130,882                                                           142,067
Sale of shares under
  stock option plans           26,302       26,302        130,206                                (10,418)     134,835       291,343
Shares acquired in
  payment of
  option price                                                                                    20,416     (265,109)     (265,109)
Shares acquired under
  share repurchase
  program                                                                                        123,850   (1,575,688)   (1,575,688)
Dividends paid
  ($0.24 per share)                                                 (2,288,360)                                          (2,288,360)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
August 31, 1999             9,568,343   $9,568,343     $1,696,670  $77,680,902    ($481,262)     138,468  ($1,780,731)  $86,683,922
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                          14,197,955                                           14,197,955
Foreign currency
  translation loss                                                               (1,833,197)                             (1,833,197)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                14,197,955   (1,833,197)                             12,364,758
Sale of shares under
  Common Stock
  purchase plan                11,371       11,371        134,509                                                           145,880
Sale of shares under
  stock option plans           22,704       22,704        133,335                                 (7,046)      87,609       243,648
Shares acquired in
  payment of
  option price                                                                                     7,046     (108,001)     (108,001)
Shares acquired under
  share repurchase program                                                                       170,800   (2,098,305)   (2,098,305)
Dividends paid
  ($0.27 per share)                                                 (2,507,939)                                          (2,507,939)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT
AUGUST 31, 2000             9,602,418   $9,602,418     $1,964,514  $89,370,918  ($2,314,459)     309,268  ($3,899,428)  $94,723,963
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

16  |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


NATURE OF OPERATIONS

Tuscarora Incorporated (the Company) custom designs and manufactures protective packaging, material handling solutions and specialty components utilizing a variety of materials to meet each customer's specific end-use requirements. Material options, used singularly or in combination, include molded and diecut foam plastics, corrugated paperboard, wood and thermoformed plastics. Among the Company's customers are major manufacturers in the following industries: high technology and telecommunications, automotive and recreational vehicles, consumer electronics, large and small appliances, building products and office furniture and pharmaceuticals and specialty chemicals.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Tuscarora Incorporated and its subsidiaries. Significant inter-company accounts and transactions have been eliminated.


REVENUE RECOGNITION

The Company recognizes revenue upon shipment of products to customers, at which point title passes to the customer, or upon performance of services.


FOREIGN CURRENCY TRANSLATION

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the exchange rates prevailing at each balance sheet date while revenues and expenses are translated into U.S. dollars at the average exchange rates for each period presented. The translation adjustments are included in accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are reflected in Other (Income) Expense.


CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of 90 days or less to be cash equivalents.


CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to credit risk, consist primarily of trade accounts receivable. However, due to the large number of the Company's customers and their dispersion across many geographic areas and industries, concentrations of credit risk with respect to trade accounts receivable are limited. This risk is further reduced by the Company's maintenance of credit insurance on certain large accounts.


INVENTORIES

Inventories other than finished goods are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Finished goods are stated at the lower of average cost or market and include the cost of material, labor and manufacturing overhead.


PROPERTY, PLANT AND EQUIPMENT

Land, buildings and equipment are stated on the basis of cost. Major renewals and betterments are capitalized while replacements and maintenance and repairs, which do not improve or extend the life of the asset, are expensed in the year incurred. When properties are disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is reflected in Other (Income) Expense.

Provisions for depreciation of plant and equipment are computed on the straight-line method based on the following estimated useful lives:

  Buildings and improvements .......... 10-30 years

  Machinery and equipment ............. 3-10 years


                                                                  AR 2000  |  17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

OTHER ASSETS

Other assets consist primarily of goodwill and other intangible assets such as covenants not to compete which have been acquired in connection with business acquisitions and are amortized using the straight-line method. Goodwill is amortized over 15 years and the covenants not to compete over the period covered by each agreement.

The Company reviews the carrying value of its long-lived assets, including goodwill, and impairments are recognized when the expected future operating cash flows derived from the assets are less than their carrying values.


DERIVATIVE FINANCIAL INSTRUMENTS

The Company has entered into an interest rate swap and cap agreement with its principal bank, the purpose of which is to reduce the impact of increases in interest rates on the Company's variable rate long-term debt (see Note 3). The Company accounts for the agreement under the accrual method, which requires amounts paid or received under the agreement to be recognized as adjustments to interest expense.


STOCK-BASED COMPENSATION

Stock options granted by the Company are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). In accordance with APB No. 25, no stock-based compensation expense has been recognized in the accompanying financial statements for the Company's employee stock options since the exercise price of the outstanding stock options has equaled the market price of the underlying stock on the date of grant of the stock options. Stock-based compensation expense under APB No. 25 is recognized in the accompanying financial statements for the Company contributions under the Company's Common Stock Purchase Plan.


NET INCOME PER SHARE

Net income per share (see Note 6) is calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Basic net income per share computations are based on the weighted average number of shares of Common Stock outstanding. Diluted net income per share computations reflect the assumed exercise of outstanding stock options based on the treasury stock method as prescribed by SFAS No. 128.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.


RECLASSIFICATION

Certain amounts in the Consolidated Statements of Cash Flows for the prior fiscal years have been reclassified to be consistent with the presentation for the fiscal year ended August 31, 2000.


ACCOUNTING PRONOUNCEMENTS

In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Subsequently, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of SFAS Statement No. 133," which deferred the effective date of SFAS No. 133 for one year. SFAS No. 133 became applicable to the Company on September 1, 2000 and will result in a charge to income or expense or an item of accumulated other comprehensive income (loss) which will not be significant.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements" to clarify the revenue recognition rules for certain types of transactions. The Company is currently evaluating the effect of implementing SAB 101, which is required to be adopted by the Company by the fourth quarter of the fiscal year ended August 31, 2001.


NOTE 2: INVENTORIES

Inventories at August 31, 2000 and 1999 are summarized as follows:

---------------------------------------------------------
August 31,                    2000               1999
---------------------------------------------------------
Finished goods            $12,099,704       $10,606,473
Work in process               118,190           198,093
Raw materials              19,938,692        10,326,444
Supplies                    1,805,990         1,359,908
---------------------------------------------------------
Total                     $33,962,576       $22,490,918
=========================================================


18  |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

NOTE 3: LONG-TERM DEBT

In September 1999, the Company entered into a new $90,000,000 credit agreement with its principal bank (Mellon Bank, N.A.) and a second bank providing for a $45,000,000 revolving credit facility expiring on September 1, 2004 and $45,000,000 in five-year term notes. The Company initially borrowed $19,030,000 under the revolving credit facility and $45,000,000 under the term notes. The term notes are repayable in quarterly installments of $1,125,000 with a final payment of $22,500,000 on September 1, 2004. The proceeds were used primarily to repay in full the outstanding borrowings under the credit agreement with the Company's principal bank in effect at August 31, 1999. In August 2000, the credit agreement was amended to increase the amount available under the revolving credit facility to $55,000,000 through August 30, 2001. At August 31, 2000, $14,970,000 remained available under the increased revolving credit facility. Under the credit agreement, the Company may choose between interest rate options for specified interest periods for both the revolving credit facility and the term notes. The credit agreement also provides for a facility fee of 0.25% per annum on each lender's commitment.

Long-term debt outstanding at August 31, 2000 and 1999 is summarized as set forth below:


------------------------------------------------------------------------------------------------------------------------
                                                                Interest Rate at                 August 31,
                                                                 August 31, 2000           2000              1999
------------------------------------------------------------------------------------------------------------------------
Notes under bank credit agreement:
  Variable rate revolving credit note                                  7.87%           $40,030,000        $38,215,000
  Variable rate term notes with final
  payment on September 1, 2004                                         7.91%            40,500,000         23,125,000

Other long-term debt:
  Variable rate industrial development bonds
    subject to annual mandatory sinking fund
    redemption through December 1, 2000,
    with final payment on December 1, 2001                             4.42%             1,600,000          2,025,000
  Variable rate mortgage note payable in quarterly
    installments, through March 30, 2006                              10.00%               479,179            562,511
  Capitalized lease obligations payable in monthly
    installments through May 25, 2005                                  8.24%             1,227,525          1,079,078
Other                                                                  5.00%               122,564            172,056
------------------------------------------------------------------------------------------------------------------------
                                                                                        83,959,268         65,178,645
Less amounts due within one year, included in current liabilities                        5,195,494          5,113,972
------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                   $78,763,774        $60,064,673
========================================================================================================================


The outstanding borrowings by the Company under the bank credit agreement are unsecured. The bank credit agreement contains covenants that require the Company to maintain a certain tangible net worth, as well as certain financial ratios. These covenants also impose limitations on the amount that the Company may pay during any fiscal year for property, plant and equipment and business acquisitions. The agreement relative to the Company's industrial development bonds also contains financial covenants. At August 31, 2000, approximately $7,600,000 of retained earnings was available for the payment of cash dividends by the Company without causing a violation of any of the financial covenants.


                                                                  AR 2000  |  19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

Aggregate maturities of long-term debt for the next five fiscal years are as follows:

-----------------------------------
  August 31,
-----------------------------------
  2001                $ 5,195,494
  2002                  5,961,921
  2003                  4,796,454
  2004                  4,726,880
  2005                 62,768,920
===================================

The amount becoming due in the fiscal year ended August 31, 2005 includes the final payment of $22,500,000 due under the five-year term notes under the bank credit agreement as well as the amount due under the revolving credit facility.

At August 31, 2000, $18,500,000 of the Company's long-term debt was subject to an interest rate swap and cap agreement with the Company's principal bank. The purpose of the agreement is to reduce the impact of increases in interest rates on the Company's variable rate long-term debt. The fair value of the agreement is not material.


NOTE 4: COMMON STOCK

In all transactions involving the authorized but unissued shares of the Company's Common Stock, an amount equal to $1.00 times the number of shares issued is credited to the Common Stock account and the balance of the purchase price is credited to the Capital Surplus account.


NOTE 5: COMPREHENSIVE INCOME

Total comprehensive income, shown before the related income tax effect, for each of the fiscal years ended August 31, 2000, 1999 and 1998 was as follows:

----------------------------------------------------------------------------------------
Year Ended August 31,                           2000            1999           1998
----------------------------------------------------------------------------------------
Net income                                   $14,197,955     $11,729,124    $8,031,948
Foreign currency translation (loss) gain      (1,833,197)       (873,412)      342,151
----------------------------------------------------------------------------------------
Comprehensive income                         $12,364,758     $10,855,712    $8,374,099
========================================================================================

The income tax benefit (expense) related to comprehensive income for the fiscal years ended August 31, 2000, 1999 and 1998 was $692,948, $330,150 and
($133,781), respectively. At August 31, 2000 and 1999, accumulated other comprehensive loss, which consisted entirely of foreign currency translation adjustments, amounted to ($2,314,459) and ($481,262), respectively.

NOTE 6: NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share of Common Stock in accordance with the provisions of SFAS No. 128, "Earnings Per Share," for each of the fiscal years ended August 31, 2000, 1999 and 1998:

----------------------------------------------------------------------------------------------------
Year Ended August 31,                                 2000               1999            1998
----------------------------------------------------------------------------------------------------
Net income                                          $14,197,955       $11,729,124     $8,031,948
----------------------------------------------------------------------------------------------------
Weighted average shares of
  Common Stock outstanding--basic                     9,343,040         9,494,648      9,488,436

Effect of dilutive securities
  Stock options                                          63,787            75,554        168,147
----------------------------------------------------------------------------------------------------

Weighted average shares of
  Common Stock outstanding--dilutive                  9,406,827         9,570,202      9,656,583

Basic net income per share of Common Stock          $      1.52       $      1.24     $     0.85
----------------------------------------------------------------------------------------------------

Diluted net income per share of Common Stock        $      1.51       $      1.23     $     0.83
====================================================================================================

Securities not included in the computation of diluted net income per share for the periods presented were as follows:

----------------------------------------------------------------------------------------------------
Year Ended August 31,                                 2000               1999            1998
----------------------------------------------------------------------------------------------------
Stock options                                        983,748            913,768         157,917
Option price range                                $12.82-$19.16      $12.82-$19.16       $19.16
====================================================================================================

The options to purchase shares of Common Stock not included in the computations of diluted net income per share for the periods presented were excluded because the exercise price of the stock options was greater than the average market price of the Company's Common Stock during the periods.


20  |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

NOTE 7: SHAREHOLDER RIGHTS PLAN

In August 1998, the Company adopted a Shareholder Rights Plan under which the holder of each share of the Company's outstanding Common Stock has an associated preferred stock purchase right. The rights become exercisable to purchase shares of a series of the Company's authorized Preferred Stock designated as the Series A Junior Participating Preferred Stock under certain circumstances, and in the event a person or group would acquire 20% or more of the Company's Common Stock, the rights, if not previously redeemed, would entitle the holders (other than such person or a member of such group) to purchase shares of the Common Stock of Series A Junior Participating Preferred Stock of the Company or common shares of an acquiring company at 50% of the respective shares' current fair market value. The rights expire on August 31, 2008.


NOTE 8: SHARE REPURCHASE PLAN

In October 1998, the Company's Board of Directors authorized the repurchase of up to 250,000 shares of the Company's Common Stock at prices not to exceed $15 per share through August 31, 1999. This authorization has subsequently been extended through August 31, 2001, with the maximum number of shares that may be repurchased increased to 500,000. There was no increase in the maximum price per share that may be paid. During the fiscal year ended August 31, 2000, the Company repurchased 170,800 shares of Common Stock at prices ranging from $10.94 to $13.94 per share. During the fiscal year ended August 31, 1999, the Company repurchased 123,850 shares of Common Stock at prices ranging from $9.94 to $13.94 per share.


NOTE 9: STOCK OPTIONS

In December 1997, the Company's shareholders approved the 1997 Stock Incentive Plan (the 1997 Plan) under which the Board of Directors may grant options to purchase a total of 750,000 shares of the Company's Common Stock to key employees of the Company and its subsidiaries and to the Company's non-employee directors. At August 31, 2000, 74,700 shares remained available for the grant of stock options under the 1997 Plan.

The Company also has a prior stock option plan under which options to purchase shares of the Company's Common Stock granted to key employees of the Company and its subsidiaries remain outstanding. No further stock options may be granted under this plan.

All outstanding stock options have been granted at 100% of the fair market value of the Company's Common Stock on the date of grant. The stock options have ten-year option terms. The option price may be paid in cash, in already-owned shares of the Company's Common Stock held for at least one year, or in a combination of cash and shares, except in the case of U.K. employees who must pay the option price in cash. Data concerning the outstanding stock options for each of the fiscal years ended August 31, 2000, 1999 and 1998 is as follows:


                                                2000                        1999                         1998
                                        --------------------         ------------------           ------------------
                                                    WEIGHTED                   Weighted                     Weighted
                                                    AVERAGE                    Average                       Average
                                                    EXERCISE                   Exercise                     Exercise
                                          SHARES     PRICE            Shares     Price            Shares      Price
----------------------------------------------------------------------------------------------------------------------
Balance at September 1                  1,266,775    $13.99           768,595   $13.99            640,590    $12.08
Options granted                           140,000     12.83           554,100    12.83            202,700     18.92
Options exercised                         (29,750)     7.93           (36,720)    7.93            (46,470)     7.11
Options expired                           (44,750)    14.93           (19,200)   14.93            (28,225)    17.43
----------------------------------------------------------------------------------------------------------------------
Balance at August 31                    1,332,275    $13.69         1,266,775   $13.69            768,595    $13.99
----------------------------------------------------------------------------------------------------------------------
Exercisable at August 31                  809,525    $14.33           722,675   $14.33            768,595    $13.99
======================================================================================================================

Stock options outstanding at August 31, 2000 are as follows:

        RANGE OF          OPTIONS AT       WEIGHTED AVERAGE       WEIGHTED AVERAGE
     EXERCISE PRICES    AUGUST 31, 2000     EXERCISE PRICE   REMAINING CONTRACTUAL LIFE
----------------------------------------------------------------------------------------
    $  6.67-$9.99            58,200             $ 7.53              0.8 years
    $10.00-$14.99           988,825              12.67              7.1 years
    $15.00-$19.16           285,250              17.91              6.3 years
----------------------------------------------------------------------------------------
            Total         1,332,275
========================================================================================

                                                                  AR 2000  |  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

The following pro forma information regarding net income and basic and diluted net income per share, required by SFAS No. 123 "Accounting and Disclosure of Stock-Based Compensation," has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for the stock options is estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 5.8%, 4.75% and 5.50% for the fiscal years ended August 31, 2000, 1999 and 1998, respectively; a volatility factor of the expected market price of the Company's Common Stock of 0.37, 0.31 and 0.25 for the fiscal years ended August 31, 2000, 1999 and 1998, respectively; a weighted average expected option life of 10 years for the fiscal years ended August 31, 2000 and 1999 and 7 years for the fiscal year ended August 31, 1998; and a 1.00% dividend yield. For purposes of the pro forma disclosure, the estimated fair value of the options granted ($6.46, $5.67 and $6.72 per share for the fiscal years ended August 31, 2000, 1999 and 1998, respectively) is charged to expense over the period during which the stock options vest. For the fiscal years ended August 31, 2000, 1999 and 1998, the Company's reported and pro forma net income and basic and diluted net income per share of Common Stock are shown below.

AS REPORTED:                           2000            1999            1998
-------------------------------------------------------------------------------
Net income                          $14,197,955     $11,729,124     $8,031,948
Basic net income per share
   of Common Stock                     $1.52           $1.24           $0.85
Diluted net income per share
   of Common Stock                     $1.51           $1.23           $0.83
-------------------------------------------------------------------------------
PRO FORMA:
-------------------------------------------------------------------------------
Net income                          $13,108,723     $10,898,604     $6,779,143
Basic net income per share
   of Common Stock                     $1.40           $1.15           $0.71
Diluted net income per share
   of Common Stock                     $1.39           $1.14           $0.70
===============================================================================

NOTE 10: COMMON STOCK PURCHASE PLAN

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




22  |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

NOTE 11: INCOME TAXES

For the fiscal years ended August 31, 2000, 1999 and 1998, income (loss) before income taxes consists of the following:


--------------------------------------------------------------
Year Ended
August 31,         2000            1999            1998
--------------------------------------------------------------
  U.S.
  operations    $21,284,818     $19,479,484     $15,506,129

  Foreign
  operations      1,531,259        (619,909)     (2,324,718)
--------------------------------------------------------------
  Total         $22,816,077     $18,859,575     $13,181,411
==============================================================



The provision (benefit) for taxes on income consists of the following:


--------------------------------------------------------
Year Ended
August 31,         2000            1999         1998
--------------------------------------------------------
Current:
  Federal      $7,469,698      $6,880,338   $5,780,529
  State         1,196,307         582,510      115,913
  Foreign         549,093         213,494       21,232
--------------------------------------------------------
                9,215,098       7,676,342    5,917,674
--------------------------------------------------------
Deferred:
  Federal        (296,601)       (162,891)    (295,887)
  State          (141,787)       (187,841)     (86,740)
  Foreign        (158,588)       (195,159)    (385,584)
--------------------------------------------------------
                 (596,976)       (545,891)    (768,211)
--------------------------------------------------------
  Total        $8,618,122      $7,130,451   $5,149,463
========================================================


The following is a reconciliation of the statutory U.S. Corporate federal income tax rate to the effective income tax rate:

---------------------------------------------------------
Year Ended
August 31,            2000            1999         1998
---------------------------------------------------------
U.S. statutory
  rate applied to
  pre-tax income      35.0%           35.0%        35.0%
State income taxes
  net of federal
  tax benefit          2.4%            1.4%         2.4%
Prior years' state
  income tax
  overaccruals          --              --         (2.2%)
Other                  0.4%            1.4%         3.9%
---------------------------------------------------------
                      37.8%           37.8%        39.1%
=========================================================


Deferred income tax assets and liabilities at August 31, 2000 and 1999 were comprised of the following:

-------------------------------------------------------
August 31,                           2000        1999
-------------------------------------------------------
Deferred income tax assets:
   Allowance for
     bad debts                 $  266,295   $  263,127
   U.K. net operating
     loss carry forwards          707,001      399,512
   U.K. deferred interest
     expense                      265,943      670,234
   Supplemental
     pension benefits             615,229      503,072
   Other                          523,957      557,889
-------------------------------------------------------
   Total                        2,378,425    2,393,834
-------------------------------------------------------
Deferred income tax
 liabilities:
   Depreciation                 2,115,815    3,195,971
   Other                          191,726       43,548
-------------------------------------------------------
   Total                        2,307,541    3,239,519
-------------------------------------------------------
Valuation allowance              (649,960)    (277,688)
   Net deferred income tax
     liability                 $  579,076   $1,123,373
-------------------------------------------------------

Undistributed net income of the Company's Mexican subsidiaries totaled $1,930,585 and $593,722 at August 31, 2000 and 1999, respectively. These earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal or state income taxes has been provided.

The valuation allowance is attributable to the Company's U.K. operations. The U.K. net operating loss carry forwards, which will be applied against future taxable income, can be carried forward indefinitely.


NOTE 12: RETIREMENT BENEFITS

The Company maintains non-contributory individual account defined contribution pension plans covering most employees in the U.S. and a contributory individual account defined contribution pension plan covering most salaried employees in the U.K. Under these pension plans, the Company contribution is 5.5% of total compensation for most employees. Benefits generally do not become vested until, but become fully vested upon, five full years of employment in the U.S. and two full years of employment in the U.K. Normal retirement age under all plans is age 65. The Company contributions for the fiscal years ended August 31, 2000, 1999 and 1998 were $2,558,087, $2,321,219 and $2,237,627, respectively.

The Company also maintains Section 401 (k) plans covering most salaried and hourly employees in the U.S. The Company makes matching contributions based upon the savings of participants, subject to certain limitations. All contributions are made to the plan trustee, are fully vested and are invested by the plan trustee among various investment options in accordance with instructions from the participants. The Company contributions for the fiscal years ended August 31, 2000, 1999 and 1998 were $246,161, $202,753 and $163,495, respectively.


                                                                  AR 2000  |  23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================


The Company has an unfunded supplemental executive retirement plan under which the Company will pay benefits directly to certain key employees following their retirement. The Company's cost, which is based on a percentage of the compensation of each participant plus interest, is accrued each fiscal quarter and reflected as a long-term liability. For the fiscal years ended August 31, 2000, 1999 and 1998, the Company accrued $82,159, $65,992 and $63,837 in connection with this plan. No benefit payments have been made under this plan and the total accrued benefit at August 31, 2000 was $270,948.

In addition, certain former key employees of the Company or their beneficiaries are receiving unfunded supplemental retirement benefits directly from the Company, the future costs of which are also reflected as a liability. As of August 31, 2000, the total liability for the supplemental retirement benefits amounted to $1,063,481, of which $136,453 represents amounts payable within one year. For the fiscal years ended August 31, 2000, 1999 and 1998, the Company paid $143,235, $119,788 and $120,494 in connection with these arrangements.

The Company does not provide any other significant postretirement benefits.


NOTE 13: ACQUISITIONS

During the fiscal year ended August 31, 2000, the Company completed three acquisitions. In September 1999, the Company purchased the specialty corrugated container, heavy wall corrugated fabrication and custom wood crating business of Lane Container Company of Dallas, Texas. The Company is continuing the business acquired at its current location under a lease with a third party. In February 2000, the Company purchased the custom wood pallet and container business of Erickson Wood Products of Belmont, California. The business acquired was relocated to the Company's existing manufacturing facility in Hayward, California. In March 2000, the Company purchased the interior foam cushion fabricating business of Cushion Packaging Company of Dallas, Texas. The Company intends to relocate the business acquired to its facility in Dallas, Texas upon the expiration of the existing lease. In each acquisition, the Company paid cash and agreed to pay additional consideration contingent on the operating performance or certain sales of the business acquired. Any additional consideration paid will be accounted for as additional purchase price. The aggregate purchase price, part of which has been allocated to goodwill and covenants not to compete, is not material.

During the fiscal year ended August 31, 1999, the Company purchased the custom foam molding business, including the associated real estate, of Berry Packaging, Inc. in Sallisaw, Oklahoma for cash and agreed to pay additional consideration contingent on certain sales of the business acquired. Any contingent consideration paid is accounted for as additional purchase price. The purchase price, a portion of which was allocated to goodwill, was not material. There were no business acquisitions of any significance during the fiscal year ended August 31, 1998.

During the fiscal years ended August 31, 2000, 1999 and 1998, amounts paid as additional consideration in connection with the Company's acquisitions have not been material. All the acquisitions during the fiscal years ended August 31, 2000, 1999 and 1998 have been accounted for as purchases. The operating results of the acquisitions are included in the Company's consolidated results of operations from the date of acquisition. The combined operating results, including the operating results of the acquired businesses had they been included at the beginning of the fiscal year of acquisition, would not be materially different from the consolidated results of operations as reported.


NOTE 14: LEASE COMMITMENTS

Rental expense charged to operations for the fiscal years ended August 31, 2000, 1999 and 1998 amounted to $6,409,917, $6,597,043 and $6,550,994, respectively.
The approximate net minimum rentals required to be paid under all non-cancelable operating leases during each of the next five fiscal years is as follows:

--------------------------------
August 31,
--------------------------------
2001                $5,004,006
2002                 4,399,720
2003                 3,957,085
2004                 3,343,879
2005                 1,967,828
Thereafter           4,042,819
================================


Substantially all the rental payments represent commitments under leases for manufacturing and warehouse facilities and under leases for trucking equipment. The Company has the option to purchase certain of the leased manufacturing and warehouse facilities. The Company also has capitalized lease obligations that are not significant (see Note 3).


24  |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

NOTE 15: RESTRUCTURING COSTS

In February 1998, the Company initiated a $3,500,000 restructuring plan to reduce costs and increase future financial performance. The principal component of the plan was a charge of $2,070,572 to cover the write-down of the carrying values of certain property and equipment. The property and equipment write-downs were a result of the Company's decisions to consolidate certain manufacturing facilities and product design centers, to discontinue the manufacture of certain products and to write off obsolete machinery and equipment. The restructuring charge also included estimated employee termination costs of $988,864 as approximately 30 employees were terminated or accepted an early retirement package. The reduction included employees associated with the Company's field sales, design, manufacturing, marketing and administrative activities. The balance of approximately $400,000 related to other restructuring costs associated with the plan. Approximately $411,000 of the restructuring costs related to the U.K. operations.

The Company estimates that the cost savings resulting from the restructuring charge during the fiscal years ended August 31, 2000, 1999 and 1998 amounted to $2,046,702, $2,120,899 and $1,089,435, respectively. Of these amounts, the
Company estimates the restructuring resulted in a reduction in cost of sales of $431,295, $468,857 and $263,414 during the fiscal years ended August 31, 2000, 1999 and 1998, respectively, and a reduction in selling and administrative expenses of $1,615,407, $1,652,042 and $826,021 during the fiscal years ended August 31, 2000, 1999 and 1998, respectively. Similar cost savings are expected going forward except to the extent positions may be restored.

The restructuring was completed during the year ended August 31, 1998 without any adjustment to the restructuring charge. The cost savings have been substantially as expected. At August 31, 2000, only $100,157 of the payments accrued in connection with the restructuring remained to be paid. Payments will continue until August 2002.

NOTE 16: CLAIMS AND CONTINGENCIES

In May 2000, a Motion for Summary Judgement in favor of the Company was granted in a lawsuit filed against the Company in December 1996 seeking substantial compensatory and punitive damages as a result of the alleged wrongful death of an employee. The plaintiff in this lawsuit has filed an appeal. In addition, legal and administrative proceedings against the Company involving claims of employment discrimination are pending. In the opinion of management, the disposition of these proceedings should not have a material adverse effect on the Company's financial position or results of operations.

NOTE 17: BUSINESS SEGMENTS

The Company currently operates in a single business segment as a custom designer and manufacturer of protective packaging, material handling solutions and specialty components. The Company has product design, sales and manufacturing operations in the U.S. and the U.K., as well as in Maquiladora zones in Mexico. The geographic distribution of net sales and operating income (loss) for the fiscal years ended August 31, 2000, 1999 and 1998 and of long-lived assets at August 31, 2000, 1999 and 1998 is set forth below. A portion of U.S. selling expenses has been allocated to the Mexican operations for all periods presented since most of the design and selling activity for the Mexican operations is performed by U.S. personnel. Operating income (loss) is gross profit less selling and administrative expenses.


--------------------------------------------------------------------------------------------------
August 31,                             2000                   1999                    1998
--------------------------------------------------------------------------------------------------
Net Sales
  United States                    $224,484,011            $191,732,957           $193,470,452
  United Kingdom                     24,609,991              23,909,889             25,696,670
  Mexico                             24,593,492              18,198,154             13,735,088
--------------------------------------------------------------------------------------------------
    Total                          $273,687,494            $233,841,000           $232,902,210
--------------------------------------------------------------------------------------------------
Operating Income (Loss)
  United States                    $ 26,264,244            $ 22,935,788           $ 23,452,719
  United Kingdom                       (176,738)               (407,436)            (2,043,964)
  Mexico                              1,614,117                 717,811                153,507
--------------------------------------------------------------------------------------------------
    Total                          $ 27,701,623            $ 23,246,163           $ 21,562,262
--------------------------------------------------------------------------------------------------
Long-lived Assets
  United States                    $ 96,105,956            $ 86,379,603           $ 83,781,953
  United Kingdom                     11,724,457              17,044,811             18,215,968
  Mexico                              8,091,037               9,527,409              8,361,718
--------------------------------------------------------------------------------------------------
    Total                          $115,921,450            $112,951,823           $110,359,639
--------------------------------------------------------------------------------------------------


                                                                  AR 2000  |  25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

NOTE 18: SUBSEQUENT EVENT

In September 2000, the Company purchased the operating assets of the Mt. Pleasant, Tennessee plant of Polyfoam Packers Corporation. In addition to a state-of-the-art custom foam molding facility, the Company acquired new customer accounts that are expected to add approximately $3,000,000 of new revenues in the fiscal year ended August 31, 2001. The total consideration paid consisted of cash paid at closing and additional cash consideration which may be paid to the seller based on certain sales made by the business acquired. The acquisition was accounted for as a purchase and portions of the purchase price were allocated to goodwill and to a covenant not to compete.

In October 2000, the Company acquired a 50% interest in an existing Irish company from Hytherm (Ireland) Ltd. The 50/50 joint venture under the name Tuscarora Ireland Limited will manufacture custom protective packaging from an existing foam molding facility in Cork, Ireland.

NOTE 19: QUARTERLY FINANCIAL DATA
(UNAUDITED)
Summarized quarterly financial information is as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                              Fiscal Quarter Ended
                                November 30              February 29                May 31               August 31
-----------------------------------------------------------------------------------------------------------------------
Fiscal 2000:
   Net Sales                    $64,717,803              $61,300,885             $72,465,046           $75,203,760
   Gross Profit                  16,325,043               13,960,362              17,051,972            17,758,996
   Net Income                     4,417,047                2,318,755               3,898,405             3,563,748
   Per Share of Common Stock:
     Basic Net Income                 $0.47                    $0.25                   $0.42                 $0.38
     Diluted Net Income               $0.47                    $0.25                   $0.42                 $0.38
     Dividends Paid                      --                   $0.135                      --                $0.135
     Stock Market Prices:
       High                          12 7/8                       12                      14                    16
       Low                                9                  10 9/16                  11 1/8               12 7/16

-----------------------------------------------------------------------------------------------------------------------
                                November 30              February 28                May 31               August 31
-----------------------------------------------------------------------------------------------------------------------
Fiscal 1999:
   Net Sales                    $60,465,735              $53,640,580             $59,703,336           $60,031,349
   Gross Profit                  15,087,311               12,013,627              13,694,768            14,409,612
   Net Income                     3,964,407                1,892,235               2,998,963             2,873,519
   Per Share of Common Stock:
     Basic Net Income                 $0.42                    $0.20                   $0.32                 $0.30
     Diluted Net Income               $0.41                    $0.20                   $0.31                 $0.30
     Dividends Paid                      --                    $0.12                      --                 $0.12
     Stock Market Prices:
       High                              14                       14                      13                    14
       Low                               10                       12                   8 1/2               10 7/16
======================================================================================================================


26  |

REPORT OF INDEPENDENT AUDITORS

================================================================================

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF TUSCARORA INCORPORATED

We have audited the accompanying consolidated balance sheets of Tuscarora Incorporated and subsidiaries as of August 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tuscarora Incorporated and subsidiaries as of August 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

    Pittsburgh, PA
    October 6, 2000





MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS--FISCAL 2000
COMPARED TO FISCAL 1999

Net sales for the fiscal year ended August 31, 2000 were $273.7 million, an increase of 17.0% or $39.8 million over fiscal 1999. Approximately 67% of the increase in net sales was attributable to increased demand for the Company's products in virtually all end-use markets in North America, with especially strong growth in sales to customers in the high technology and telecommunications industry. The balance of the increase in net sales is due primarily to the acquisition of Lane Container Company in Dallas, Texas in September 1999, the acquisition of Berry Packaging, Inc. in Sallisaw, Oklahoma in February 1999 and to higher selling prices for many of the Company's products. The higher selling prices were necessitated by increased raw material costs, particularly for expandable polystyrene resins and corrugated paper.

Net sales in the fourth quarter of fiscal 2000 were $75.2 million, an increase of 25.3% compared to $60.0 million in the fourth quarter of fiscal 1999. The fourth quarter of fiscal 2000 marked the fifth successive quarter in which sales were significantly increased over the corresponding quarter of the prior fiscal year.

Gross profit for the fiscal year ended August 31, 2000 was $65.1 million, or 23.8% of net sales, compared to $55.2 million, or 23.6% of net sales, in fiscal 1999. The increase in profitability, despite increasing raw material and energy prices throughout the last three quarters of fiscal 2000, resulted from improved manufacturing efficiencies, moderation of the impact of the rising raw material costs through pre-buying materials at favorable prices and increased selling prices for certain of the Company's products.

Net sales and gross profit for the U.K. operations for the fiscal year ended August 31, 2000 were $24.6 million and $4.1 million, respectively, compared to $23.9 million and $3.5 million, respectively, in fiscal 1999. Gross profit increased 17.8% to 16.9% of net sales during fiscal 2000, up from 14.7% in fiscal 1999. The increase in gross profit, despite the modest growth in sales, demonstrates the efficiencies created by redistributing certain business among the manufacturing facilities in the United Kingdom. The cost to redistribute such business led partially to a 10.1% increase in selling and administrative expenses for fiscal 2000. The operating loss in the U.K. for fiscal 2000 amounted to ($176,738), as compared to an operating loss of ($407,436) for fiscal 1999.


                                                                  AR 2000  |  27

================================================================================


Net sales for the Mexican operations for the fiscal year ended August 31, 2000 were $24.6 million, a 35.1% increase over net sales of $18.2 million in fiscal 1999. This significant increase in net sales resulted from growth in business from existing customers as well as new business from customers relocating their manufacturing facilities to Mexico. To accommodate the sales growth in Mexico, particularly with high technology and telecommunications customers, the Company opened a new facility in Guadalajara, Mexico during the third quarter of fiscal 2000. Gross profit for the Mexican operations for fiscal 2000 was $4.2 million, a 43.1% increase over the fiscal 1999 gross profit of $3.0 million. Gross profit increased to 17.2% of net sales during fiscal 2000, up from 16.3% in fiscal 1999. Operating income for the Mexican operations amounted to $1.6 million for fiscal 2000, as compared to $718,000 for fiscal 1999. Operating income for fiscal 1999 was adversely affected by start-up costs of the Company's Tijuana facility. The significant improvement in operating income during fiscal 2000 was due primarily to the Tijuana facility being fully operational during that period.

Selling and administrative expenses for the fiscal year ended August 31, 2000 increased 17.0%, or $5.4 million, to $37.4 million. In fiscal 2000, selling and administrative expenses were 13.7% of net sales, the same percentage of net sales they were in fiscal 1999. The dollar increase was due primarily to higher employee costs.

Interest expense for the fiscal year ended August 31, 2000 was $5.4 million compared to $4.6 million in fiscal 1999. As a percent of net sales, interest expense remained at 2.0% for fiscal 2000, as compared to fiscal 1999. The dollar increase in interest during fiscal 2000 is attributable to higher interest rates as well as higher levels of outstanding debt incurred primarily to fund capital expenditures and build significantly higher raw material inventory levels.

Income before income taxes for fiscal 2000 increased to $22.8 million from $18.9 million in fiscal 1999, an increase of 21.0%. The Company's effective tax rate remained at 37.8% for fiscal 2000, as compared to fiscal 1999.

Net income for the fiscal year ended August 31, 2000 was $14.2 million, an increase of 21.0% from the $11.7 million earned in fiscal 1999. The increase was due primarily to the increase in fiscal 2000 gross profit. Net sales and net income for fiscal 2000 were Company records.


RESULTS OF OPERATIONS--FISCAL 1999
COMPARED TO FISCAL 1998

Net sales for the fiscal year ended August 31, 1999 were $233.8 million, an increase of $939,000, or 0.4%, over fiscal 1998. The increase in net sales was due to a small acquisition in July 1998 and to the acquisition of Berry Packaging, Inc. in Sallisaw, Oklahoma in February 1999 and to higher sales levels in the consumer electronics and high technology industries in the last half of fiscal 1999. The overall increase in net sales was achieved despite modestly lower selling prices to customers through the first three quarters of the fiscal year as the Company passed on lower EPS resin costs to certain customers, lower sales to certain customers in the major appliance and high technology industries in the first and second quarters of the fiscal year and lower sales in the United Kingdom.

Net sales in the fourth quarter of fiscal 1999 were $60.0 million compared to $56.1 million in the same period of fiscal 1998, an increase of 7.0%. The fourth quarter was the only quarter during fiscal 1999 when the net sales were not less than or substantially the same as in the corresponding quarter of the prior fiscal year. The increase in net sales for the quarter was due primarily to significantly higher sales in the high technology industry and to higher selling prices to customers due to an increase in the cost of EPS resin that became effective during the quarter.

Gross profit for the fiscal year ended August 31, 1999 was $55.2 million, or 23.6% of net sales, compared to $52.8 million, or 22.7% of net sales, in fiscal 1998. The increase in gross profit margin for the fiscal year was due primarily to improved operating efficiencies at several key manufacturing facilities, including those in the U.K., and to the lower EPS raw material costs when compared to fiscal 1998.

Selling and administrative expenses for the fiscal year ended August 31, 1999 increased 2.4%, or $764,000, to $32.0 million and increased slightly as a percentage of net sales to 13.7% from 13.4% in the previous fiscal year. The dollar increase was due primarily to higher employee costs added in the latter half of the fiscal year. Through the first nine months of fiscal 1999 the selling and administrative expenses were less than in the corresponding period of fiscal 1998 due to the restructuring initiative taken in fiscal 1998 (see
Note 15 of the Notes to Consolidated Financial Statements).



28  |

================================================================================


Net sales and operating loss for the U.K. operations for the twelve months ended August 31, 1999 were $23.9 million and $407,000, respectively, compared to $25.7 million and $2.0 million, respectively, in fiscal 1998. The operating loss during the 1999 fiscal year was substantially less than during fiscal 1998 due to the improved operating efficiencies referred to above.

Interest expense for the fiscal year ended August 31, 1999 was $4.6 million compared to $4.9 million in fiscal 1998. The decrease of $325,000 was due to a slightly lower level of outstanding debt and to lower interest rates when compared to fiscal 1998.

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


LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities amounted to $10.2 million, $27.3 million and $21.8 million in fiscal 2000, 1999 and 1998, respectively. Depreciation and amortization in fiscal 2000, 1999 and 1998 amounted to $18.1 million, $17.6 million and $17.2 million, respectively. Because a substantial portion of the Company's operating expenses is attributable to depreciation and amortization, the Company believes that its liquidity would not be adversely affected should a period of reduced earnings occur.

Inventories and accounts payable at August 31, 2000 increased to $34.0 million and $20.0 million, respectively, from $22.5 million and $15.1 million, respectively, at August 31, 1999 primarily due to higher than normal purchases of raw materials throughout the year in anticipation of price increases by the Company's raw material suppliers. Accounts receivable increased to $49.1 million at August 31, 2000 compared with $34.1 million at the end of the prior fiscal year due primarily to the higher sales during the period and the acquisition of Lane Container Company in September 1999.

Capital expenditures for property, plant and equipment during fiscal 2000, 1999 and 1998 amounted to $20.3 million, $19.5 million and $24.2 million, respectively, including approximately $919,000, $900,000 and $1.3 million, respectively, for environmental control equipment. The largest amount of the capital expenditures during all three years has been for machinery and equipment. For fiscal 2000, expenditures included the purchase and refurbishment of an integrated materials facility in Darlington, Pennsylvania, to which the Company transferred its integrated materials manufacturing operations from a leased facility in Beaver, Pennsylvania; expenditures for a new warehouse at the custom foam molding facility in Marion, Ohio; expenditures to increase the manufacturing capacity at the custom foam molding facility in Colorado Springs, Colorado; expenditures for the completion of plant modernization and machinery and equipment upgrades at the custom foam molding facility in Sallisaw, Oklahoma acquired in February 1999; and expenditures to complete the installation of custom foam molding capabilities in Hayward, California.

In September 1999, the Company purchased Lane Container Company of Dallas, Texas, a specialty corrugated container, heavy wall corrugated fabrication and custom wood crating business; in February 2000, the Company purchased Erickson Wood Products of Belmont, California, a custom wood pallet and container business, and in March 2000, the Company purchased Cushion Packaging Company of Dallas, Texas, an interior


                                                                  AR 2000  |  29

================================================================================


foam cushion fabricating business. (see Note 13 of the Notes to Consolidated Financial Statements). The aggregate amount of cash paid in connection with the Company's business acquisitions, net of cash acquired, during fiscal 2000, 1999 and 1998 amounted to $4.3 million, $3.1 million and $1.1 million, respectively.

Long-term debt increased from $60.1 million at August 31, 1999 to $78.8 million at August 31, 2000, of which $76.0 million was borrowed under a credit agreement with the Company's principal bank and a second bank, including $40.0 million out of an available $55.0 million under a revolving credit facility. During the twelve months ended August 31, 2000, $23.7 million was borrowed under the credit agreement primarily to fund the higher than normal raw material purchases and capital expenditures during the fiscal year. See Note 3 of the Notes to Consolidated Financial Statements for additional information with respect to long-term debt.

Cash dividends amounted to $2.5 million ($0.27 per share), $2.3 million ($0.24 per share) and $2.1 million ($0.22 per share) in fiscal 2000, 1999 and 1998, respectively.

Cash provided by operating activities as supplemented by the amount available under the bank credit agreement should continue to be sufficient to fund the Company's operating needs, capital requirements and dividend payments.


MARKET RISKS

The Company is exposed to market risks from changes in interest rates and foreign exchange rates.

The Company's primary interest rate risk relates to its long-term debt obligations. At August 31, 2000, the Company had total long-term debt obligations, including the current portion of these obligations, of $83,959,268. Of this amount, only $1,350,089 was in fixed rate obligations. The average interest rate on the Company's variable rate obligations increased during the 2000 fiscal year and further increases may occur during the 2001 fiscal year. Assuming a hypothetical 10% increase in the weighted average interest rate on the Company's variable rate obligations (i.e., an increase from the August 31, 2000 weighted average interest rate of 7.84% to a weighted average interest rate of 8.52%), annual interest expense would be increased by approximately $570,326 based on the August 31, 2000 outstanding balance of variable rate obligations.

The Company has entered into an interest rate swap and cap agreement with its principal bank to hedge against the market risk of interest rate increases. The notional value under this agreement at August 31, 2000 amounted to $18,500,000. The additional interest expense paid under this agreement during the 2000 fiscal year was not material.

A substantial majority of the Company's sales and earnings are transacted in U.S. dollars. This includes substantially all the sales resulting from the Mexican operations. As to the operations in the U.K. for fiscal 2000, net sales denominated in U.K. pounds sterling totaled $24.6 million or approximately 9% of the Company's net sales. The average exchange rate during fiscal 1999 was 1.57 U.S. dollars per U.K. pound sterling. Assuming a hypothetical adverse change of 10% in such average exchange rate from 1.57 to 1.41, the net sales of the U.K. operations would have decreased by $2.5 million and the operating loss of these operations would have decreased by $18,000 for fiscal 2000.

The subsidiaries that operate in the U.K. and Mexico have amounts payable denominated in U.S. dollars, in addition to amounts payable denominated in U.K. pounds sterling and Mexican pesos, which can act to mitigate the impact of foreign exchange rate changes. The Company has not entered into any foreign currency exchange contracts to hedge against the exchange rate risk.

The market risks described above are substantially the same as at the end of fiscal 1999.

30  |

================================================================================


OUTLOOK

Fiscal 2000 saw the Company build on the considerable momentum in revenues and profitability that developed during the latter half of fiscal 1999. Rising sales, driven by continued growth in the high technology and telecommunications and consumer electronics markets should continue to generate profit growth in fiscal 2001. Significant progress has also been made in the Company's U.K. operations. The Company is generally pleased with the operating efficiencies that are currently in place there and expects that the higher revenues that were generated in the fourth quarter of fiscal 2000 should continue and should drive increases in profitability in fiscal 2001.

Capital expenditures for fiscal 2001 are expected to approximate the capital expenditures during fiscal 2000, and the Company will continue to look for acquisition opportunities.

While no new production sites are presently contemplated, the Company recently established a 50/50 joint venture in Ireland to serve the rapidly growing high technology industry in that country. The Company has also formed a strategic alliance with a Singapore based company with facilities throughout Asia that can supply customers who operate Asian production facilities that require products similar to those the Company provides in North America, the U.K. and Ireland. While there is presently no direct financial incentive for the Company to lead Asian business toward its alliance partner, it believes that a unified system can provide quality products and localized delivery in Asia. This will improve the likelihood of the Company being considered a preferred supplier by customers with global packaging requirements.


OTHER

The impact of inflation on both the Company's financial position and results of operations has been minimal and is not expected to adversely affect fiscal 2001 results.

In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Subsequently, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities: Deferral of the Effective Date of SFAS Statement No. 133," which deferred the effective date of SFAS No. 133 for one year. SFAS No. 133 became applicable to the Company on September 1, 2000 and will result in a charge to income or expense or an item of accumulated other comprehensive income (loss) which will not be significant.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements" to clarify the revenue recognition rules for certain types of transactions. The Company is currently evaluating the effect of implementing SAB 101, which is required to be adopted by the Company by the fourth quarter of the fiscal year ended August 31, 2001.


FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Results of Operations and Financial Condition and the Notes to Consolidated Financial Statements contain, in addition to historical information, certain forward-looking statements. Such statements (which are typically identified by the words "believe," "should," "expect," "anticipate," and other expressions that look to the future) are based on assumptions and expectations which, although believed to be reasonable based on information available to the Company, are inherently subject to risks and uncertainties and which, consequently, may or may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements. The risks and uncertainties inherent in the assumptions and expectations could be material, and include, but are not limited to, economic and market conditions, the impact of competition, consumer buying trends, pricing trends, fluctuations in the cost and availability of raw materials and the ability to maintain favorable customer and supplier relationships and arrangements.

                                                                  AR 2000  |  31

ELEVEN YEAR CONSOLIDATED FINANCIAL SUMMARY


 YEAR ENDED AUGUST 31,                           2000          1999           1998         1997         1996            1995
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                      $273,687      $233,841      $232,902      $209,207      $182,590      $163,300
-------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                       22,816        18,860        13,181(a)     15,441        15,905        15,034
-------------------------------------------------------------------------------------------------------------------------------
Net income                                       14,198        11,729         8,032(a)      9,295         9,653         8,980
-------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                    18,097        17,590        17,231        15,286        12,977        10,890
-------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding--basic        9,343         9,495         9,488         9,452         9,362         9,231
-------------------------------------------------------------------------------------------------------------------------------
Basic net income per share                         1.52          1.24          0.85(a)       0.98          1.03          0.97
-------------------------------------------------------------------------------------------------------------------------------
Diluted net income per share                       1.51          1.23          0.83(a)       0.97          1.01          0.96
-------------------------------------------------------------------------------------------------------------------------------
Return on sales                                     5.2%          5.0%          3.4%          4.4%          5.3%          5.5%
-------------------------------------------------------------------------------------------------------------------------------
Return on beginning shareholders' equity           16.4%         14.7%         11.0%         14.3%         17.6%         19.0%
-------------------------------------------------------------------------------------------------------------------------------
Working capital                                  60,468        37,375        34,859        29,784        23,224        22,390
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                    209,520       177,386       172,166       162,388       131,169       117,721
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt (excluding current portion)       78,764        60,065        61,184        57,166        39,249        36,510
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                             94,724        86,684        79,524        72,817        64,827        54,773
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share                    10.14          9.13          8.38          7.70          6.92          5.93
-------------------------------------------------------------------------------------------------------------------------------
Dividends per share                                0.27          0.24          0.22          0.19          0.17          0.15
-------------------------------------------------------------------------------------------------------------------------------

 YEAR ENDED AUGUST 31,                            1994             1993            1992         1991         1990
--------------------------------------------------------------------------------------------------------------------
Net sales                                        $120,085        $101,075        $95,809      $84,420      $85,458
--------------------------------------------------------------------------------------------------------------------
Income before income taxes                          9,017           6,285          8,289        6,856        7,912
--------------------------------------------------------------------------------------------------------------------
Net income                                          5,703           4,270(b)       4,981        4,230        4,874
--------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                       9,721           9,206          7,879        7,235        6,591
--------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding--basic          9,194           9,164          9,146        9,086        9,033
--------------------------------------------------------------------------------------------------------------------
Basic net income per share                           0.62            0.47(b)        0.54         0.47         0.54
--------------------------------------------------------------------------------------------------------------------
Diluted net income per share                         0.61            0.46(b)        0.54         0.46         0.53
--------------------------------------------------------------------------------------------------------------------
Return on sales                                       4.7%            4.2%           5.2%         5.0%         5.7%
--------------------------------------------------------------------------------------------------------------------
Return on beginning shareholders' equity             13.4%           10.9%          14.2%        13.4%        17.8%
--------------------------------------------------------------------------------------------------------------------
Working capital                                    16,548          15,893         13,463       13,728       11,385
--------------------------------------------------------------------------------------------------------------------
Total assets                                       94,225          79,769         75,510       63,775       60,677
--------------------------------------------------------------------------------------------------------------------
Long-term debt (excluding current portion)         25,284          23,930         22,121       14,870       16,264
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity                               47,180          42,546         39,280       35,152       31,451
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity per share                       5.13            4.64           4.29         3.87         3.48
--------------------------------------------------------------------------------------------------------------------
Dividends per share                                  0.13            0.12           0.11         0.09         0.09
--------------------------------------------------------------------------------------------------------------------


In the above table, all dollar amounts, except per share data, are in thousands. The weighted average number of shares of Common Stock outstanding and the dividends and other per share amounts have been adjusted to reflect the 100% share distribution paid on April 14, 1992 and the 50% share distribution paid on January 13, 1997.

(a) Income before income taxes, net income and net income per share amounts for the 1998 fiscal year include the effect of a nonrecurring, pre-tax charge of $3,495,336 for restructuring costs. (See Note 15 to the financial statements.)

(b) Net income and net income per share for the 1993 fiscal year include income of $321,218 or $0.03 per share resulting from the cumulative effect of a change in the method of accounting for income taxes.